Benchmark

2025
ANNUAL REPORT

Dear Shareholders,

Fiscal Year 2025 was a year of disciplined execution, tangible progress, and strengthening momentum for Benchmark. Amid continued macroeconomic uncertainty, our teams stayed focused on what we could control: operational execution, strengthening customer relationships, and long-term capital investment. That focus translated into solid financial performance, high customer satisfaction, and continued progress against our multi-year transformational strategic plan.

Our purpose-driven operating model, anchored in our core values and supported by a clearly defined mission, vision, and purpose, continues to differentiate Benchmark. We believe consistent execution, cultural strength, and strategic clarity are the foundation for sustainable value creation, and 2025 reinforced that this approach is working.

During the year, several accomplishments stood out:

- Delivered stable financial results despite a challenging environment — We achieved $2.7 billion in revenue, matching last year, and realized 5% non-GAAP EPS growth through disciplined cost management and improved execution.

- Produced strong margin results — We delivered non-GAAP gross margin exceeding 10%, with non-GAAP operating margin rising over the year to reach 5.5% by the end of the fourth quarter, highlighting ongoing progress toward long-term profitability objectives.

- Generated robust free cash flow — We produced $85 million in free cash flow over the year, concluding 2025 with a positive net cash balance of $111 million, enhancing our financial flexibility.

- Achieved high levels of customer satisfaction — Our Net Promoter Scores exceeded our objective for the year, supported by a customer obsession mindset and consistent execution.

- Strengthened performance across end markets — We accomplished growth in Aerospace & Defense, Medical, and Semiconductor Capital Equipment, and meaningful sequential improvement in Industrial and Advanced Computing & Communications as we progressed through the year.

We achieved these results while maintaining our capital allocation discipline. During the year, we continued to support our quarterly dividend and opportunistically repurchased shares, returning more than $50 million to shareholders. We also continued to optimize our global manufacturing network while investing in our future growth, including expansion in Europe and Malaysia.



"We believe consistent execution, cultural strength, and strategic clarity are the foundation for sustainable value creation."

Jeff Benck
Chief Executive Officer

Equally important, we continue to invest in our people, which are our greatest asset. Leadership development, succession planning, and organizational depth remain priorities as we scale the business and position for the future. In parallel, we advanced our technology and data capabilities during 2025 with the deployment of an internal enterprise AI platform and analytics tools. We also invested to better leverage our resources around the world with the creation of a Global Business Services (GBS) center and the expansion of our Internal Procurement (IPO) functions, both located in Malaysia. Additionally, we transitioned IT operations to a strategic managed services partner to improve efficiency and scalability. Together, these initiatives are enhancing decision-making, improving productivity, and supporting scalable execution.

Looking ahead, our multi-year strategy is clear, aligned, and progressing across the organization. We are focused on deepening our penetration into the higher value-add market sectors in which we have chosen to participate, further leveraging our world-class engineering services capabilities, continuing margin improvement, and strengthening our enterprise foundation in support of scaling the business. Led by our company-wide dedication to customer obsession and built on lean principles, I believe Benchmark is poised to deliver sustainable long-term growth.

As announced last September, with Benchmark entering this next growth phase, I have decided the time is appropriate to enter retirement while making way for the next generation of leadership at the company. The Board and I oversaw a deliberate succession process supported by a deep and experienced leadership team, resulting in David Moezidis, formerly our Chief Commercial Officer, being chosen as my successor. Having worked closely with David for the past three years, I am confident in his ability to execute our strategy, maintain our cultural strength, and continue to build on the progress achieved. This transition reflects continuity, not disruption.

In summary, we enter the coming year with momentum, a growing market opportunity, and a unified ONE Benchmark cultural approach. Our strategy is clear, our execution is disciplined, and our teams are aligned around a shared purpose.

Thank you to our employees for their commitment, to our customers for their trust, and to our shareholders for your continued support.

Jeff Benck
Chief Executive Officer



David Moezidis
President and Incoming
Chief Executive Officer

Non-GAAP Financial Measures

This shareholder letter includes certain financial measures that exclude items and therefore are not in accordance with U.S. generally accepted accounting principles ("GAAP"). A detailed reconciliation between GAAP results and results excluding items ("non-GAAP") is included below. Management discloses non-GAAP information to provide investors with additional information to analyze the Company's performance and underlying trends. Management uses non-GAAP measures that exclude certain items in order to better assess operating performance and help investors compare results with our previous guidance. The Company's non-GAAP information is not necessarily comparable to the non-GAAP information used by other companies. Non-GAAP information should not be viewed as a substitute for, or superior to, net income or other data prepared in accordance with GAAP as a measure of the Company's profitability or liquidity. Readers should consider the types of events and transactions for which adjustments have been made.

Reconciliation of GAAP to Non-GAAP Financial Results

(In Thousands)	Three Months Ended				Year Ended	
(In Thousands)	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2025	December 31, 2024
Sales	$704,331	$680,678	$642,335	$631,764	$2,659,108	$2,656,105
Income from operations (GAAP)	$20,143	$23,661	$20,486	$11,759	$76,049	$109,411
Restructuring charges and other costs	$2,952	$1,211	$1,939	$1,342	$7,444	$6,336
Stock-based compensation expense	$2,121	$5,345	$5,335	$4,397	$17,198	$13,366
Amortization of intangible assets	$1,204	$1,205	$1,204	$1,204	$4,817	$4,817
Asset impairment	$11,102	—	—	—	$11,102	—
Legal and other settlement loss [1]	$1,174	$816	$799	$10,275	$13,064	$1,778
Other	$60	$357	$311	—	$728	—
Customer insolvency (recovery)	—	—	—	—	—	($316)
Non-GAAP income from operations	**$38,756**	**$32,595**	**$30,074**	**$28,977**	**$130,402**	**$135,392**
GAAP operating margin	2.9%	3.5%	3.2%	1.9%	2.9%	4.1%
Non-GAAP operating margin	5.5%	4.8%	4.7%	4.6%	4.9%	5.1%
Gross Profit (GAAP)	$74,169	$67,943	$64,772	$63,180	$270,064	$270,024
Stock-based compensation expense	$498	$515	$514	$431	$1,958	$1,668
Customer insolvency (recovery)	—	—	—	—	—	($316)
Non-GAAP gross profit	**$74,667**	**$68,458**	**$65,286**	**$63,611**	**$272,022**	**$271,376**
GAAP gross margin	10.5%	10.0%	10.1%	10.0%	10.2%	10.2%
Non-GAAP gross margin	10.6%	10.1%	10.2%	10.1%	10.2%	10.2%
Net income (GAAP)	$5,973	$14,263	$972	$3,644	$24,852	$61,126
Restructuring charges and other costs	$2,952	$1,211	$1,939	$1,342	$7,444	$6,336
Stock-based compensation expense	$2,121	$5,345	$5,335	$4,397	$17,198	$13,366
Amortization of intangible assets	$1,204	$1,205	$1,204	$1,204	$4,817	$4,817
Asset impairment	$11,102	—	—	—	$11,102	—
Legal and other settlement loss [1]	$1,174	$816	$799	$10,275	$13,064	$1,778
Refinancing of Credit Facilities	—	—	$224	—	$224	—
Other	$60	$357	$311	—	$728	—
Customer insolvency (recovery)	—	—	—	—	—	($316)
Income tax adjustments [2]	$1,182	($905)	$9,208	($1,645)	$7,840	($3,006)
Non-GAAP net income	**$25,768**	**$22,292**	**$19,992**	**$19,217**	**$87,269**	**$84,101**
Diluted earnings per share:						
Diluted (GAAP)	$0.17	$0.39	$0.03	$0.10	$0.68	$1.66
Diluted (Non-GAAP)	$0.71	$0.62	$0.55	$0.52	$2.40	$2.29
Weighted-average number of shares used in calculating diluted earnings per share:						
Diluted (GAAP)	$36,193	$36,182	$36,258	$36,605	$36,300	$36,759
Diluted (Non-GAAP)	$36,193	$36,182	$36,258	$36,605	$36,300	$36,759
Net cash provided by (used in) operations	$58,676	$36,608	($2,823)	$31,503	$123,964	$189,225
Additions to property, plant and equipment and software	($10,590)	($11,494)	($12,304)	($4,156)	($38,544)	($33,253)
Free cash flow (used)	**$48,086**	**$25,114**	**($15,127)**	**$27,347**	**$85,420**	**$155,972**

(1) Includes settlement of the tax assessment in Mexico that was previously disclosed under Note 15 in Part II, Item 8 of the Company's Annual Report on Form 10-K for the year ended December 31, 2024.

(2) This amount represents the tax impact of the non-GAAP adjustments, including discrete tax items, using the applicable effective tax rates. For the three months and year ended December 31, 2025, $4.7 million and $16.0 million, respectively, in discrete tax charges relating to tax impacts that are non-recurring, event-driven, or attributable to prior periods, and not reflective of the Company's current-year operating performance.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ **Annual Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2025

or

☐ **Transition Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934**

For the transition period from__________to___________

Commission File Number 1-10560

BENCHMARK ELECTRONICS, INC.

(Exact name of registrant as specified in its charter)

Texas	**74-2211011**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

56 South Rockford Drive
Tempe, Arizona 85288
(623) 300-7000

(Address, including zip code, and telephone number, including area code, of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.10 per share	BHE	The New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☑

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b–2 of the Act). Yes ☐ No ☑

As of June 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter, the number of outstanding common shares was 35,910,297. As of such date, the aggregate market value of the common shares held by non-affiliates, based on the closing price per share on the New York Stock Exchange on such date of $38.83, was approximately $1.4 billion.

As of February 19, 2026, there were 35,667,045 common shares of Benchmark Electronics, Inc. outstanding, par value $0.10 per share.

Documents Incorporated by Reference:

Portions of the registrant’s Proxy Statement for the 2026 Annual Meeting of Shareholders, to be filed with the Securities and Exchange Commission not later than 120 days after the end of the registrant’s fiscal year ended December 31, 2025, are incorporated herein by reference (Part III, Items 10-14 of this Annual Report on Form 10-K).

TABLE OF CONTENTS

Page

PART I

PART II

PART III

PART IV

[THIS PAGE INTENTIONALLY LEFT BLANK]

Item 1. *Business*

This Annual Report on Form 10-K (Report) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act). These forward-looking statements are identified as any statement that does not relate strictly to historical or current facts and may include words such as "anticipate," "believe," "intend," "plan," "project," "forecast," "strategy," "position," "continue," "estimate," "expect," "may," "will," "could," "predict," and similar expressions of the negative or other variations thereof. In particular, statements, expressed or implied, concerning the outlook and guidance of Benchmark Electronics, Inc. (the Company) for first quarter and fiscal year 2026 results, future operating results or margins, the ability to generate sales and income or cash flow, expected revenue mix, the Company's business strategy and strategic initiatives, the Company's repurchases of shares of its common stock, the Company's expectations regarding restructuring charges, stock-based compensation expense, amortization of intangibles, award of any tax incentives and capital expenditures, and the Company's intentions concerning the payment of dividends, among others, are forward-looking statements. Although the Company believes these statements are based on and derived from reasonable assumptions, they involve risks, uncertainties and assumptions, that are beyond the Company's ability to control or predict, relating to operations, markets and the business environment generally, including those discussed under Part I, Item 1A of this Annual Report on Form 10-K for the year ended December 31, 2025 (the Report) and in any of the Company's subsequent reports filed with the Securities and Exchange Commission (SEC). Events relating to the possibility of customer demand fluctuations, supply chain constraints, continuing inflationary pressures, the effects of foreign currency fluctuations and high interest rates, the potential of another U.S. government shutdown and the economic impacts, volatility and uncertainty resulting therefrom, geopolitical uncertainties including continuing hostilities and tensions, trade restrictions and sanctions, tariffs and retaliatory countermeasures, the ability to utilize the Company's manufacturing facilities at sufficient levels to cover its fixed operating costs, or write-downs or write-offs of obsolete or excess components inventory, may have resulting impacts on the Company's business, financial condition, results of operations, and the Company's ability (or inability) to execute on its plans. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes, including the future results of the Company's operations, may vary materially from those indicated. Undue reliance should not be placed on any forward-looking statements. Forward-looking statements are not guarantees of performance. All forward-looking statements included in this document are based upon information available to the Company as of the date of this document, and the Company assumes no obligation to update.

Our fiscal year ends on December 31. Consequently, references to 2025 relate to the calendar year ended December 31, 2025; references to 2024 relate to the calendar year ended December 31, 2024, etc.

General

Benchmark Electronics, Inc. (Benchmark or the Company) is a Texas corporation that provides design engineering and advanced manufacturing services that include both electronic manufacturing services (EMS) and precision metal machining (PMM) services. We support customers throughout their product lifecycle starting from initial product concept through volume production, including the ability to manage direct order fulfillment and provide aftermarket services. We are a trusted partner to our European and U.S. based national and multinational original equipment manufacturers (OEMs). Served markets include: advanced computing and communication (AC&C), aerospace and defense (A&D), industrial, medical and semiconductor capital equipment (semi-cap). The Company has manufacturing operations located in the United States and Mexico (the Americas), Asia and Europe. In this Report, references to Benchmark, the Company or use of the words "we," "our," and "us" include Benchmark's subsidiaries unless otherwise noted.

Our customer engagement focuses on two principal areas:

- *Manufacturing Services* include printed circuit board assemblies (PCBAs), subsystem and full system integration, precision metal machining, complex electromechanical assembly, and related test and fulfillment services. We support build-to-order or configured-to-order programs across regulated, high-reliability markets. Our manufacturing capabilities span electronics assembly, precision machining, clean room assembly, systems integration, and direct order fulfillment.

- *Design & Engineering Services* include turnkey product design, designing for manufacturability, design optimization for our factory processes and supply chain, test development, concurrent and sustaining engineering, and regulatory services. Our engineering services may be for systems, sub-systems, printed circuit boards and assemblies, and components. We have the flexibility and capability to engage anywhere in the design process flow. We provide these services across all the industries we serve. We often partner with our customers to provide turnkey product realization from requirements through the launch to volume production in our factories. We have also developed differentiated capabilities in radio frequency (RF) and optics. The need to improve size, weight and power (SWaP) to accommodate high frequency electronics communications is important to customers in the A&D, medical, and AC&C markets.

Our core strength lies in our ability to partner with our customers to provide concept-to-production solutions through a tightly integrated and seamless set of design, test, manufacturing, supply chain, and support services. The integration of these product realization services, along with our global manufacturing presence, increases our ability to respond to our customers' needs by providing accelerated time-to-market and time-to-volume production of high-quality products, with an emphasis on complex products serving regulated markets with high reliability requirements. These capabilities and attributes enable us to build strong strategic relationships with our customers as an integral part of their business.

Our ability to deliver these integrated solutions is enabled by our highly skilled personnel who provide leading-edge technical capabilities in engineering services (including full life cycle), high frequency RF systems, microelectronics, optics, miniaturization, and manufacturing services (including electronics, complex precision machining, and clean room assembly). To support customers across these sectors, we have strategically invested in geographically diverse manufacturing locations and global supply chain capabilities.

A strong focus on human capital, including talent we hire and retain, is critical to maintaining our competitiveness. Our people-first culture is centered on our five core values, consisting of acting with integrity, valuing inclusion, commitment to customers, promoting ingenuity, and genuine caring for each other, our customers and our communities, and we take pride in our innovative and continuous improvement mindset. Our intent is to delight our customers while delivering operational and financial performance aligned with our goals. Through our employee engagement and customer satisfaction feedback processes, we continuously solicit and act upon information to improve our Company and better support our customers and business processes. We have invested in attracting and developing leadership throughout the organization and are committed to investing in an innovative and forward-thinking workforce.

Our Industry

Outsourcing engineering and manufacturing services enables OEMs to concentrate on their core strengths, such as research and development, branding, marketing, and sales. Leveraging an outsourcing model, OEMs also benefit from improved economies of scale, including reduced production costs, volume purchasing leverage, reduced fixed capital investments, improved inventory management, and access to global engineering, supply chain, and manufacturing resources. At the same time, OEMs are increasingly seeking to diversify their supplier base geographically, optimize their supply chain to minimize tariffs and move manufacturing closer to the source of end-demand. These dynamics combined have resulted in OEMs increasingly turning to outsourcing partners, which is a trend we expect to continue.

Outsourcing rates fluctuate periodically, and not all industries we serve outsource at the same rate. Historically, the computing and telecommunications markets were early to adopt the outsourcing model and are currently the most fully penetrated. This compares to the traditionally lower level of outsourcing within our other served markets in medical, industrial, A&D, and semi-cap. In all markets we target, our focus is concentrated within higher complexity sub-sectors, which are often highly regulated, in which our unique capabilities and skills enable us to differentiate from our competitors.

Each of our market sectors is high-value and well-aligned with our expertise in complex products. We do not typically participate in high-volume, commoditized markets that are often associated with the consumer or automotive sectors. We are well positioned to benefit from the intersecting trends of multi-technology products, outsourcing of engineering and manufacturing, and the desire to build products globally around an optimized supply chain.

Our Strategy

Our goal is to be the trusted partner of choice for leading OEMs in our target markets, which we anticipate offers the greatest potential for profitable growth. To achieve this goal, we have implemented the following strategies:

- *Focus on More Complex Products for Customers.* EMS providers serve OEMs across a broad range of industries, from high-volume, low-complexity consumer products to mission-critical, highly complex systems. We intentionally avoid lower-value, commoditized market opportunities and instead focus on low-to-medium-volume, high-complexity manufacturing programs, primarily within the A&D, semi-cap, medical, and industrial markets, which are often highly regulated and increasingly outsourced by OEMs. In the AC&C markets, we focus on customers with more complex requirements (high-performance computing, liquid-cooled systems, and next-generation broadband solutions) as compared to more commoditized offerings within the broader computing and telecommunications markets. Within each of our targeted sectors, we believe there is a general trend toward increased complexity, additional outsourcing, near-shoring of capacity, and elongated product life cycles.

- *Lead with Design & Engineering Services.* In addition to our manufacturing capabilities, we provide specialized design and engineering services through design centers in the Americas, Asia, and Europe. Leading with design and engineering enables us to partner with customers across the product lifecycle while supporting high-quality, reliability, and performance requirements. By leveraging engineering solutions, our customers can focus their efforts on innovation, building their brands and go-to-market, while relying on us as a trusted partner to deliver products faster and more efficiently.

- *Maintain and Develop Close, Long-Term Relationships with our Customers*. Our strategy emphasizes long-term relationships with leading OEMs in targeted growth industries by serving as an integral partner across the concept-to-production lifecycle, supported by dedicated global account and program management teams. We focus on caring for our customers and responding to their feedback to continue to improve our offerings and delivery.

- *Deliver Complete Manufacturing Solutions Globally*. OEMs increasingly seek integrated engineering and manufacturing partners to reduce cost and accelerate time-to-market. We provide services spanning initial product design and testing through full system assembly and distribution. Our PMM services and complex mechanical manufacturing, along with our systems integration assembly and direct order fulfillment services, enable our customers to potentially reduce product cost and risk of product obsolescence by reducing their total work-in-process and finished goods inventory. These services are available at many of our manufacturing locations worldwide and allow us to offer customers the flexibility to move quickly from design and initial product introduction to production and distribution.

- *Operational Excellence & Footprint Optimization.* We continuously optimize our global manufacturing footprint to align capacity, cost efficiency, and customer requirements, supported by a company-wide culture of continuous improvement and operational excellence.

- *Pursue Strategic Acquisitions.* While we have historically grown through acquisitions, we currently prioritize organic growth and selectively evaluate acquisition opportunities that enhance our core capabilities.

- *Capital Allocation.* In support of our financial goals, we will maintain a strong focus on cash conversion and working capital management. We are focused on effective capital deployment through the balance of investments to support organic growth of the business and returns to our shareholders through dividend distributions and share repurchases.

Services We Provide

Through the Benchmark network, we provide integrated design, engineering, manufacturing, automation, test, and fulfillment solutions supporting the full product lifecycle, from concept and prototyping through volume production, global distribution, and aftermarket support. Our balanced footprint enables us to serve both regional and multinational customers. These services are supported by integrated supply chain management, disciplined program management, and integrated information technology systems. All our services are supported through strong quality management and enterprise information systems.

Electronics Manufacturing Services (Electronics Manufacturing and Testing Services)

Benchmark provides advanced electronics manufacturing and test services supporting highly complex, high-reliability systems across our served markets.

Our advanced manufacturing services include, but are not limited to:

- *Printed Circuit Board Assembly (PCBA) and Test*. We offer our customers expertise in a wide variety of traditional and advanced manufacturing technologies. Our technical expertise supports complex PCBA and test solutions, assembly of subsystems, circuitry and functionality testing of printed assemblies, environmental and stress testing, and component reliability testing.

  Our comprehensive set of PCBA manufacturing technologies and solutions include:

  - Surface Mount Technology
    - Substrate Technology: Rigid Epoxy, Flex, Ceramic, Glass, Rigid-Flex
    - Pin-in-Paste Technology
    - Conformal Coating and Potting
  - RoHS Soldering Processes
  - Wafer-Level CSP (WLCSP)
  - Microelectronics
    - Mixed SMT and Microelectronics Assembly
    - Flip Chip
    - Chip-on-Board and Wire-Bonding

- Inspection and Test Solutions
  - Automated Optical Inspection (2D & 3D)
  - Automated X-ray Inspection
  - Flying Probe
  - Boundary Scan Test
  - In-Circuit Test
  - Board Level Functional Testing
  - Device/System Integration Functional Test
  - Electrical Safety Test
  - Microelectronics Test and Tune; and
  - Vibration, ESS, HALT, and HASS

We also provide specialized solutions in support of our customers' components, products and systems, which include:

- Conformal Coating and Potting;
- Underfill and Encapsulation;
- Ultrasonic Welding;
- Automation Solutions;
- Fluidics Assembly;
- Precision Alignment for Optical Applications;
- Liquid-cooled systems assembly and test;
- Hybrid Optical/Electrical Printed Circuit Board Assembly and Testing; and
- Sub-Micron Alignment of Optical Sub-Assemblies.

- *Component Engineering Services.* We provide support to our customers to assist their understanding of the evolving international environmental laws and regulations on content, packaging, labeling, and similar issues concerning the environmental impact of their products, including: "RoHS" (EU Directives 2011/65/EU on Restriction of certain Hazardous Substances Directive and 2015/863 amending Annex II to Directive 2011/65/EU); "WEEE" (EU Directive 2002/96/EC on Waste Electrical and Electronic Equipment); "REACH" (EC Regulation No 1907/2006 on Registration, Evaluation and Authorization of Chemicals); EU Member States' Implementation of the foregoing; "Conflict Minerals" as defined in the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act § 1502(b), implementing legislation and rules; and the People's Republic of China (PRC) Management Methods for the Restriction of the Use of Hazardous Substances in Electrical and Electronic Products. Manufacturing sites in the Americas, Asia, and Europe regions are experienced with both water-soluble and no-clean processes.

- *Systems Assembly and Test Development.* We provide subsystem and system-level integration, configuration and testing across all served markets. We develop product-specific manufacturing processes ranging from manual to fully automated lines based on customer volume and quality requirements. Our capabilities include in-circuit test, functional test, defect analysis, environmental stress screening, reliability testing, and custom test solutions.

- *Failure Analysis.* We offer an array of analytical solutions and expertise to help our customers address their most challenging engineering and business issues, including focused techniques for failure mode, failure mechanism, and root cause determination. Specialized analytical skill sets associated with electrical, mechanical, and metallurgical disciplines are used in conjunction with a vast array of equipment, such as ion chromatography, x-ray fluorescence, and scanning electron microscopy. Our state-of-the-art lab facilities provide customers with detailed reporting and support in an unbiased, timely and cost-effective manner. Mastering emerging technologies, coupled with an understanding of potential failure mechanisms, positions us to exceed customer expectations and maintain our technological diversity.

Precision Technology Services (*Precision Metal Machining and Complex Vertically Integrated Assemblies)*

In addition to traditional EMS, we offer complex PMM services, e-beam welding, and full electromechanical assembly of machined subsystems along with higher levels of system integration and test services. Benchmark Precision Technologies brings critical tolerance capability to metal fabrication and assembly, building components and sub-assemblies for highly regulated industries, including A&D, medical, and semi-cap. Benchmark Precision Technologies' capabilities go well beyond the typical machine shop in that they can design and engineer a prototype, transition it to an accelerated manufacturing ramp center to prepare for full volume production, and then shift it to any of Benchmark's global manufacturing facilities for further higher level of integration or system assembly.

- *Precision Technologies Group.* We provide vertically integrated precision mechanical components and complex electromechanical assemblies.

The processes supporting these include:

- Complex small / medium / large precision machining;
- Advanced metal joining, including vacuum chamber welding, electron beam welding, and brazing;
- Multi-axis robotic grinding for demanding applications such as turbine blades and scientific instruments;
- Complex clean room assembly and functional testing;
- Integration of major electromechanical assemblies;
- Large precision and industrial frame fabrication, welding, grinding, bead blasting, and powder coating; and
- Sheet metal forming, powder coating, and painting.

Our Global Network

Our operations include manufacturing facilities in seven countries, which are strategically located to support full product life cycle services for our customers. We have domestic facilities in Alabama, Arizona, California, Minnesota, New Hampshire, and Texas and international facilities in China, Malaysia, Mexico, Netherlands, Romania, and Thailand. Our network also includes design centers that lead customer engagements and provide solutions to customers in the Americas, Asia, and Europe.

We hold the following accreditations, certifications and registrations, as applicable by geographic region:

	Americas	Asia	Europe
ISO 13485:2016 – Medical	√	√	√
FDA/QSR Compliant – Medical	√	√	√
MedAccred	√	√	
AS9100:2016 – Aerospace	√	√	√
ITAR (International Traffic In Arms Regulations)	√		√
Nadcap (National Aerospace and Defense Contractors Accreditation Program)	√		
FAA Approved Parts Manufacturer – Aviation	√		
IATF 16949:2016 – Automotive		√	
TL9000 – Telecommunications	√		
ANSI ESD S20.20-2021	√	√	√
ISO 9001:2015 – Quality	√	√	√
ISO 14001:2015 – Environmental	√	√	√
ISO 45001:2018 – Occupational Health and Safety	√	√	√

Design and Engineering Services

We offer design and engineering services that complement our manufacturing operations and support customers at various stages of the product life cycle. These services strengthen our relationships with our manufacturing customers and help attract new customers seeking similarly specialized design and engineering services.

- *New Product Design, Prototype, Testing and Related Engineering Services.* We offer a full spectrum of new product design, automation, test development, prototype and related engineering services for projects contracted by our customers who pay for and maintain ownership of the resulting designs and intellectual property in our contract design services business. We employ a proven seven-step methodology from concept-to-production in our design services model, which enables a shorter product development cycle and provides our customers with a competitive advantage in time-to-market and time-to-profit. Our multi-disciplined engineering teams provide expertise in several core competencies critical to serving OEMs in our target markets, including award-winning industrial design, mechanical and electrical hardware, firmware, software and systems integration and support. We create specifications, designs and quick-turn prototypes, which are then validated and ramped into volume manufacturing.

- *Custom Test and Automation Equipment Design and Manufacturing Services.* We provide our customers with a comprehensive range of custom circuit and functional test equipment, process automation and replication solutions. We have expertise in tooling design, test solutions, equipment control and process, systems planning, process automation, systems integration, replication and programming. Our custom test solutions, process automation and replication services are available to our customers as part of our full-service product design and manufacturing solutions package or on a stand-alone basis for products designed elsewhere. We also provide custom test equipment and automation system solutions to OEMs, which pay for and own the resulting designs. Our ability to provide these solutions allows us to capitalize on OEMs' increasing needs for custom manufacturing solutions, which in turn provides an additional opportunity for us to introduce these customers to our comprehensive manufacturing services.

Supply Chain, Order Fulfillment, and Aftermarket Support Services

Our customers often face challenges in supply chain design, demand planning, material procurement, and inventory management due to demand variability, product design changes, short product life cycles, and component price fluctuations.

We employ enterprise resource planning (ERP) systems and lean/six sigma methodologies to efficiently and cost-effectively manage procurement and manufacturing processes. Because we are a significant purchaser of electronic components and other raw materials, we are generally able to capitalize on the economies of scale associated with our relationships with suppliers to negotiate price discounts, obtain components and other raw materials that are in short supply, and return excess components.

In support of our engineering services and manufacturing services, we offer our customers a wide array of capabilities from early supply chain design, to order fulfillment, to aftermarket services.

- *Value-Added Support System*s. We support our engineering, manufacturing, distribution and aftermarket support services with an efficient supply chain management system and a superior quality management program. Our value-added support services are primarily implemented and managed through a web-based information technology system that enables us to collaborate with our customers throughout all stages of the engineering, manufacturing, and order-fulfillment processes.

- *Supply Chain Management.* We offer full end-to-end supply chain design, inventory-management, and volume-procurement capabilities to improve access to supply, optimize cost, and reduce total cycle time. Our materials strategy focuses on leveraging our global procurement volume while providing local execution for maximum flexibility. We employ a full complement of electronic data interchange transactions with our suppliers to coordinate forecasts, orders, reschedules, and inventory and component lead times. Our ERP systems provide product and production information to our supply chain management, engineering change management and floor control systems. Our information systems include a proprietary software stack that controls serialization, production and quality data for all our facilities around the world using state-of-the-art equipment and control techniques to provide high quality product with superior traceability throughout the product lifecycle. To enhance our ability to rapidly respond to changes in our customers' requirements by effectively managing changes in our supply chain, we utilize web-based interfaces and real-time supply chain management software products, which allow for scaling operations to meet customer needs, shifting capacity in response to product demand fluctuations, reducing materials costs and effectively distributing products to our customers or their end customers.

- *Direct Order Fulfillment*. We provide direct order fulfillment for some of our OEM customers. Direct order fulfillment involves receiving customer orders, configuring products to quickly fill the orders and delivering the products either to the OEM, a distribution channel or directly to the end customer. We manage our direct order fulfillment processes using a core set of common systems and processes that receive order information from the customer and provide comprehensive supply chain management, including procurement and production planning. These systems and processes enable us to process orders for multiple system configurations and varying production quantities, including single units. Our direct order fulfillment services include build-to-order (BTO) and configure-to-order (CTO) capabilities. BTO involves building a complete system in real-time to a highly customized configuration ordered by the OEM's end customer. CTO involves configuring systems to an end customer's specifications at the time the product is ordered. The end customer typically places this order by choosing from a variety of possible system configurations and options. We are often capable of meeting a 2- to 24-hour turnaround time for BTO and CTO fulfillment. We support our direct order fulfillment services with logistics that include delivery of parts and assemblies to the final assembly site, distribution and shipment of finished systems, and processing of customer returns.

- *Aftermarket Non-Warranty Services*. We provide our customers with a range of aftermarket non-warranty services, including repair, replacement, refurbishment, remanufacturing, exchange, systems upgrade and spare part manufacturing throughout a product's life cycle. These services are tracked and supported by specific information technology systems that can be tailored to meet our customers' individual requirements.

Marketing and Customers

We market our services and solutions primarily through a direct sales force organized by vertical market sector. In addition, our engineering, operations, and executive management teams are an integral part of our sales and marketing approach. We enter into master supply agreements with the majority of our customers, which generally governs the conduct of our business with customers relating to, among other things, the design and manufacturing of products that in some cases were previously manufactured internally by the customer. The arrangements also generally identify the specific products to be designed and manufactured, quality and production requirements, product pricing and materials management. There can be no assurance that these arrangements will remain in effect or be renewed, but we focus intently on customer care to anticipate and meet the current and future needs of our customers.

Our key customer accounts are supported by dedicated teams directly responsible for global account management. These teams coordinate activities across the Benchmark global network to effectively satisfy customer requirements and have direct access to leadership and executive management to quickly address customer concerns. Local program managers and customer account teams further support the global teams and are linked by a comprehensive communications and information management infrastructure. In addition, our executive management is heavily involved in customer relations and devotes significant attention to broadening existing and developing new customer relationships.

The following table sets forth the percentages of our sales by market sector:

	Year Ended December 31,		
	2025	2024	2023
Semi-Cap	28%	27%	23%
Industrial	22	22	21
Medical	18	17	20
A&D	19	16	13
AC&C	13	18	23
Total sales	100%	100%	100%

A substantial percentage of our sales are made to a small number of customers and the loss of a major customer, if not replaced, would adversely affect us. Sales to our ten largest customers represented 51%, 50% and 52% of our total sales in 2025, 2024 and 2023, respectively. Sales to our largest customer, Applied Materials, Inc. and subsidiaries, represented 14% of our total sales in both 2025 and 2024 and 12% of our total sales in 2023.

Seasonality

On average, we have historically experienced higher sales during the fourth quarter of the calendar year aligned to the fiscal year end for many of our customers. In addition, we typically experience our lowest sales volume in the first quarter of each year.

Suppliers

We maintain a network of suppliers of components and other materials used in our operations. We procure components when a purchase order or forecast is received from a customer and occasionally utilize components or other materials for which a supplier is the single source of supply. If any of these single-source suppliers were unable to provide these materials, a shortage of components could temporarily interrupt our operations and lower our profits until an alternate component could be identified and qualified for use. For additional information, see "Risk Factors—Shortages or price increases of components specified by our customers have in the past delayed, and could continue to delay, shipments, which may adversely affect our profitability" in Part I, Item 1A of this Report. Although in the past we have experienced component shortages and longer lead times for various components, we continually strive to reduce the impact of component shortages by working with customers to reschedule deliveries and with suppliers to provide the needed components using just-in-time inventory programs, or by working with OEMs on qualifying alternative components or completing redesigns to eliminate the constrained part, or purchasing components at higher prices from distributors rather than directly from manufacturers. In addition, by developing long-term relationships with suppliers, we endeavor to minimize the effects of component shortages compared to manufacturers without such relationships. The goal of these procedures is to reduce our inventory risk. Our efforts to reduce inventory risk could prove difficult, exposing us to inventory risk related to obsolete or excess component inventory. For additional information, see "Risk Factors—Our customers may cancel their orders, change production quantities, delay production or change their sourcing strategies" in Part I, Item 1A of this Report.

Competition

The services we provide are available from many independent sources as well as from the in-house manufacturing capabilities of current and potential customers. Our competitors include Celestica Inc., Flex Ltd., Jabil Inc., Kimball Electronics Inc., Plexus Corp, and Sanmina Corporation. We believe that the principal competitive factors in our focus end-markets are our engineering capabilities, product quality, flexibility, cost and timeliness in responding to design and schedule changes, reliability in meeting product delivery schedules, pricing, access to senior management, technological sophistication, and geographic location.

In addition, original design manufacturers (ODMs) providing basic design and manufacturing services to OEMs have significantly increased their share of the outsourced manufacturing market over the last several years. This is particularly the case in more highly commoditized markets such as traditional computing and telecommunications. Competition from ODMs may increase if our focus end-markets become less complex or if ODMs expand their business model into lower-volume, higher complexity markets. However, competition from Asian ODMs may also decrease due to US OEMs' reluctance to rely solely on manufacturing services from Chinese or Taiwanese based ODMs due to concerns about increasing tariffs and government regulations that may impact an efficient global supply chain.

Sustainability

Benchmark continues to evolve and improve upon its Sustainability strategy. The Nominating, Sustainability and Governance Committee of our Board of Directors continues to have oversight with regard to environmental, social and governance (ESG) topics and the Company's Sustainability Council is currently chaired by our General Counsel & Chief Legal Officer, who is a member of our senior executive leadership team. The Council includes a cross-functional team of leaders representing operations, human resources, supply chain, regulatory compliance, finance, marketing communications, investor relations, facilities and the legal department. The Company's Sustainability Report, published each year, aligns with the Sustainability Accounting Standards Board and other frameworks such as the Global Reporting Initiative (GRI), United Nations Sustainable Development Goals and the Task Force on Climate-Related Financial Disclosures (TCFD) (recently changed to the Sustainability Disclosure Standards). We expect to publish our 2025 Sustainability Report in the first quarter of 2026. Our most current sustainability information is posted on our website at https://www.bench.com/sustainability.

Our 2025 Sustainability Report is expected to highlight the work we are doing across the globe and within the four tenets of our ESG strategy – Environmental Responsibility, Our People, Governance and Our Community.

Environmental Responsibility

Benchmark's commitment to environmental responsibility starts at the corporate level with meaningful goal setting followed by purposeful action. We expect to minimize our environmental impact with our Energy Management and Saving Guidelines which include procedures for reducing our waste sent to landfills through recycling, purchasing environmentally responsible products, and reducing energy and water consumption. All of Benchmark's sites also comply with local water laws and regulations. Beyond compliance, wherever possible, sites have demonstrated a commitment to water efficiency and conservation by, among other things, utilizing hands-free faucets, toilets, and water fill stations to limit water usage.

Benchmark's long-term commitment to sustainability is comprehensive, placing increased focus and emphasis on environmental consciousness, social responsibility, ethics and corporate governance, and supply chain ecosystem responsibility. Our goal is to do our part in contributing to a more sustainable world, while providing value to our shareholders consistent with our business objectives.

Other environmental priorities include:

- We apply an ethical approach to source reduction and disposal efforts.

- All Benchmark manufacturing facilities are certified to ISO 14001:2015, which is a set of standards related to environmental management and systems. The ISO 14001:2015 standard helps organizations minimize adverse impacts to the environment, comply with applicable laws, regulations and other requirements, and achieve continual improvement in these areas.

- Benchmark has launched a number of global initiatives designed to reduce energy consumption in our facilities, including upgrades and or retrofits in LED and motion detector lighting, solar panels, cooling towers, compressed air and vacuum systems, and exhaust fans. Each year, the Company utilizes an internal global manufacturing site competition to promote the environmental benefits of energy, water and waste reduction called the Benchmark Environmental Challenge. This annual global competition focuses on implementing projects to support our efforts to reduce greenhouse gas emissions and promotes increased environmental responsibility. Reductions in electricity, natural gas and water usage are routinely achieved because of the numerous energy reduction projects implemented by the competition participants.

- In 2025, we issued our fourth company-wide response to the Climate Disclosure Project questionnaire on climate change and our third response on water security. Our responses detail our management and oversight of climate-related issues as well as key challenges and opportunities for our Company related to climate change.

- Benchmark is pursuing opportunities to expand our renewable energy use by procuring renewable electricity, where available, and installing solar panels on a site-by-site basis.

- We understand that energy management involves changing a company's culture and replacing inefficient equipment. To that end, we have developed a set of principles and initiatives that we communicate company-wide to help reduce energy use.

Our People

Our strength comes from our people. We are committed to upholding human rights, worker safety, and fair labor practices across our organization and supply chain. We embrace diverse perspectives, knowing that collaboration drives innovation, better decision-making, and stronger business outcomes. Creating a workplace where employees feel valued, respected, and empowered is essential to our purpose—innovating for a healthier, safer, and better-connected world to create a brighter future. We prioritize inclusion, ongoing development, and career growth through structured training and career pathing. This refined talent strategy attracts and retains top talent and a culture enriched by the core values we live every day.

Building strong connections within our teams is key to this approach. Our Inclusion Council provides spaces for employees to support one another, share ideas, and champion inclusion across our global workforce. As we grow, we continue to explore new ways to strengthen Inclusion. Each year, our Inclusion Council creates a global calendar of events to promote awareness and engagement across the organization. In 2025, we celebrated the International Day of Youth and the International Day of Sign Languages, among many other observances.

We are also committed to ensuring that proper working conditions exist for the safety of our employees, such as the implementation of 6S lean management concepts (sort, set, shine, standardize, sustain, and safety) and visual management practices, developing, implementing and continuously improving our Occupational Health and Safety Management System, and providing appropriate education, reporting and controls. Benchmark's global environment, health and safety policy expresses our commitment to ensuring a safe working environment for our employees, contractors, customers, and communities and is a guide for manufacturing sites to use when developing or updating their environmental, health and safety programs.

In 2025, Benchmark was listed among The Most Trustworthy Companies in America by Newsweek. Benchmark's site in Tijuana, Mexico was again recognized as a "Company Committed to Human Rights" by the State Human Rights Commission of Baja, California, highlighting the facility's ongoing dedication to creating a workplace where respect, fairness, and inclusivity thrive. The Tijuana site also earned the ELSSA Badge of Distinction from the Mexican Social Security Institute, recognizing the Company's commitment to implementing effective strategies and actions to enhance the health, safety and well-being of employees. The Benchmark sites in Thailand also continue to receive numerous awards and recognition for their health and safety programs from both the Thai government and public organizations. In 2025, the Korat site again received the platinum-class award for its Zero Accident Campaign, marking the ninth consecutive year the facility was specifically recognized by the Thailand's Department of Labour Protection and Welfare, Ministry of Labour for its work in this area. In addition, Benchmark's Ayutthaya and Korat facilities received prestigious recognition from Thailand's Department of Industrial Works, Ministry of Industry, for maintaining outstanding standards in corporate social responsibility within the industrial sector, and the Ayutthaya again received the Green Industry Award Level 4 (Green Culture) for its ongoing commitment to integrating environmental and social responsibility into the organization.

Governance

We are committed to ensuring ethical organizational governance, promoting business ethics and integrity, and embracing inclusion in the boardroom and throughout the organization. Benchmark has comprehensive corporate governance policies and structures in place to foster accountability and transparency. These policies reflect our underlying commitment to maintaining the highest standards of ethics and integrity and to operating our business in compliance with all applicable laws and regulations, including anti-corruption, anti-bribery, and antitrust.

Demonstrating its commitment to observing fair, transparent and accountable operating practices, Benchmark believes that its ultimate responsibility is to help create and foster the best possible work environment for everyone in our organization. We continue to utilize a "Speak Up!" campaign designed to promote a positive and ethical organizational culture. We believe that each team member, regardless of position, shares in this responsibility, and we encourage all of them to "Speak Up!" with questions or concerns about actual or potential ethical issues, questions about company policies, suggestions about how we can make our organization better and to address any other concerns. To facilitate open and honest communication, our 24/7 whistleblower Helpline includes local phone numbers in each global location, together with language support, which allows reporters to "Speak Up!" in over 150 native languages. In addition, team members can access our web portal to report concerns, ask questions, or quickly access ethics and compliance policies. We believe these efforts strengthen our enterprise ethics and compliance efforts and foster an environment where employees and stakeholders can express and have concerns resolved.

Our Community and Supply Chain Responsibility

We are committed to sourcing from suppliers willing to support our sustainability initiatives. Benchmark endorses the Responsible Business Alliance (RBA) Code of Conduct, which provides guidance in five critical areas of corporate social responsibility performance, including labor, health and safety, environment, management systems, and ethics. Benchmark also seeks the same endorsement from our business partners, requesting that each business partner adhere to the RBA Code of Conduct or its equivalent at initial engagement and flowing these requirements through our commercial contracts to our business partners and supply chain. Benchmark also conducts a supply chain monitoring system to assess adherence in these areas regarding our supply chain partners.

Benchmark also supports the EcoVadis rating system; EcoVadis is a provider of sustainability ratings, intelligence and collaborative performance improvement tools for global supply chains. The EcoVadis methodology evaluates criteria across four themes: environment, labor and human rights, ethics and sustainable procurement. In 2025, Benchmark was again awarded the EcoVadis Bronze Medal-Sustainability rating, placing it in the top 35% of EcoVadis rated companies.

Benchmark also supports Rule 13p-1 under the Exchange Act (Conflict Minerals Law) and efforts to avoid sourcing conflict minerals (CM) (tin, tantalum, tungsten, and gold or other derivatives (3TG)) that directly or indirectly finance or benefit armed groups in the Democratic Republic of Congo (DRC) and in adjoining countries (Covered Countries). Consistent with the Conflict Minerals Law and the OECD Due Diligence Guidance concerning conflict minerals, Benchmark adopted the Responsible Minerals Initiative Due Diligence reporting process and seeks to obtain conflict minerals content declarations from its suppliers, promoting supply chain transparency. Benchmark does not directly source 3TG from mines, smelters or refiners, and is in most cases several or more levels removed from these supply chain participants.

Benchmark therefore expects our suppliers to:

- Utilize responsible sourcing practices per the Benchmark Conflict Minerals policy and endeavor to purge all high-risk smelters from their supply chain.

- Preferentially source 3TG from smelters and refiners validated as being conflict free and do not directly or indirectly benefit or finance armed groups in any Covered Country.

- Fully comply with the Conflict Minerals Law and provide all necessary Conflict Minerals (3TG) declarations.

- Have a credible, robust conflict minerals program (3TG) which should include: a written conflict minerals policy, communication of requirements to suppliers, CM data collection using the Responsible Minerals Initiative's Conflict Minerals Reporting Template (RMI CMRT), a professional analysis and risk assessment with corrective action based on the CMRTs collected from the suppliers.

- Pass these requirements through their supply chain and determine the 3TG sources (Smelters or Refiners – SORs).

- For suppliers representing the top 80% of our global corporate materials spend (our yearly corporate sample), provide their most recent RMI CMRT form, complete and accurate in the latest version with robust comments where appropriate, during our active yearly CM data collection campaign.

Any suppliers not willing to comply with these requirements shall be reviewed by global procurement with regard to future business and sourcing declarations. This conflict minerals policy encourages our suppliers to respect and protect human rights throughout the world.

Human Capital Management

Our employees are the driving force behind our success. Their talent, dedication, and collaboration shape who we are and what we stand for. That's why our purpose—innovating for a healthier, safer, and better-connected world to create a brighter future—was created by our employees, ensuring it reflects what truly matters to them. We are committed to providing the best possible work environment—one built on ethical leadership, integrity, and inclusion. By upholding strong organizational governance and championing ethical business practices, we empower our teams to thrive and make a meaningful impact every day.

Culture and Values

Benchmark focuses on delivering an engaging employee experience for our team members, creating a workplace where they can build the career of their dreams. Through encouragement, our desire is to have our team members unleash their full potential to drive industry-leading business results, while making a lasting difference in the lives of others. We embrace diverse viewpoints and perspectives, recognizing that greater inclusion fosters innovation and improves decision-making and financial results. We have five core values that drive our culture:

- **We act with integrity** by doing what we say we are going to do, exhibiting accountability, and building trust at all times.

- **We value inclusion** by respecting diverse opinions to collaborate effectively.

- **We are committed to customers** both internally and externally, with a dedication to excellence in every encounter.

- **We promote ingenuity** by proactively attacking challenges, creating innovative solutions, and constantly learning to drive continuous improvement.

- **We genuinely care** for each other, our customers, and our communities.

As mentioned above, we established a Sustainability Council with Board oversight to drive the four tenets of our long-term Sustainability strategy: Environmental Responsibility, Our People, Governance and Our Community. Our commitment to sustainability and these tenets is a strategic and operational imperative as we build a sustainable infrastructure across the Company. In partnership with our employees, we are committed to protecting the natural environment and our community through pollution prevention, conservation, responsible use and sustainable practices. Through our sustainability initiatives, we further engage our employees to ensure that our business practices support inclusion to attract and develop an innovative workforce.

The Human Capital and Compensation Committee of our Board of Directors is responsible for overseeing the Company's human capital practices and management compensation philosophy, including incentive compensation and equity-based plans for executives. Our Chief Human Resources Officer reports on important human capital management initiatives to this committee every quarter.

Career Development

Benchmark ensures that every employee has access to meaningful development opportunities, reinforcing our commitment to investing in our people as the foundation of our success. Developing a highly skilled and motivated workforce is essential to driving innovation and sustaining our long-term growth. We are committed to equipping employees with the tools, knowledge, and opportunities needed to advance their careers while strengthening the capabilities that power our business.

Benchmark's talent strategy is built on continuous learning and internal mobility, ensuring that employees can develop within the organization. We offer targeted programs that prepare employees for leadership roles, build technical expertise, and support cross-functional career growth. Our structured approach enables employees to align their career aspirations with Benchmark's evolving business needs, creating a workforce that is both agile and future-ready.

In addition to formal training, we recognize the importance of peer learning and mentorship in career development. Our THRIVE mentorship program connects employees with experienced mentors to navigate career challenges, build leadership skills, and maximize their impact. We offer competitive compensation and benefits packages that reflect the needs of our workforce. For our U.S. operations, we offer medical, dental, and vision benefits, disability coverage, survivor benefits, and a wellness program. We also offer competitive retirement benefits including a 401(k) match program at 100% of eligible employee contributions up to 4%, as well as similar retirement financial contributions in other countries in which we operate. In addition to base salary, Benchmark employees participate in a Quarterly Incentive Plan or Annual Incentive Plan that supports our organizational philosophy of allowing employees to share in the Company's performance and success. These plans align employee efforts to achieve the Company's strategic objectives through cash bonus payouts based primarily on performance results achieved against plan performance measures. Our executive compensation program is designed to attract, retain, and reward performance and align incentives with achievement of the Company's strategic plan and both short- and long-term operating objectives. In accordance with our compensation philosophy established by the Human Capital and Compensation Committee and the Board, we believe our executive pay is well-aligned with performance, creating a positive relationship between our operational performance and shareholder returns. Benchmark utilizes equity grants as part of at-risk incentive compensation for Named Executive Officers using a combination of performance-based restricted stock units and time-based restricted stock units to align their compensation with the creation of shareholder value.

Our Chief Human Resources Officer and other key leaders in our organization update the Human Capital and Compensation Committee on our strategy for talent development and retention, including succession planning for key positions in the Company.

Health and Safety

The safety of our employees is also of paramount concern to us. We are committed to ensuring that proper working conditions exist for the safety of our employees, such as the implementation of 6S lean management concepts and visual management practices, developing, implementing and continuously improving our Occupational Health and Safety Management System, and providing appropriate education, reporting and controls. We engage our employees to participate in decision-making as part of our Occupational Health and Safety Management System to ensure that we are developing, implementing and continuously improving our health and safety ecosystem and performance to prevent injury and illness.

As of December 31, 2025, we employed approximately 11,840 people, approximately 330 of whom were engaged in design and development engineering. Additionally, our contractor workforce included approximately 740 people. None of our domestic employees are represented by a labor union. In certain international locations, our employees are represented by labor unions and by works councils. Some countries also often have mandatory legal provisions regarding terms of employment, severance compensation and other conditions of employment that are more restrictive than U.S. laws. We have never experienced a strike or similar work stoppage, and we believe that our employee and labor relations are strong.

Segments and International Operations

We have manufacturing facilities in the Americas (United States and Mexico), Asia (China, Malaysia and Thailand) and Europe (Netherlands and Romania) to serve our customers. Benchmark is operated and managed geographically, and management evaluates performance and allocates resources on a geographic basis. During 2025, 2024 and 2023, 64%, 62% and 58%, respectively, of our total sales were from our international operations. See Note 10 to the consolidated financial statements in Part II, Item 8 of this Report for segment and geographical information.

Governmental Regulation

Our operations, and the operations of businesses that we acquire, are subject to foreign, federal, state and local regulatory requirements relating to security clearance, trade compliance, tariffs, anti-corruption, environmental, waste management, and health and safety matters. We are committed to operating in compliance with all applicable requirements. Significant costs and liabilities may arise from these requirements or from new, modified or more stringent requirements, which could affect our earnings and competitive position. In addition, our past, current and future operations, including those of businesses we may acquire, could give rise to claims of exposure by employees or the public or to other claims or liabilities relating to environmental, waste management or health and safety concerns.

We periodically generate and temporarily handle limited amounts of materials that are considered hazardous waste under applicable law. We contract for the off-site disposal of these materials and have implemented a waste management program to address related regulatory issues. For additional information, see "Risk Factors—Compliance or the failure to comply with environmental and climate change regulations could cause us significant expense" in Part I, Item 1A of this Report.

Available Information

Our website may be viewed at *https://www.bench.com*. Reference to our website is for informational purposes only and the information contained therein is not incorporated by reference into this Report. We make available free of charge through our internet website our filings with the SEC, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after electronically filing such material with, or furnishing it to, the SEC. All reports we file with the SEC are also available free of charge via EDGAR through the SEC's website at *https://www.sec.gov*.

Item 1A. *Risk Factors*

The following risk factors should be read carefully when reviewing the Company's business, the forward-looking statements contained in this Report, and the other statements the Company or its representatives make from time to time. Any of the following risk factors could materially and adversely affect the Company's business, operating results, financial condition and the actual results of the matters addressed by the forward-looking statements.

Operational Risks

Shortages or price increases of components specified by our customers have in the past delayed, and could continue to delay, shipments, which may adversely affect our profitability.

Substantially all of our sales are derived from manufacturing services in which we purchase components specified by our customers. In the past, supply shortages for components and commodity categories used in manufacturing resulted in industry-wide shortages of electronic components and curtailed production of assemblies. In some instances, such components shortages resulted in delayed shipment. Similarly, increased demand in surface mount components has at times caused us to experience component shortages and longer lead times for certain components. Any reoccurrence of such shortages or delays, including due to natural disasters or geopolitical issues or conflicts, could again result in delays in shipments to our customers, which would reduce our revenue, margins and operating cash flow for the periods affected.

Also, component supply shortages and delays in component deliveries, along with other factors such as tariffs, trade disputes or embargoes, inflation, and rising energy and transportation costs, can also result in increased component pricing. We have and may continue to bear the risk of component price increases that occur between periodic repricings of products during the term of a customer contract. If any shortages or delays in component products persist, the price of certain components may increase further or we may be exposed to quality issues, including the risk of receiving counterfeit parts. Further, we may not be able to secure enough components at reasonable prices or of acceptable quality to build products or provide services in a timely manner in the quantities needed or according to customer specifications. Accordingly, our business, cash flow, results of operations and financial condition could suffer if we lose time-sensitive sales, incur additional freight costs or are unable to pass on price increases and costs related to tariffs to our customers.

We are dependent on the success of our customers and the markets in which they operate. When our customers or the markets in which they operate experience declines or grow at a significantly slower pace than anticipated, we may be adversely affected.

We are dependent on the continued growth, viability and financial stability of our customers. Our customers are OEMs of:

- Industrial equipment;

- Aerospace and defense systems;

- Telecommunication equipment;

- Computer systems and high-performance computer platforms;

- Medical devices; and

- Semi-cap equipment.

These markets are subject to rapid technological change, vigorous competition, product life variability and consequent product obsolescence. When our customers are adversely affected by these factors, we may be similarly affected.

These markets are also subject to macroeconomic conditions and trends and conditions that are sector specific. Economic, business or regulatory conditions that affect these markets can particularly impact us. For instance, the semiconductor industry has historically been subject to significant cyclicality and volatility. Changing export regulations, increasing sanctions or other trade barriers may limit our ability to use or produce certain technologies or products in China or sell certain components or products that are ultimately destined to China.

The loss of a major customer would adversely affect us.

A substantial percentage of our sales is attributable to a small number of customers, and the loss of a major customer, if not replaced, would have a material adverse effect on our operations. Further, developments adverse to our major customers or their products, or the failure of a major customer to pay for components or services, could have an adverse effect on us. Sales to our ten largest customers represented 51%, 50% and 52% of our total sales in 2025, 2024 and 2023, respectively.

In addition, we generate significant accounts receivable in connection with providing services to our customers. If one or more of our customers were to become insolvent or otherwise unable to pay for the services provided by us, our operating results and financial condition would be adversely affected.

Most of our customers do not commit to long-term production schedules, which makes it difficult for us to schedule production and achieve maximum efficiency of our manufacturing capacity.

The volume and timing of sales to our customers vary due to:

- Changes in demand for their products;

- Their attempts to manage their inventory;

- Design changes;

- Changes in their manufacturing strategies; and

- Acquisitions of, or consolidations among, customers.

Due in part to these factors, most of our customers do not commit to firm production schedules for more than one quarter in advance. Our inability to forecast the level of customer orders with certainty makes it difficult to schedule production and maximize utilization of manufacturing capacity and on-hand inventory components and supplies. In the past, we have been required to increase staffing and other expenses, including component parts inventory, in order to meet the anticipated demand of our customers. Anticipated orders from many of our customers have, in the past, failed to materialize or delivery schedules have been deferred as a result of changes in our customers' business needs, thereby adversely affecting our results of operations due to inefficient use of manufacturing capacity, increased inventory balances and potential write-downs or write-offs of obsolete or unsold inventory. On other occasions, our customers have required rapid increases in production, which has placed an excessive burden on our resources. Such customer order fluctuations and deferrals have had a material adverse effect on us in the past and may again in the future.

A business downturn resulting from any of these external factors could result in restructuring and other charges, write-downs or write-offs of obsolete or unsold inventory and a deterioration in our gross profit, each of which could have a material adverse effect on our operating income.

Winning business is subject to lengthy, competitive bid selection processes that often require us to incur significant expense, from which we may ultimately generate no revenue.

Our business is dependent on us winning competitive bid selection processes. These selection processes are typically lengthy and may require us to dedicate significant development expenditures and scarce engineering resources in pursuit of a single customer opportunity. Failure to obtain a particular design win may prevent us from obtaining design wins in subsequent generations of a particular product. This could result in lost revenue and could weaken our position in future competitive bid selection processes.

Our customers may cancel their orders, change production quantities, delay production or change their sourcing strategies.

We make significant decisions, including determining the levels of business that we will seek and accept, production schedules, component procurement commitments, personnel needs, capital expenditures and other resource requirements, based on our estimate of customer requirements. The short-term nature of our customers' commitments and the possibility of rapid changes in demand for their products impede our ability to accurately estimate the future requirements of those customers. This could result in manufacturing inefficiencies and the buildup of component inventories, especially with respect to components ordered from single source suppliers and/or that are under non-cancellable, non-returnable purchase orders, each of which could have a material adverse effect on our gross profits, results of operations, liquidity and financial position.

When global labor and supply disruptions and increased demand for electronics in general have occurred, we coordinated with customers to enhance our procurement of components to solidify our supply chain and inventory of component parts, which caused our inventory balances to increase.

To mitigate our risks related to obsolete or unsold inventory, particularly with respect to component inventory that is procured under non-cancellable, non-returnable purchase orders and/or that is unique to a specific customer, we generally structure our agreements with contractual provisions that require the customer to purchase or reimburse us for component inventories maintained on their behalf or under binding non-returnable, non-cancellable purchase orders in the event the customer terminates the contract, or reduces or delays their purchase commitments or forecasts. Such contractual provisions are subject to conditions and interpretation, and our customers may allege defenses to the payment obligations we maintain are owed to us. Our ability to enforce these reimbursement provisions in our contracts could be costly and a customer could refuse or be unable to meet their obligations to us, which could result in material impairments of our inventories, litigation, increased inventory carrying costs and decreased liquidity, all of which could have a material adverse effect on our gross profit, results of operations and financial position.

We may encounter significant delays or defaults in payments owed to us by customers for products we have manufactured or components we have produced that are unique to particular customers.

We structure our agreements with customers to mitigate our risks related to obsolete or excess component inventory. However, enforcement of these contracts may result in material expense and delay in payment for inventory. Such customer refusals to pay for obsolete or excess component inventory have had a material adverse effect on us in the past and may again in the future. Thus, if any of our significant customers become unable or unwilling to purchase such inventory, our business may be materially harmed.

Our international operations are subject to certain risks.

During 2025, 2024 and 2023, 64%, 62% and 58%, respectively, of our sales were from our international operations. These international operations are subject to a number of risks, including:

- Inability to utilize net operating losses incurred by our foreign operations which would increase our overall effective tax rate;

- Political and economic instability (including acts of terrorism, outbreaks of war, ongoing conflicts, such as between Russia and Ukraine, in Israel and Gaza, and escalating tensions, such as between China and Taiwan as well as China and the U.S., and trade restrictions and tariffs), which could impact our ability to ship and/or receive product or, in the case of tariffs, increase our costs if we are unsuccessful in passing these tariffs on to customers;

- Export controls, import duties, customs audits, tariffs, and trade restrictions (including quotas and border taxes);

- Changes in foreign or domestic government policies, regulatory requirements and laws, which could impact our business;

- Longer customer payment cycles and difficulty collecting accounts receivable;

- Difficulties in staffing and managing foreign operations and attempting to ensure compliance with our policies, procedures and applicable laws, including various and changing minimum wage regulations;

- Coordinating communications and logistics across geographic distances and multiple time zones;

- Governmental restrictions on the transfer of funds that have the effect of preventing us from repatriating profits from our foreign subsidiaries;

- Public health crises, such as that experienced with the COVID pandemic, which can result in varying impacts to our business, employees, customers, suppliers, vendors and partners internationally

- Risk of governmental expropriation or seizure of our property; and

- High inflation and fluctuations in currency exchange rates, which could affect foreign taxes due, component costs, local payroll, utility and other expenses.

Changes that impact the way we operate internationally could have a negative impact on us and reduce the demand for our foreign manufacturing facilities. Moreover, any regulatory actions by other countries where we operate could also negatively impact our financial performance. In addition, changes in policies by the U.S. or other governments could negatively affect our operating results due to trade wars, changes in duties, tariffs or taxes, currency exchange rate fluctuations, or limitations on currency or fund transfers, as well as government-imposed restrictions on producing certain products in, or shipping them to, specific countries. For example, beginning in February 2025, the U.S. implemented tariffs on a variety of countries and commodities, including, among others, tariffs on aluminum, steel, copper and derivative products, imports of certain Canadian and Mexican goods, and imports of Chinese goods, universal tariffs on imports from most countries, and reciprocal tariffs on select countries. In response, certain countries have imposed, or are considering, retaliatory tariffs on U.S. exports. The global tariff landscape continues to shift rapidly, with changes impacting businesses around the world. If we are unable to fully pass on these costs or find new sources of components that we import, our results of operations and cash flows may be materially harmed. Also, our current facilities in Mexico operate under the Mexican Maquiladora (IMMEX) program. This program provides for reduced tariffs and eased import regulations. We could be adversely affected by changes in the IMMEX program or our failure to comply with its requirements. Additionally, increasing tariffs and other trade protection measures between the United States and China may affect the cost of our products originating in China as well as the demand for our products manufactured in China in the event our customers reduce operations in China as a result of such tariffs or trade protection measures. These actions could also affect the cost and/or availability of components that we procure from suppliers in China.

In addition, several of the countries where we operate have emerging or developing economies, which may be subject to greater currency volatility, negative growth, high inflation, limited availability of foreign exchange and other risks. Certain events, including natural disasters, can impact the infrastructure of a developing country more severely than they would impact the infrastructure of a developed country. A developing country can also take longer to recover from such events, which could lead to delays in our ability to resume full operations. These factors may harm our results of operations, and any measures that we may implement to reduce the effect of volatile currencies and other risks of our international operations may not be effective. In our experience, entry into new international markets requires considerable management time as well as start-up expenses for market development, hiring and establishing office facilities before any significant revenues are generated. As a result, initial operations in a new market may operate at low margins or may be unprofitable.

Certain foreign jurisdictions, as well as the U.S. government, restrict the amount of cash that can be transferred to the United States or impose taxes and penalties on such transfers of cash. To the extent we have excess cash in foreign locations that could be used in, or is needed by, our operations in the United States, we may incur penalties and/or taxes to repatriate these funds.

Another significant legal risk resulting from our international operations is compliance with the U.S. Foreign Corrupt Practices Act (FCPA). In many foreign countries, particularly in those with developing economies, it may be a local custom that businesses operating in such countries engage in business practices that are prohibited by the FCPA, other U.S. laws and regulations, or similar laws of host countries and related anti-bribery conventions. Although we have implemented policies and procedures designed to comply with the FCPA and similar laws, there can be no assurance that all of our employees, agents, or those companies to which we outsource certain of our business operations will not take actions in violation of our policies. Any such violation, even if prohibited by our policies, could have a material adverse effect on our business.

Start-up costs and inefficiencies related to new or transferred programs can adversely affect our operating results and such costs may not be recoverable if the new programs or transferred programs are cancelled.

Start-up costs, the management of labor and equipment resources in connection with the establishment of new programs and new customer relationships, and the need to estimate required resources in advance can adversely affect our gross margins and operating results. These factors are particularly evident in the early stages of the life cycle of new products and new programs or program transfers and in the opening of new facilities. These factors also affect our ability to efficiently use labor and equipment. We are constantly managing a number of new customer transitions or launching new OEM programs with existing customers. If any of these new programs or new customer relationships are terminated, our operating results could be harmed, particularly in the short-term. We may not be able to recoup these start-up costs or replace anticipated new program revenues. In addition, the introduction of programs requiring implementation of new competencies, including new process technology within our mechanical operations, could affect our operations and financial results because the deployment of such programs may require us to invest significant resources and capital in facilities, equipment and/or personnel.

Our financial results depend, in part, on our ability to perform on our U.S. government contracts, which are subject to uncertain levels of funding, timing and termination.

We provide services both as a prime contractor and subcontractor for the U.S. government. Consequently, a portion of our financial results depend on our performance under these contracts. Delays, cost overruns or product failures, in connection with one or more contracts, could lead to their termination and negatively impact our results of operations, financial condition or liquidity. We can give no assurance that we will be awarded new contracts to offset the revenue lost as a result of such a termination.

U.S. government programs require congressional appropriations, which are typically made for a single fiscal year even though a program may extend over several years. Programs often are only partially funded, and additional funding requires further congressional appropriations. The programs in which we participate compete with other programs for consideration and funding during the budget and appropriations process, which can be impacted by shifting and often competing political priorities. Levels of U.S. federal government spending are difficult to predict and are subject to significant risk. Current U.S. federal government spending levels for defense-related or other programs may not be sustained, and future spending and program authorizations may not increase or may decrease on programs from which we expect to derive a portion of future revenues, or shift to programs in areas where we do not provide services or are less likely to be awarded contracts. A significant decline in overall U.S. federal government spending, including the areas of national security, intelligence and homeland security, a significant shift in U.S. federal government spending priorities, the substantial reduction or elimination of particular defense-related programs or significant delays in contract or task order awards for large programs could adversely affect our business, financial condition and operating results.

Our government contracts often involve the development, application and manufacture of advanced defense and technology systems and products aimed at achieving challenging goals. New technologies used for these contracts may be untested or unproven and product requirements and specifications may be modified. Consequently, technological and other performance difficulties may cause delays, cost overruns or product failures. Moreover, there can be no assurance that the amounts we spend to develop new products or solutions to compete for a government contract will be recovered since we may not be awarded the contract.

Our business may be adversely impacted by climate change or natural or manmade disasters.

Some of our facilities are located in areas that may be impacted by hurricanes, earthquakes, water shortages, tsunamis, floods, typhoons, fires, extreme weather conditions and other natural or manmade disasters. For example, our facilities in Thailand experienced extensive flooding in 2011. Further, there continues to be concern about the frequency and severity of natural disasters, with climate change being offered as a potential catalyst. All of our facilities are subject to potential natural or man-made disasters such as those related to weather events, fires, acts of terrorism or war, breaches of security, theft or espionage, workplace violence and failures of utilities. If such an event was to occur and we did not have an effective business continuity plan in place, our business could be harmed due to the event itself or due to our inability to effectively manage the effects of the particular event, with the impact of the event potentially magnified in areas where we have multiple facilities in close proximity. Our insurance coverage for natural or manmade disasters is limited and is subject to deductibles and coverage limits. This coverage may not be adequate or may not continue to be available at commercially reasonable rates and terms. See "—Operational Risks—We bear the risk of uninsured losses."

In addition, some of our facilities possess certifications necessary to work on specialized products that our other locations lack. If work is disrupted at one of these facilities, it may be impractical, or we may be unable to transfer such specialized work to another facility without significant costs and delays. Thus, any disruption in operations at a facility with specialized certifications could adversely affect our ability to provide products and services to our customers, and thus negatively affect our relationships and financial results. While we maintain business continuity plans, including data system recovery protocols, to enable us to maintain operations following a natural disaster or other event that may be disruptive to our business, we cannot ensure these responses will fully mitigate or protect us from all disruptions.

We bear the risk of uninsured losses.

As a result of extensive 2011 flooding in Thailand, we have been unable to obtain cost-effective flood insurance to adequately cover assets at our facilities in Thailand. We continue to monitor the insurance market in Thailand; however, we have made physical alterations to help mitigate a similar natural disaster. We maintain insurance on all our properties and operations for risks and in amounts customary in the industry. While such insurance includes general liability, property & casualty, cybersecurity and directors & officers liability coverage, not all losses are insured, and we retain certain risks of loss through deductibles, limits and self-retentions. In the event we experience a significant uninsured loss, it could have a material adverse effect on our business, financial condition and results of operations.

Energy price increases may negatively impact our results of operations.

Some of the components that we use in our manufacturing activities are petroleum-based. In addition, we, along with our suppliers and customers, rely on various energy sources (including oil) in our transportation activities. While significant uncertainty exists about the future levels of energy prices, a significant increase is possible. Increased energy prices could cause an increase in our raw material and transportation costs. In addition, increased costs of our suppliers or partners could be passed along to us, and we may not be able to increase our product prices enough to offset them. Moreover, any increase in our product prices may reduce our future customer orders and profitability.

Customer relationships with start-up or emerging companies may present more risks than with established companies.

Customer relationships with start-up or emerging companies present special risks because these companies do not have an extensive product history or may not have adequate financial support. As a result, there is less demonstration of market acceptance of their products, making it harder for us to anticipate needs and requirements than with established customers. In addition, funding for such companies may be more difficult to obtain and these customer relationships may not continue or materialize to the extent we plan or previously experienced. This tightening of financing for start-up customers, together with many early-stage customers' lack of prior operations and unproven product markets increase our credit risk, especially in trade accounts receivable and inventories. Although we perform ongoing credit evaluations of our customers and adjust our allowance for doubtful accounts receivable for all customers, including start-up customers and emerging companies, based on the information available, these allowances may not be adequate. This risk may exist for any new start-up or emerging company customers in the future.

We face risks arising from the restructuring of our operations.

Over the past several years, we have undertaken initiatives to restructure our business operations with the intention of improving utilization and realizing cost savings. These initiatives have included changing the number and location of our production facilities, largely to align our capacity and infrastructure with current and anticipated customer demand. The process of restructuring entails, among other activities, moving production between facilities, transferring programs from higher cost geographies to lower cost geographies, closing facilities, reducing the level of staff, realigning our business processes and reorganizing our management.

Restructurings could adversely affect us, including a decrease in employee morale, delays encountered in finalizing the scope of, and implementing, the restructurings, failure to achieve targeted cost savings, and failure to meet operational targets and customer requirements due to the restructuring process. These risks are further complicated by our extensive international operations, which subject us to different legal and regulatory requirements that govern the extent and speed of our ability to reduce our manufacturing capacity and workforce.

We have and may be required to take additional charges in the future to align our operations and cost structures with global economic conditions, market demands, cost competitiveness, and our geographic footprint as it relates to our customers' production requirements or following divestitures. We have and may consolidate or divest certain manufacturing facilities or transfer certain of our operations to other geographies. If we are required to take additional restructuring charges in the future, our operating results, financial condition, and cash flow could be adversely impacted.

Industry Risks

We operate in a highly competitive industry; if we are not able to compete effectively in the EMS industry, our business could be adversely affected.

We compete against many providers of electronics manufacturing services. Some of our competitors have substantially greater financial, manufacturing or marketing resources than we do, have more geographically diversified international operations than we do and may respond more quickly than us to advancements in technology, such as artificial intelligence. Our primary competitors include Celestica Inc., Flex Ltd., Jabil Inc., Kimball Electronics Inc., Plexus Corporation, and Sanmina Corporation. In addition, we may in the future encounter competition from other large manufacturers that are selling, or may begin to sell, electronics manufacturing services.

We also face competition from the manufacturing operations of our current and future customers, who are continually evaluating the merits of manufacturing products internally against the advantages of outsourcing to EMS providers. In addition, in recent years, ODMs that provide design and manufacturing services to OEMs, have significantly increased their share of outsourced manufacturing services provided to OEMs in several markets, such as notebook and desktop computers, personal computer motherboards, mobile handsets and other consumer electronic products. Competition from ODMs may increase if our business in these markets grows or if ODMs expand further into or beyond these markets.

During periods of recession in the electronics industry, our competitive advantages in the areas of quick turnaround manufacturing and responsive customer service may be of reduced importance to electronics OEMs, who may become more price sensitive. We may also be at a competitive disadvantage with respect to price when compared to manufacturers with lower cost structures, particularly those with more offshore facilities located where labor and other costs are generally lower.

The availability of excess manufacturing capacity at many of our competitors creates intense pricing and competitive pressure on the EMS industry as a whole. To compete effectively, we must continue to provide technologically advanced manufacturing services, maintain strict quality standards, respond flexibly and rapidly to customers' design and schedule changes, deliver products globally on a reliable basis at competitive prices and seek to create enhanced relationships with our customers with our advanced technology and engineering solutions. Our inability to do so could have an adverse effect on us.

We may be affected by consolidation in the electronics industry, which could create increased pricing and competitive pressures on our business.

Consolidation in the electronics industry could result in a decrease in manufacturing capacity as companies seek to close plants or take other steps to increase efficiencies and realize synergies of mergers, creating increased pricing and competitive pressures for the EMS industry as a whole and our business in particular. In addition, consolidation could also result in an increasing number of very large electronics companies offering products in multiple sectors of the electronics industry. The growth of these large companies, with significant purchasing and marketing power, could also result in increased pricing and competitive pressures for us. Accordingly, industry consolidation could harm our business. We may need to increase our efficiencies to compete and may incur additional restructuring charges.

Regulatory, Compliance and Litigation Risks

Government contracts are subject to significant regulation, including rules related to bidding, billing, kickbacks and false claims, and any non-compliance could subject us to fines and penalties or debarment.

Like all government contractors, we are subject to risks associated with federal and/or state contracting and procurement terms. These risks include substantial civil and criminal fines and penalties if we were to fail to follow procurement integrity and bidding rules or cost accounting standards, employ improper billing practices, receive or pay kickbacks or file false claims. We have been, and expect to continue to be, subjected to audits and investigations by U.S. and foreign government agencies and authorities. The failure to comply with the terms of our government contracts could result in progress payments being withheld, our suspension or debarment from future government contracts or harm to our business reputation.

Regulatory, legislative or self-regulatory/standard developments regarding privacy and data security matters could adversely affect our ability to conduct our business.

U.S. privacy and data security laws apply to our various businesses. We also do business globally in countries that have more stringent data protection laws than those in the United States that may be inconsistent across jurisdictions and are subject to evolving and differing interpretations. Governments, privacy advocates and class action attorneys are increasingly scrutinizing how companies collect, process, use, store, share and transmit personal data. In Europe, the General Data Protection Regulation (GDPR) requires us to protect the privacy of certain personal data of European Union (EU) citizens. The California Consumer Privacy Act (CCPA) and the California Privacy Rights Act (CPRA) have similar protections, and other states have passed similar legislation. While we have implemented processes and controls to comply with GDPR, CCPA and CPRA requirements, we could incur significant fines, individual damages and reputational risks if our controls and processes are ineffective, and we fail to comply.

Unanticipated changes in our tax position, the adoption of new tax legislation, potential tax disputes or further developments affecting our deferred tax assets could adversely affect our financial results.

Our effective tax rate and overall tax position is highly dependent on, among others, the geographic mix of our earnings and the interpretation and application of the tax laws of each jurisdiction in which we operate. We base our tax position on our interpretation of applicable tax rules and regulations, pending tax legislation, our operational structure, and the manner in which our business is conducted. However, our tax liabilities may increase as a result of a successful challenge by one or more taxing authorities, or as a result of a change in tax laws or in the interpretation, application, or enforcement thereof. We cannot predict, with certainty, whether our tax positions will be successfully challenged, or whether any of the previously mentioned changes will increase our liabilities for taxes, interest, or penalties.

Many of the countries in which we operate provide tax holidays or other tax incentives intended to attract and retain business. While we have historically benefited from such incentives, our taxes could increase if these incentives are modified, retracted, or not renewed upon their expiration.

Global tax reform initiatives further increase the uncertainty of our effective tax rate and overall tax position. The Organization for Economic Co-operation and Development (OECD) and the G20 Inclusive Framework have introduced global minimum tax (GMT) rules under the framework commonly referred to as Pillar Two, establishing a 15% minimum effective tax rate for multinational enterprises with consolidated global revenues exceeding €750 million. These rules, which became effective as of January 1, 2024, have been enacted in most of the jurisdictions in which we operate manufacturing facilities. The implementation of this GMT is expected to materially reduce the benefit of our existing tax holidays and incentives, which may increase our income tax expense, reduce our net income, and negatively impact our cash flows.

Our effective tax rate and overall tax position may also be affected by any change in the interpretation and application of the tax laws applicable to U.S.-based multinationals, including any with respect to any new or existing guidance or legislative actions in the United States.

We have been, and are expected to continue to be, affected by (i) the Global Intangible Low-Taxed Income regime (renamed "Net CFC Tested Income" under the One Big Beautiful Bill Act or "OBBBA" enacted in July 2025), (ii) the Internal Revenue Code Section 163(j) provisions added by U.S. tax reform, (iii) the OBBBA, and (iv) related new tax legislation, interpretations and guidance. Future changes in tax policy at the federal and state levels, including potential revisions related to U.S. international tax regimes, could materially impact our competitiveness and financial results.

In addition, our taxable income relies on the acceptance, by local taxing authorities, of our intercompany transfer pricing practices. Due to inconsistent interpretation and enforcement of the arm's length standard across jurisdictions, our transfer pricing methodologies may be challenged. If such challenges are not resolved in our favor, then we could incur increased tax liabilities.

Finally, at the end of each reporting period we evaluate the recoverability of our deferred tax assets based on jurisdictional forecasts of future taxable income, historical operating performance, and tax‑planning opportunities. If adverse changes in profitability or business outlook occur, we may be required to record additional valuation allowances. Such adjustments could result in material non‑cash charges in the period in which they are recorded. These developments, individually or collectively, could adversely affect our effective tax rate, net income, and cash flows.

Any litigation, even where a claim is without merit, could result in substantial costs and diversion of resources.

In the past, we have been notified of or have pursued claims relating to various matters including intellectual property rights, contractual matters, labor issues or other matters arising in the ordinary course of business. In the event of any such claim, we may be required to spend a significant amount of money and resources to pursue or defend the matter, even if a claim against us is without merit. Accordingly, the resolution of such disputes, even those encountered in the ordinary course of business, could have a material adverse effect on our business, consolidated financial conditions and results of operations. See Part I, Item 3 of this Report.

Compliance or the failure to comply with environmental and climate change regulations could cause us significant expense.

We are subject to a variety of federal, state, local and foreign environmental laws and regulations relating to environmental, waste management, and health and safety concerns, including the handling, storage, discharge and disposal of hazardous materials used in or derived from our manufacturing processes. If we or the companies we acquire have failed or fail in the future to comply with such laws and regulations, then we could incur liabilities and fines and our operations could be suspended. Such laws and regulations could also restrict our ability to modify or expand our facilities, could require us to acquire costly equipment, or could impose other significant expenditures. In addition, our operations may give rise to claims of property contamination or human exposure to hazardous chemicals or conditions.

Our worldwide operations are subject to local laws and regulations. Some of our operations are subject to various environmental laws and related regulations, including: the "RoHS" (EU Directive 2011/65/EC on Restriction of certain Hazardous Substances); "WEEE" (EU Directive 2002/96/EC on Waste Electrical and Electronic Equipment); "REACH" (EC Regulation No 1907/2006 on Registration, Evaluation and Authorization of Chemicals); EU Member States' Implementation of the foregoing; "Conflict Minerals" as defined in the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act § 1502(b), implementing legislation and rules; and the People's Republic of China (PRC) Management Methods for the Restriction of the Use of Hazardous Substances in Electrical and Electronic Products; and other environmental laws and regulations. These laws and regulations impose administrative burdens on and restrict the sourcing and distribution of products containing certain substances, including lead, within applicable geographies and require a manufacturer or importer to recycle products containing those substances.

These directives affect the worldwide electronics and electronics components industries as a whole. If we or our customers fail to comply with such laws and regulations, we could incur liabilities and fines and our operations could be suspended.

In addition, as climate change concerns become more prevalent, the U.S. and foreign governments have sought to limit the effects of any such changes. This increasing governmental focus on climate change may result in new environmental regulations that may negatively affect us, our suppliers and our customers. This could cause us to incur additional direct costs or obligations in complying with any new environmental regulations and reporting requirements, as well as increased indirect costs resulting from our customers, suppliers or both incurring additional compliance costs that are passed on to us. These costs may adversely impact our operations and financial condition. Further, the cost of implementing sustainability and/or ESG initiatives, our ability to execute on sustainability and/or ESG targets and objectives as planned, the effectiveness and impact of intended actions, the impact of changing legislation, regulations and directives, and other factors, many of which are beyond the Company's control, could cause the outcomes, results and achievement of sustainability and/or ESG targets, goals, objectives, commitments and/or the implementation of sustainability and/or ESG initiatives to differ materially than those expressed or implied by the Company. In addition, our adherence to certain reporting standards or mandated compliance to certain requirements could necessitate additional investments that could impact our profitability, including investments to meet new or enhanced requirements and/or stakeholder expectations to reduce or mitigate the effects of greenhouse gas emissions and transition to low-carbon alternatives, driven by policy and regulations, low-carbon technology advancement and shifting consumer sentiment and societal preferences. Policy trends and public sentiment related to "anti-ESG" or "anti-DEI" legislation, policy or stakeholder pressure or activism, particularly in the U.S., may lead to new or conflicting requirements or expectations, resulting in risk of noncompliance, reputational damage, potential enforcement actions or claims.

If our manufacturing processes and services do not comply with applicable regulatory requirements, or if we manufacture products containing design or manufacturing defects, demand for our services may decline and we may be subject to liability claims.

We predominantly manufacture and design products to our customers' specifications; in some cases, our processes and facilities must comply with applicable regulatory requirements. For example, medical devices that we manufacture or design, as well as the facilities and manufacturing processes that we use to produce them, are regulated by the U.S. Food and Drug Administration or non-U.S. counterparts of this agency. Similarly, items we manufacture for customers in the A&D industries, as well as the processes we use to produce them, are regulated by the Department of Defense and the Federal Aviation Authority, which have increased their focus and penalties related to counterfeit materials. In addition, our customers' products and the manufacturing processes or documentation that we use to produce them often are highly complex. As a result, products that we manufacture may at times contain manufacturing or design defects, and our manufacturing processes may be subject to errors or noncompliance with applicable statutory and regulatory requirements. Defects in the products we manufacture or design, whether caused by a design, manufacturing or component failure or error, or deficiencies in our manufacturing processes, may result in delayed shipments to customers or reduced or cancelled customer orders. If these defects or deficiencies are significant, our business reputation could also be damaged. The failure of our products, manufacturing processes or facilities to comply with applicable statutory and regulatory requirements could subject us to fines or penalties and, in some cases, require us to shut down or incur considerable expense to correct a product, process or facility. In addition, these defects may result in liability claims against us or expose us to liability to pay for the recall of a product. The magnitude of any such claim may increase as we expand our medical and aerospace and defense manufacturing services, as defects in medical, aerospace or defense devices or systems could seriously harm or kill users of these products and others. Even if our customers are responsible for the defects, they may not, or may not have resources to, assume responsibility for any costs or liabilities arising from these defects, which could expose us to additional liability claims.

Technology Risks

If we are unable to maintain our technological and manufacturing process expertise, our business could be adversely affected.

The market for our manufacturing and engineering services is characterized by rapidly changing technology and continuing process development. We are continually evaluating the advantages and feasibility of new manufacturing processes (including utilization of machine learning and artificial intelligence). We believe that our future success will depend upon our ability to develop and provide manufacturing services that meet our customers' changing needs. This requires that we maintain technological leadership and successfully anticipate or respond to technological changes in manufacturing processes on a cost-effective and timely basis. Our failure to maintain our technological and manufacturing process expertise could have a material adverse effect on our business.

Our operations are subject to cyberattacks that could have a material adverse effect on our business.

We are increasingly dependent on digital technologies and services to conduct our business. We use these technologies for internal purposes, including data storage, processing and transmissions, as well as in our interactions with customers and suppliers. Examples of these digital technologies include ERP, shop floor control, test equipment, and other similar business applications, our global infrastructure and networks as well as external systems, analytics, automation, and cloud services. Digital technologies and services are subject to the risk of cyberattacks and, given the nature of such attacks, some incidents can remain undetected for a period of time despite our efforts to monitor, detect and respond to them in a timely manner. Our operations have been, and may in the future be, subject to ransomware or cyber-extortion attacks, which could significantly disrupt our operations. Generally, such attacks involve restricting access to computer systems or the restriction or theft of vital data including customer supplied data.

We monitor our systems for cyber threats and have processes in place to detect, mitigate and remediate vulnerabilities. Nevertheless, we have experienced cyberattacks and attempted breaches, including phishing emails and other targeted attacks.

Future cybersecurity incidents could result in the misappropriation of confidential information of the Company or that of its customers, employees, business partners or others; litigation and potential liability; enforcement actions and investigations by regulatory authorities; loss of customers and contracts; damage to the Company's reputation and/or otherwise harm its business. We also expect to incur substantial costs in the future to satisfy customer requirements (including costs arising from the U.S. government's Cybersecurity Maturity Model Certification program) and to mitigate against cybersecurity attacks as threats are expected to continue to become more persistent and sophisticated. If our systems for protecting against cybersecurity risks prove not to be sufficient, we could be adversely affected by, among other things: loss of or damage to intellectual property, proprietary or confidential information, or customer, supplier, or employee data; interruption of our business operations; higher insurance premiums;

government investigations; and increased costs required to prevent, respond to, or mitigate cybersecurity attacks. If any of our contractors, consultants, vendors or service providers use any third-party artificial intelligence-powered software or other tools in connection with our business or the services they provide to us, it may lead to the inadvertent disclosure of our confidential information through its incorporation into publicly available training sets, which may impact our ability to realize the benefit of, or adequately maintain or protect, our confidential information, harming our competitive position and business. These risks could harm our reputation and our relationships with customers, suppliers, employees and other third parties, and may result in claims against us. These risks could have a material adverse effect on our business, consolidated results of operations and consolidated financial condition.

Any delay in the upgrade of our information systems could disrupt our operations and cause unanticipated increases in our costs.

We are currently upgrading our IT infrastructure and ERP system, which we anticipate will take several years. Failure to complete the upgrade timely or at all could leave us with sites without the systems capability to flexibly support future customer requirements for manufacturing capabilities and data driven analytics, as well as result in unanticipated increases in costs.

Financial Risks

Our level of indebtedness may limit our flexibility in operating our business and reacting to changes in our business or industry, or prevent us from making payments on our debt or obtaining additional financing.

As of December 31, 2025, our total outstanding debt (excluding unamortized debt issuance costs and finance leases) was $213.1 million, all of which represented borrowings under our credit facility. Our level of indebtedness could have important consequences. For example, it could:

- Increase our vulnerability to general adverse economic and industry conditions;

- Impair our ability to obtain additional debt or equity financing in the future for working capital, capital expenditures, acquisitions or other purposes;

- Require us to dedicate a material portion of our cash flows from operations to the payment of principal and interest on our indebtedness, thereby reducing the availability of our cash flows to fund working capital needs, capital expenditures, acquisitions and other purposes;

- Expose us to the risk of increased interest rates since the term loan has a variable rate;

- Limit our flexibility in planning for, or reacting to, changes in our business or industry;

- Place us at a disadvantage compared to our competitors that have less debt; and

- Make it more difficult for us to satisfy our debt obligations.

Any of these risks could materially impact our ability to fund our operations or limit our ability to expand our business, which could have a material adverse effect on our business, financial condition and results of operations.

We are exposed to intangible asset risk; our goodwill may become impaired.

We have recorded intangible assets, including goodwill, in connection with business acquisitions. We are required to assess goodwill and intangible assets for impairment at least on an annual basis and whenever events or circumstances indicate that the carrying value may not be recoverable from estimated future cash flows. A significant and sustained decline in our market capitalization could result in material charges in future periods that could be adverse to our operating results and financial position. As of December 31, 2025, we had $192.1 million in goodwill and $38.8 million of identifiable intangible assets. See Note 4 to the consolidated financial statements in Part II, Item 8 of this Report.

We may be exposed to interest rate fluctuations.

We have exposure to interest rate risk on our outstanding borrowings under our variable rate credit agreement. These borrowings' interest rates are based on the spread, at our option, over the Secured Overnight Financing Rate (SOFR), the bank's prime rate or the federal funds rate. We are also exposed to interest rate risk on our invested cash balances.

Risks Related to the Ownership of Our Common Shares

We may experience fluctuations in quarterly results.

Our quarterly results may vary significantly depending on various factors, many of which are beyond our control.

These factors include:

- The volume of customer orders relative to our capacity;

- Customer introduction and market acceptance of new products;

- Changes in demand for customer products;

- Seasonality in demand for customer products;

- Pricing and other competitive pressures;

- The timing of our expenditures in anticipation of future orders;

- Our effectiveness in managing manufacturing processes;

- Changes in cost and availability of labor and components, including due to recent labor and supply constraints and inflation;

- Changes in our product mix;

- Changes in tax laws or interpretations of our tax positions in the jurisdictions in which we operate;

- Changes in tariffs, trade agreements and other trade protection measures;

- Fluctuations in currency exchange rates;

- Changes in political and economic conditions;

- Disruptions caused by computer malfunctions or cybersecurity incidents; and

- Local factors and events that may affect our production volume, such as local holidays, pandemics or natural disasters.

Additionally, as is the case with many high technology companies, a significant portion of our shipments typically occur in the last few weeks of a given quarter. Accordingly, sales shifts from quarter to quarter may not be readily apparent until the end of a given quarter and may have a significant effect on projected and reported results. Further, the price of our shares of common stock may experience volatility in response to fluctuating quarterly results.

Provisions in our governing documents and state law may make it harder for others to obtain control of the Company.

Certain provisions of our governing documents and the Texas Business Organizations Code may delay, inhibit or prevent someone from gaining control of the Company through a tender offer, business combination, proxy contest or some other method, even if shareholders might consider such a development beneficial.

These provisions include:

- A provision in our certificate of formation granting the Board of Directors authority to issue preferred stock in one or more series and to fix the relative rights and preferences of such preferred stock;

- Provisions in our bylaws restricting shareholders from acting by less than unanimous written consent and requiring advance notification of shareholder nominations and proposals;

- A provision in our bylaws restricting anyone, other than the Chief Executive Officer, the President, the Board of Directors or the holders of at least 10% of all outstanding shares entitled to vote, from calling a special meeting of the shareholders;

- A statutory restriction on the ability of shareholders to take action by less than unanimous written consent; and

- A statutory restriction on business combinations with some types of interested shareholders.

General Risk Factors

We are exposed to general economic and market conditions that could have a material adverse impact on our business, operating results and financial condition.

Uncertainty over the erosion of global consumer confidence, geopolitical events, such as ongoing conflict between Russia and Ukraine, conflicts in Israel and Gaza, and escalating tensions between China and Taiwan as well as China and the U.S., global pandemics, the availability and cost of credit, concerns about volatile energy costs, declining asset values, continued inflation, high interest rates, and the stability and solvency of financial institutions, financial markets, businesses, and sovereign nations can slow global economic growth and result in recessionary conditions. Any of these potential negative economic conditions may reduce demand for our customers' products and adversely affect our sales. Consequently, our past operating results, earnings and cash flows may not be indicative of our future operating results, earnings and cash flows.

In addition to our customers or potential customers reducing or delaying orders, a number of other negative effects on our business could materialize, including the insolvency of key suppliers, which could result in production delays, shorter payment terms from suppliers due to reduced availability of credit default insurance in the market, the inability of customers to obtain credit, continued supply chain constraints and the insolvency of one or more customers. Any of these effects could impact our ability to effectively manage inventory levels and collect receivables, increase our need for cash, and decrease our net revenue and profitability.

In cases where the evidence suggests a customer may not be able to satisfy its obligation to us, we establish reserves in an amount we determine appropriate for the perceived risk. There can be no assurance that our reserves will be adequate. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional receivable and inventory reserves may be required and restructuring charges may be incurred.

The acquisition, integration and operation of acquired businesses may disrupt our business and create additional expenses, and we may not achieve the anticipated benefits of the acquisitions.

Our capabilities have historically grown through acquisitions, and we may pursue additional acquisitions in the future. Our projections of results and successful integration of acquired operations into our network involve risks, including:

- Integration and management of the operations;

- As noted above, demand can vary, and our projections of results may be wrong due to deferred or reduced demand;

- Retention of key personnel;

- Integration of purchasing operations and information systems;

- Retention of the customer base of acquired businesses;

- Management of an increasingly larger and more geographically disparate business;

- The possibility that past transactions or practices may lead to future commercial or regulatory risks;

- Diversion of management's attention from other ongoing business concerns; and

- Inadequate internal control over financial reporting and our ability to bring such controls into compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 in a timely manner.

Our profitability will suffer if we are unable to successfully integrate an acquisition, if the acquisition does not further our business strategy as we expected or if we do not achieve sufficient revenue to offset the increased expenses associated with these acquisitions. We may overpay for, or otherwise not realize the expected return on, our investments, which could adversely affect our operating results and potentially cause impairments to assets that we record as a part of an acquisition including intangible assets and goodwill.

Our success will continue to depend to a significant extent on our workforce and our key personnel.

We depend significantly on our executive officers and other key personnel. The unexpected loss of the services of any one of these executive officers or other key personnel, or the failure to attract and retain new personnel, could have an adverse effect on us. Our ability to attract, develop and retain sufficient qualified personnel may be adversely affected by a number of factors, including labor availability in one or more of our locations, labor law and practices or union activities, wage pressure and changing wage requirements, increasing healthcare costs, local competition, high employment rates and turnover. Moreover, inflationary or other general labor cost increases have become more pronounced due to current economic conditions and if we are unable to offset these labor cost increases through price increases, growth or operational efficiencies, these cost increases could have a material adverse impact on our operating results and cash flow.

Our business or stock price could be negatively affected by the actions of activist shareholders or others.

Responding to actions by activist shareholders or others can be costly and time-consuming, disrupt our operations and divert the attention of management and our employees. Our ability to execute our strategic plan could also be impaired. In addition, a proxy contest for the election of directors would require us to incur significant fees and expenses, as well as require significant time and attention by management and our Board of Directors. Perceived uncertainties regarding our future direction also could affect the market price and volatility of our shares of common stock, our ability to attract and retain qualified personnel and business partners and may affect our relationships with vendors, customers or others.

Item 1B. *Unresolved Staff Comments*

None.

Item 1C. *Cybersecurity*

Global cybersecurity vulnerabilities and threats continue to evolve and are increasingly more sophisticated. The Company is aware of the dynamic nature of the cybersecurity threats we face and has a security program led by our Chief Information Security Officer (CISO) that strives to monitor and mitigate risks from cybersecurity threats. The CISO reports to the Chief Digital and Information Officer (CD&IO), provides periodic reports to the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), and reports quarterly to the Audit Committee of the Board of Directors, which oversees the Company's cybersecurity risk profile, including risks from cybersecurity threats, and mitigation activities. The Company's CISO has over 25 years of experience in cybersecurity, IT operations and infrastructure. Prior to joining Benchmark, she served as the VP of IT and Cybersecurity at Footprint, where she was accountable to the CEO, CFO, and board of directors. There, she established an enterprise security framework aligned to NIST CSF and NIST SP 800-171, remediated key risks in partnership with Deloitte and PwC, and helped the organization prepare for initial public offering readiness. Prior to that, she held CISO and senior IT leadership roles at TPI Composites, Charles Schwab, and Honeywell, where she established cybersecurity frameworks aligned to the National Institute of Standards and Technology (NIST), led global incident response programs, and directed large-scale IT transformations across complex environments.

The Company's CD&IO has been and continues to be responsible for Global IT, including overseeing cybersecurity and its digital strategy. In addition, he was responsible for cybersecurity in previous roles prior to joining the Company, including during his time at Rogers Corporation, a global high tech manufacturing company, as well as other global manufacturing companies.

The Company has an Enterprise Risk Management (ERM) process, with an annual risk assessment performed. A universe of key risks is updated annually, with key risks rated by and discussed with corporate and site-level executives, as well as the Audit Committee, which oversees the Company's ERM process. As a result of the annual risk assessment, the enterprise's top risks are identified, with action plans developed to address each risk. Results of the annual enterprise risk assessment are presented to and discussed with the Audit Committee at least annually. One of the key risks evaluated annually is cybersecurity. Our cybersecurity risk evaluation assesses whether, or to what extent, information assets (hardware, software, systems, laptops, data, intellectual property) might be compromised in an attack by a malicious actor, resulting in potential data leakage, data destruction, malware infiltration, or a ransomware attack. With the increasing sophistication of cyber-criminals and constantly evolving threat vectors, the Company continues to identify cybersecurity as a top risk, prompting numerous actions and measures across the Company that endeavor to mitigate and, where possible, minimize such risks.

The Company increasingly leverages and relies upon digital technologies and services to conduct our business and support our customers. These technologies and services are a blend of organic and third-party supplied solutions that encompass data storage, processing and transmissions. Our digital technologies support business processes for financial management, human capital management, customer engagement, and manufacturing services. Examples of such technologies include Enterprise Resource Planning (ERP) systems, shop floor controls, test equipment, general business applications, and our global infrastructure and networks, as well as external systems, analytics, automation and cloud services. Such digital technologies and services are subject to numerous risks including, but not limited to, ransomware or cyber-extortion, denial of service to systems, malicious code introduced through third party software products or software updates or theft of company, customer, vendor and employee data. Our operations have been, and may in the future be, subject to ransomware or cyber-extortion attacks, which could significantly disrupt our operations. Generally, such attacks involve restricting access to electronic and computer systems or the restriction or theft of vital data including customer supplied data.

The Company has a security program that strives to implement best practices for protecting our systems with the understanding that adversaries have varying skills and competencies and may be able to exploit or evade our current protective technologies. We actively monitor our systems for cyber threats and have processes in place to detect and remediate vulnerabilities. Our approach relies on both internal and external monitoring, vulnerability assessments as well as penetration testing by third parties. We also use leading end-point detection response tools to continuously monitor our security environment. We regularly conduct a review of our data management practices to ensure the proper retention, protection and storage of data, and to apply new technology-based tools to better manage the protection of customer data. Our information security policies and practices, which includes disaster recovery, are designed to deliver resilience and comply with several regulatory requirements including DFARS/NIST 800-171 controls. For our defense customers, we are undergoing certification to the U.S. Cybersecurity Maturity Model Certification (CMMC) program and performed a CMMC self-assessment with the assistance of a qualified third-party inspector. To ensure security awareness throughout the Company, we conduct employee training on multiple topics, and also conduct simulated phishing campaign tests. Regular communications remind all employees of how to be vigilant against cyberattacks. We have also recently implemented a third-party cybersecurity risk management program that continuously monitors key suppliers and customers' cybersecurity scores.

The Company's protective technologies include firewall and email protection against malware and phishing campaigns, and information system access management solutions such as multifactor authentication (MFA). We augment these protective technologies with security monitoring and detection capabilities to limit the impact of cybersecurity incidents. The security monitoring and detection tools we utilize leverage Endpoint Detection and Response (EDR) and Security Incident and Event Management (SIEM) augmented with threat intelligence information from multiple sources. We have further enhanced the security posture of the Company by implementing data security technologies and measures to reduce the impact of attempts to steal or destroy data. These technologies are tested regularly by both internal resources and external experts that evaluate the technology and identify vulnerabilities for mitigation and/or remediation. Our security program leverages Company and third-party security professionals and services to achieve an appropriate level of security and resilience that is reviewed periodically by an IT steering committee that includes senior officers such as the CEO, CFO, Chief Legal Officer, CD&IO, CISO, Chief Operating Officer and Chief Technology Officer, and the efficacy of these programs is also reviewed quarterly with the Audit Committee of the Company's Board of Directors.

As of the date of this filing, we are not aware of any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition. This statement does not guarantee that future incidents or threats will not have a material impact or that we are not currently the subject of an undetected incident or threat that may have such an impact. Despite the systems and processes we have in place to monitor, detect, mitigate and remediate potential vulnerabilities, in the past, we have experienced cyberattacks, and attempted breaches, including phishing emails and other targeted attacks, and there can be no guarantees that such attacks will not occur in the future.

Item 2. *Properties*

Our customers market numerous products throughout the world and therefore need to access manufacturing services on a global basis. To enhance our service offerings, we seek to locate our facilities either near our customers and our customers' end markets in major centers for the electronics industry or, where appropriate, in lower cost locations.

A summary of the approximate square footage of each of our principal manufacturing facilities by country follows:

(in thousands)	Square Footage
Americas:	
United States:	
Alabama	200
Arizona	234
California	142
Minnesota	497
New Hampshire	161
Texas	45
Mexico	517
Asia:	
China	326
Malaysia	436
Thailand	661
Europe:	
Netherlands	168
Romania	222
Total square footage	3,609

Our principal manufacturing facilities consist of 1.8 million square feet in facilities that we own, with the remaining 1.8 million square feet in leased facilities the terms of which expire between 2025 and 2036. We currently lease our corporate headquarters in Tempe, Arizona. This lease consists of approximately 64,000 square feet. We lease other facilities with a total of 23,700 square feet dedicated to engineering, sales and procurement services. We believe our facilities are suitable for their intended uses and are sufficient to meet our expected needs for the foreseeable future.

Item 3. *Legal Proceedings*

We are involved in various legal actions arising in the ordinary course of business. Information about our legal proceedings is included in Note 15 to the consolidated financial statements in Part II, Item 8 of this Report and is incorporated by reference herein. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on our consolidated financial position or results of operations.

Item 4. *Mine Safety Disclosures*

Not applicable.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Our common shares are listed on the New York Stock Exchange under the symbol "BHE."

The last reported sale price of our common shares on February 19, 2026, as reported by the New York Stock Exchange, was $57.33. There were approximately 500 record holders of our common shares as of February 19, 2026. Because many of our common shares are held by brokers and other institutions on behalf of shareholders, we are unable to estimate the total number of shareholders represented by these record holders.

Dividends

During 2025, cash dividends paid totaled $24.4 million. The Board of Directors currently intends to continue paying quarterly dividends. However, the Company's future dividend policy is subject to its compliance with applicable law, and depending on, among other things, our results of operations, financial condition, level of indebtedness, capital requirements, contractual restrictions, restrictions in our debt agreements, and other factors that the Board of Directors may deem relevant. Dividend payments are not mandatory or guaranteed; there can be no assurance that we will continue to pay a dividend in the future.

Issuer Purchases of Equity Securities

The following table provides information about the Company's repurchase activity during the quarter ended December 31, 2025 related to its equity securities that are registered pursuant to Section 12 of the Exchange Act:

(amounts in millions, except share and per share data)	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs [1]
October 1 to 31, 2025	—	$ —	—	$ 123.5
November 1 to 30, 2025	19,481	43.88	19,481	122.7
December 1 to 31, 2025	—	—	—	122.7
Total	19,481	43.88	19,481	122.7

[1] On February 19, 2020, the Board of Directors approved an expanded share repurchase authorization granting the Company authority to repurchase up to $150 million in common stock. Share purchases may be made in the open market, in privately negotiated transactions or block transactions at the discretion of the Company's management and as market conditions warrant. Purchases will be funded from available cash and may be commenced, suspended or discontinued at any time without prior notice. Shares repurchased under the program are retired.

During 2025, the Company repurchased a total of 0.7 million shares for an aggregate of $26.8 million at an average price of $38.22 per share. As of December 31, 2025, the Company had $122.7 million remaining under the share repurchase authorization.

Performance Graph

The following graph compares the cumulative total shareholder return on our common shares for the five‑year period commencing December 31, 2020 and ending December 31, 2025, with the cumulative total return of the Standard & Poor's 600 Stock Index (S&P 600) and the Nasdaq U.S. Benchmark Electronic Components Index (Nasdaq Electronic Components). The graph assumes that $100 was invested on December 31, 2020 in our common shares and in each of the two indices, and that dividends, if any, were reinvested.



Dec-20
Dec-21
Dec-22
Dec-23
Dec-24
Dec-25
$300.00
$200.00
$100.00
$-
Benchmark Electronics, Inc.
Nasdaq Electronic Components
S&P 600

	December 31,					
	2020	2021	2022	2023	2024	2025
Benchmark Electronics, Inc.	$ 100.00	$ 102.68	$ 103.86	$ 110.39	$ 184.47	$ 176.76
Nasdaq Electronic Components	100.00	126.69	126.12	120.18	150.80	185.16
S&P 600	100.00	125.27	103.45	117.81	125.85	131.18

Item 6. ***[Reserved]***

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto in Part II, Item 8 of this Report. You should also bear in mind the Risk Factors set forth in Part I, Item 1A, of this Report, any of which could materially and adversely affect the Company's business, operating results, financial condition and the actual results of the matters addressed by the forward-looking statements contained in the following discussion.

For discussion and analysis regarding our financial condition and results of operations for the year ended December 31, 2024 as compared to the year ended December 31, 2023, refer to Part II, Item 7 in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 filed with the SEC on February 24, 2025, as amended on February 27, 2025. For a discussion of the correction of an immaterial error see Note 1 to the consolidated financial statements in Part II, Item 8 of this report.

2025 OVERVIEW

Sales for 2025 and 2024 were both $2.7 billion. During 2025, sales to customers in our various industry sectors fluctuated from 2024 as follows:

- Semi-Cap increased by 2%
- Industrial remained flat
- Medical increased by 7%
- A&D increased by 19%
- AC&C decreased by 27%

Revenue was flat year-over-year primarily due to increases in A&D, Medical, and Semi-Cap, which were offset by a decrease in AC&C sales.

Our sales depend on the success of our customers, some of which operate in businesses associated with rapid technological change and consequent product obsolescence. Developments adverse to our major customers or their products, the availability of electronic component supply, or the failure of a major customer to pay for components or services have adversely affected us by not allowing us to fulfill our total customer demand. A substantial percentage of our sales are made to a small number of customers, and the loss of a major customer, if not replaced, would adversely affect us. Sales to our ten largest customers represented 51% and 50% of our total sales in 2025 and in 2024, respectively. Sales to Applied Materials, Inc. and subsidiaries, our largest customer in 2025 and 2024 represented 14% of our total sales in both 2025 and 2024. After a period of unprecedented global labor and supply disruptions, we have seen a general easing of certain material constraints across commodity categories, with the exception of older technologies where semiconductor original equipment manufacturers are not adding incremental capacity. The lack of capacity regarding these older technologies could constrain our ability to produce the full demand forecasts we are receiving from customers needing those parts. Lead times are also improving from the previous highs that prompted many suppliers to categorize some of their constrained components with non-cancellable and non-returnable business terms. Until recently, these constraints led to last-minute allocations and created inefficiencies in our operations, as well as increased costs to us and our customers.

We experience fluctuations in gross profit from period to period. Different programs contribute different gross profits depending on the type of services involved, location of production, size of the program, complexity of the product and level of material costs associated with the various products. Moreover, new programs can contribute relatively less to our gross profit in their early stages when manufacturing volumes are usually lower, resulting in inefficiencies and unabsorbed manufacturing overhead costs. During periods of low production volume, we generally have unabsorbed manufacturing overhead costs and reduced gross profit. Gross profit can also be impacted by higher costs associated with other situations, such as supply chain constraints. This includes supply chain premiums for excess component costs paid to secure available supply resulting in revenue with cost recovery only with no margin. In addition, a number of our new program ramps require incremental investment during the launch and ramp phase, which can exert downward pressure on our gross profit.

Inflation, interest rates, disruption in the global economy and financial markets, geopolitical events, tariffs and trade restrictions continue to create uncertainty. However, we are not aware of any specific event or circumstance that would require updates to our estimates or judgments or require us to revise the carrying value of our assets or liabilities as of the date we filed this Report. These estimates may change as new events occur and additional information is obtained. Actual results could differ from these estimates under different assumptions or conditions.

RESULTS OF OPERATIONS

The financial information and the discussion below should be read in conjunction with the consolidated financial statements and notes thereto in Part II, Item 8 of this Report. The following table presents the percentage relationship that certain items in our consolidated statements of income bear to sales for the periods indicated:

	Year Ended December 31,	
	2025	**2024**
Sales	100.0%	100.0%
Cost of sales	89.8	89.8
Gross profit	10.2	10.2
Selling, general and administrative expenses	6.0	5.6
Amortization of intangible assets	0.2	0.2
Restructuring charges and other costs	1.1	0.3
Income from operations	2.9	4.1
Other expense, net	(0.6)	(0.9)
Income before income taxes	2.3	3.2
Income tax expense	1.4	0.8
Net income	0.9%	2.4%

2025 Compared With 2024

Sales

Sales remained flat in 2025. The percentages of our sales by market sector were as follows:

	Year Ended December 31,	
	2025	**2024**
Semi-Cap	28%	27%
Industrial	22	22
Medical	18	17
A&D	19	16
AC&C	13	18
Total net sales	100%	100%

Semiconductor Capital Equipment. 2025 sales increased 2% to $741.2 million from $723.2 million in 2024. The increase was primarily due to higher demand with existing customers.

Industrial. 2025 sales increased slightly to $574.7 million from $573.3 in 2024. The slight increase was due to mixed demand.

Medical. 2025 sales increased 7% to $483.9 million from $450.7 million in 2024. The increase was primarily due to higher demand with existing customers.

Aerospace and Defense. 2025 sales increased 19% to $514.4 million from $434.0 million in 2024. The increase was primarily due to strong market growth in both commercial aerospace and defense.

Advanced Computing and Communications. 2025 sales decreased 27% to $344.9 million from $474.9 million in 2024. The decrease was due to lower demand from existing customers.

Our international operations are subject to the risks of doing business abroad. See Part I, Item 1A of this Report for risk factors pertaining to international sales, fluctuations in foreign currency exchange rates and a discussion of potential adverse effects in operating results associated with the risks of doing business abroad. During 2025 and 2024, 64% and 62%, respectively, of our sales were from international operations.

Sales by geographical segment were as follows:

(in thousands)		Year Ended December 31,		
		2025		2024
Sales:				
Americas	$	1,229,439	$	1,330,361
Asia		1,166,757		1,091,149
Europe		352,546		339,337
Elimination of intersegment sales		(89,634)		(104,742)
Total sales	$	2,659,108	$	2,656,105

Americas. 2025 sales decreased 8% to $1.2 billion from $1.3 billion in 2024 primarily due to decreases in sales in our Semi-Cap, Industrial, and AC&C sectors.

Asia. 2025 sales increased 7% to $1.2 billion from $1.1 billion in 2024 primarily due to increases in existing customer demand of our A&D, Semi-Cap, and Industrial sectors.

Europe. 2025 sales increased 4% to $352.5 million from $339.3 million in 2024 primarily due to increases in sales in our A&D, Medical, and Industrial sectors.

Gross Profit

Gross profit of $270.1 million in 2025 compared to $270.0 million in 2024 was relatively consistent. Gross profit margin was 10.2% in both 2025 and 2024.

Income from Operations

2025 income from operations declined to $76.0 million from $109.4 million in 2024.

Income from operations by reportable segment was as follows:

(in thousands)		Year Ended December 31,		
		2025		2024
Income from operations:				
Americas	$	24,824	$	40,215
Asia		140,793		140,308
Europe		35,762		26,268
Corporate and intersegment eliminations		(125,330)		(97,380)
Total income from operations	$	76,049	$	109,411

Americas. 2025 operating income decreased 38% to $24.8 million from $40.2 million in 2024. The decrease was primarily due to increased restructuring charges and other costs due to settlement of an indirect tax assessment as well as an impairment charge, partially offset by cost control. See Note 15 and Note 16 to the consolidated financial statements in Part II, Item 8 of this Report for additional information on the tax assessment and impairment charge, respectively. Restructuring expenses are discussed under "Restructuring Charges and Other Costs" below.

Asia. 2025 operating income increased slightly to $140.8 million from $140.3 million in 2024. The increase was primarily due to higher revenue.

Europe. 2025 operating income increased 36% to $35.8 million from $26.3 million in 2024. The increase was primarily due to higher revenue and expense control.

Selling, General and Administrative (SG&A) Expenses

SG&A expense increased to $159.7 million in 2025 from $149.5 million in 2024. The increase was primarily due to variable compensation.

Amortization of Intangible Assets

Amortization of intangible assets was $4.8 million in both 2025 and 2024.

Restructuring Charges and Other Costs

During 2025, we recognized $7.4 million of restructuring charges and other costs which primarily related to closures of our site in Fremont, California and our old facility in Guadalajara, Mexico in the Americas, the exit of a business in the Americas, and other smaller activities involving capacity reductions and reductions in workforce in certain facilities across various regions. Fremont, California operations ceased during the third quarter of 2025 and all restructuring activity was fully complete as of December 31, 2025 upon the disposition of the facility. Operations at our new facility in Guadalajara, Mexico commenced in 2024 with customer programs continuing to transition into 2025. Operations at our old facility in Guadalajara, Mexico operations ceased during the third quarter of 2025 and all restructuring activity is expected to be fully complete in 2026.

Additionally, the Company agreed to an $11.0 million settlement related to an indirect tax assessment in the Americas for the year ended December 31, 2025. See Note 15 to the consolidated financial statements in Part II, Item 8 of this Report.

During the year ended December 31, 2025, the Company identified an impairment triggering event related to the performance of a manufacturing site in the Americas. In connection with that analysis, the Company assessed the facility and equipment assets used in that manufacturing site using valuation information from third parties and recorded $11.1 million of impairment charges as a result of that assessment. The asset impairment charges are included in the restructuring charges and other costs line item on the consolidated statements of income as of December 31, 2025.

During 2024, we recognized $6.3 million of restructuring charges primarily due to capacity and workforce reductions at our sites in the Americas.

See Note 16 to the consolidated financial statements in Part II, Item 8 of this Report for additional information on our restructuring charges.

Interest Expense

Interest expense decreased to $20.2 million in 2025 from $26.9 million in 2024 primarily due to decreased borrowings and a lower interest rate environment.

Interest Income

Interest income decreased to $9.6 million in 2025 from $10.2 million in 2024 primarily due to a lower interest rate environment and lower cash balances in interest-bearing accounts.

Other Expense, Net

Other expense, net, was $3.9 million in 2025 primarily consisting of losses on accounts receivable sales and foreign exchange losses compared to other expense, net, of $8.8 million in 2024 primarily consisting of foreign exchange losses.

Income Tax Expense

Income tax expense in 2025 was $36.7 million representing an effective tax rate of 59.6% compared with $22.8 million of income tax expense in 2024 representing an effective tax rate of 27.1%. The increase in the effective tax rate in 2025 is primarily due to the $10.4 million in discrete tax expense recorded in the second quarter for the foreign withholding taxes on repatriated distributions and recognition of deferred tax liabilities on China unremitted earnings, losses generated in jurisdictions where no tax benefit can be recognized and to the mix of profits in our various jurisdictions.

The Company has been granted certain tax incentives, including tax holidays, for its subsidiaries in Thailand and China that expire at various dates, unless extended or otherwise renegotiated, and are subject to certain conditions with which the Company expects to comply. The tax incentives in Thailand will expire on December 31, 2030. The tax incentive in China will expire on December 31, 2026. There is no guarantee of being awarded these tax incentives in the future. In the fourth quarter of 2024, the Company was awarded the China tax holiday retroactive to January 1, 2024 through December 31, 2026. The tax holiday reduces the China tax rate from 25% to 15%. See Note 8 to the consolidated financial statements in Part II, Item 8 of this Report.

Net Income

We reported net income of $24.9 million, or $0.68 per diluted share, for 2025, compared with net income of $61.1 million, or $1.66 per diluted share, for 2024. The decrease of $36.2 million in 2025 is primarily the result of items discussed above.

LIQUIDITY AND CAPITAL RESOURCES

We have historically financed our organic growth and operations through funds generated from operations borrowings under our Credit Agreement (as defined below). Cash and cash equivalents and restricted cash totaled $322.4 million at December 31, 2025 and $328.0 million at December 31, 2024, of which $288.9 million and $304.9 million, respectively, was held outside the United States in various foreign subsidiaries.

Our operations are subject to certain foreign, federal, state and local regulatory requirements relating to environmental, waste management, health and safety matters. We believe we operate in substantial compliance with all applicable requirements, and we seek to ensure that newly acquired businesses comply or will comply substantially with applicable requirements. To date, the costs of compliance and workplace and environmental remediation have not been material to us. However, material costs and liabilities may arise from these requirements or from new, modified or more stringent requirements in the future. In addition, our past, current and future operations, and the operations of businesses we have or may acquire, may give rise to claims of exposure by employees or the public, or to other claims or liabilities relating to environmental, waste management or health and safety concerns.

Management believes that our existing cash balances, funds generated from operations, and borrowing availability under our revolving credit facility will be sufficient to permit us to meet our liquidity requirements over the next 12 months. Management further believes that our ongoing cash flows from operations and any borrowings we may incur under our revolving credit facility will enable us to meet operating cash requirements in future years. If we consummated significant acquisitions in the future, our capital needs would increase and could possibly result in our need to increase available borrowings under our Credit Agreement or access public or private debt and equity markets. There can be no assurance, however, that we would be successful in raising additional debt or equity on acceptable terms.

2025 Cash Flows

Cash provided from operating activities was $124.0 million in 2025 and primarily consisted of $24.9 million of net income, adjusted for $47.6 million of depreciation and amortization, $17.2 million of stock-based compensation expense, $11.1 million of asset impairment, a $25.7 million decrease in accounts receivable, and a $75.2 million decrease in inventories partially offset by a $28.1 million decrease in advance payments from customers and a $32.4 million decrease in accounts payable. Working capital was $0.8 billion as of December 31, 2025.

We primarily purchase components only after customer orders or forecasts are received, which mitigates, but does not eliminate, the risk of loss on inventories. Supplies of electronic components and other materials used in operations are subject to industry-wide shortages. In certain instances, suppliers may allocate available quantities to us. When shortages of these components and other material supplies used in operations have occurred, vendors have at times been unable to ship the quantities we need for production, forcing us to delay shipments, which can increase backorders and impact cash flows. Vendors also may increase the costs of components based on the market conditions including these shortages. In certain instances, we request and receive advance payments from customers as prepayments of inventory to meet working capital demands of a contract, offset inventory risks such as inventory purchased in advance of current needs and protect the Company from the failure of other parties to fulfill obligations under a contract. For example, we have historically been impacted by supply chain constraints, including shortages, longer lead times and increased transit times. Furthermore, the U.S. government's adoption of new approaches to trade policy and imposition of tariffs on certain foreign goods (as well as the possibility of imposing significant, additional tariffs in the future) may make it more difficult or costly for us to procure components and other material supplies and, in turn, may increase the cost to our customers, which may materially and adversely impact demand for our products and services, our results of operations or our financial condition.

Cash used in investing activities was $32.7 million in 2025 primarily due to capital expenditures for property, plant and equipment of $35.6 million, purchased software of $2.9 million partially offset by $5.1 million of proceeds from business divestiture and $0.8 million in proceeds from the disposal of property, plant and equipment. The purchases of property, plant and equipment were primarily for leasehold improvements and machinery and equipment in the Americas and Asia.

Cash used in financing activities was $105.9 million in 2025. Borrowings under the Credit Agreement were $891.1 million and principal payments under the Credit Agreement were $936.0 million. In addition, we paid $24.4 million of dividends during 2025 and $7.3 million for employee taxes paid to settle stock-based awards exercised during the year. We also completed $26.8 million in common stock share repurchases.

Credit Agreement

On June 27, 2025, the Company entered into a $700 million second amended and restated credit agreement (the Credit Agreement) by and among the Company, certain of its subsidiaries, the lenders party thereto and Bank of America, N.A., as Administrative Agent, Swingline Lender and an L/C Issuer. The Credit Agreement is comprised of a five-year $550 million revolving credit facility and a five-year $150 million term loan facility, both with a maturity date of June 27, 2030.

As of December 31, 2025, we had $148.1 million in borrowings outstanding under the term loan facility and $65.0 million outstanding under our revolving credit facility and $4.4 million in letters of credit outstanding under our revolving credit facility. See Note 5 to the consolidated financial statements in Part II, Item 8 of this Report for more information regarding the terms of our Credit Agreement.

The Credit Agreement contains certain financial covenants related to interest coverage and debt leverage, and certain customary affirmative and negative covenants, including restrictions on our ability to incur additional debt and liens, pay dividends, repurchase shares, sell assets, including trade accounts receivable, and merge or consolidate with other persons. Amounts due under the Credit Agreement could be accelerated upon specified events of default, including a failure to pay amounts due, breach of a covenant, material inaccuracy of a representation, or occurrence of bankruptcy or insolvency, subject, in some cases, to cure periods. As of December 31, 2025, we were in compliance with all of these covenants and restrictions.

As of December 31, 2025, we had $480.6 million available for borrowings under the Credit Agreement, subject to compliance with financial covenants as to interest coverage and debt leverage, in addition to other debt covenant restrictions. During the next 12 months, we believe our capital expenditures will be approximately $60 million to $70 million, principally for machinery and equipment to help increase our production capacity to support anticipated revenue growth and our ongoing business around the globe.

Share Repurchase Authorization

On February 19, 2020, the Board approved an expanded share repurchase authorization, allowing the Company to repurchase up to $150 million in common stock.

Share purchases may be made in the open market, in privately negotiated transactions or block transactions, at the discretion of the Company's management and as market conditions warrant. Purchases will be funded from available cash and may be commenced, suspended or discontinued at any time without prior notice. Shares repurchased under the program are retired.

During 2025, the Company repurchased 0.7 million shares for an aggregate of $26.8 million, at an average price of $38.22 per share. As of December 31, 2025, the Company had $122.7 million remaining under share its repurchase authorization.

Dividends

During 2025, 2024 and 2023, cash dividends paid totaled $24.4 million, $23.9 million and $23.5 million, respectively. On December 15, 2025, the Company announced that the Board of Directors declared a quarterly cash dividend of $0.17 per share of the Company's common stock to shareholders of record as of December 31, 2025. The dividend of $6.1 million was paid on January 13, 2026.

The Board of Directors currently intends to continue paying quarterly dividends. However, the Company's future dividend policy is subject to the Company's compliance with applicable law, and depending on, among other things, the Company's results of operations, financial condition, level of indebtedness, capital requirements, contractual restrictions, restrictions in the Company's debt agreements, and other factors that the Board of Directors may deem relevant. Dividend payments are not mandatory or guaranteed; there can be no assurance that the Company will continue to pay a dividend in the future.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements in Part II, Item 8 of this Report, which have been prepared in accordance with accounting principles generally accepted in the United States. Our significant accounting policies are summarized in Note 1 to the consolidated financial statements in Part II, Item 8 of this Report. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to accounts receivable, inventories, revenue recognition, income taxes, long-lived assets, stock-based compensation and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

Our revenue is recognized when a contract exists and when, or as, we satisfy a performance obligation by transferring control of a product or service to the customer. A contract exists when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer. For the Company, the arrangement with the customer is generally documented through a master agreement which outlines the general terms and conditions of the arrangement and a specific purchase commitment from the customer.

Our performance obligations are satisfied over time as work progresses or at a point in time. The determination of how our performance obligations are satisfied requires judgment and is assessed on a contract by contract basis. Under the majority of our contracts, our performance obligations are satisfied over time as work progresses since the customer controls all of the work-in-progress as products are being built. For these contracts, the selection of the method to measure progress towards completion requires judgment and is based on the nature of the products or services to be provided. We use a cost-based input measurement of progress because it best represents the transfer of assets to the customer. For our other contracts, revenue is recognized upon transfer of control of the product or service, which is generally upon shipment or delivery depending on the terms of the underlying contract. Revenue from design, development and engineering services is generally recognized over time as the services are performed.

Generally, there are no subjective customer acceptance requirements or further obligations related to goods or services provided. Our contracts with customers do not allow for a general right of return.

Income Taxes

We account for income taxes using the asset‑and‑liability method, recognizing deferred tax assets and liabilities for the future tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities, as well as operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the periods in which the related temporary differences reverse. Our income tax provision reflects management's judgment regarding tax positions, taxable income forecasts, and the realizability of deferred tax assets.

We assess the realizability of deferred tax assets each reporting period and record a valuation allowance when it is more likely than not that some portion will not be realized. In evaluating the need for a valuation allowance, we consider both positive and negative evidence, with greater weight given to objectively verifiable indicators such as recent earnings trends in the relevant jurisdictions, the expected timing and amount of future reversals of temporary differences, forecasts of future taxable income, and feasible tax‑planning strategies. As of December 31, 2025, our valuation allowance was approximately $26.9 million, primarily related to deferred tax assets from certain foreign operations. Changes in actual or expected operating performance—whether due to improved profitability, changes in business activity, acquisitions, or adverse economic conditions—may result in adjustments to the valuation allowance and corresponding effects on income tax expense.

Several jurisdictions in which we operate have enacted OECD/G20 Pillar Two Global Minimum Tax legislation effective January 1, 2024. The resulting impacts on our income tax provision, net income, and cash flows are reflected in our consolidated financial statements for the year ended December 31, 2025.

We also evaluate exposures related to uncertain tax positions and record reserves when required. We believe our tax positions are appropriately supported and that our reserves for uncertain tax positions are adequate. We are subject to examination by tax authorities in the United States and foreign jurisdictions, and such examinations may involve complex issues requiring judgment.

Impairment of Long-Lived Assets and Goodwill

Long-lived assets, such as property, plant, and equipment and purchased intangible assets, subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the amount that the carrying amount of the asset exceeds the fair value of the asset.

Goodwill is tested for impairment on an annual basis, at a minimum, and whenever events and circumstances indicate that the carrying amount may be impaired. Circumstances that may lead to impairment include unforeseen decreases in future performance or industry demand or the restructuring of our operations as a result of a change in our business strategy. We perform a qualitative assessment to determine if goodwill is potentially impaired. If the qualitative assessment indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, or if we elect not to perform a qualitative assessment, then we would be required to perform a quantitative impairment test for goodwill. This process involves determining the fair values of the reporting units and comparing those fair values to the carrying values, including goodwill, of the reporting units. An impairment loss would be recognized to the extent that the carrying amount exceeds the fair value. For purposes of performing our goodwill impairment assessment, our reporting units are the same as our operating segments as defined in Note 13 to the consolidated financial statements in Part II, Item 8 of this Report. As of December 31, 2025 and 2024, we had $154.0 million of goodwill related to our Americas reporting unit and $38.1 million of goodwill related to our Asia reporting unit.

Based on our qualitative assessments of goodwill as of December 31, 2025 and 2024, we concluded that it was more likely than not that the fair value of our Americas and Asia reporting units were greater than their carrying amounts, and therefore no further testing was required.

Changes in economic and operating conditions that occur after the annual impairment analysis or an interim impairment analysis, and that impact these assumptions, may result in a future goodwill impairment charge.

Recently Enacted Accounting Principles

See Note 1 to the consolidated financial statements in Part II, Item 8 of this Report for a discussion of recently enacted accounting principles.

CONTRACTUAL OBLIGATIONS

We have certain contractual obligations that extend beyond 2025 under lease obligations and debt arrangements. Non-cancellable purchase commitments do not typically extend beyond normal lead-times of 4 to 20 weeks; however, some electronic component manufacturers in the past had lead-times in excess of 52 weeks. Most purchase orders beyond this time frame are normally cancellable; however, during the recent constrained supply chain environment some manufacturers looked to limit their liability by adding non-cancellable, non-renewable (NCNR) terms. We do not use off-balance sheet financing techniques and we have not guaranteed the obligations of any entity that is not one of our wholly owned subsidiaries.

A summary of our operating lease obligations as of December 31, 2025 can be found in Note 6 to the consolidated financial statements in Part II, Item 8 of this Report.

A summary of our long-term debt obligations as of December 31, 2025 can be found in Note 5 to the consolidated financial statements in Part II, Item 8 of this Report.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Our international sales comprise a significant portion of our business. We are exposed to risks associated with operating internationally, including:

- Foreign currency exchange risk;

- Import and export duties, taxes, tariffs and regulatory changes;

- Inflationary economies or currencies; and

- Economic and political instability.

Additionally, some of our operations are in developing countries. Certain events, including natural disasters, can impact the infrastructure of a developing country more severely than they would impact the infrastructure of a developed country. A developing country can also take longer to recover from such events, which could lead to delays in our ability to resume full operations.

We transact business in various foreign countries and are subject to foreign currency fluctuation risks. We use natural hedging and forward contracts to economically hedge transactional exposure primarily associated with trade accounts receivable, other receivables and trade accounts payable that are denominated in a currency other than the functional currency of the respective operating entity. We do not use derivative financial instruments for speculative purposes. Certain forward currency exchange contracts in place as of December 31, 2025 have not been designated as accounting hedges and, therefore, changes in fair value are recorded within our consolidated statement of income in Part II, Item 8 of this Report.

The Company enters into forward currency exchange contracts designated as cash flow hedges of forecasted foreign currency expenses. Changes in the fair value of the derivatives are recorded in accumulated other comprehensive loss on the consolidated balance sheet until earnings are affected by the variability of the cash flows.

Our sales are substantially denominated in U.S. dollars. Our foreign currency cash flows are generated in certain European and Asian countries and Mexico.

We are also exposed to market risk for changes in interest rates on our financial instruments, a portion of which relates to our invested cash balances. We do not use derivative financial instruments in our investing activities. We place cash and cash equivalents and investments with various major financial institutions. We protect our invested principal funds by limiting default risk, market risk and reinvestment risk. We mitigate default risk by generally investing in investment grade securities.

We are also exposed to interest rate risk on borrowings under our Credit Agreement. As of December 31, 2025, we had $148.1 million outstanding on the floating rate term loan facility, and we have an interest rate swap agreement with a notional amount of $148.1 million. Under this swap agreement, we receive variable rate interest rate payments and pay fixed rate interest payments. The effect of this swap is to convert our floating rate interest expense to fixed interest rate expense. The interest rate swap is designated as a cash flow hedge.

For additional information, see Note 12 to the consolidated financial statements in Part II, Item 8 of this Report.

Item 8. ***Financial Statements and Supplementary Data***

BENCHMARK ELECTRONICS, INC. AND SUBSIDIARIES
Consolidated Balance Sheets

(in thousands, except par value)	December 31, 2025	December 31, 2024
Assets		
Current assets:		
Cash and cash equivalents	$ 322,064	$ 315,152
Restricted cash	336	12,875
Accounts receivable, net of allowance for doubtful accounts of $438 and $241, respectively	391,101	412,458
Contract assets	182,870	167,578
Inventories	482,544	553,654
Prepaid expenses and other current assets	69,226	44,720
Total current assets	1,448,141	1,506,437
Property, plant and equipment, net	223,784	225,097
Operating lease right-of-use assets	102,664	117,995
Goodwill	192,116	192,116
Deferred income taxes	34,936	26,664
Other long-term assets	70,074	66,135
Total assets	$ 2,071,715	$ 2,134,444
Liabilities and Shareholders' Equity		
Current liabilities:		
Current installments of long-term debt	$ 3,750	$ 6,737
Accounts payable	403,222	354,218
Advance payments from customers	115,545	143,614
Income taxes payable	7,685	22,125
Accrued liabilities	105,375	122,411
Total current liabilities	635,577	649,105
Long-term debt, net of current installments	206,826	250,457
Operating lease liabilities	98,689	108,997
Other long-term liabilities	23,307	17,598
Deferred income taxes	7,513	3,715
Total liabilities	971,912	1,029,872
Shareholders' equity:		
Preferred stock, $0.10 par value; 5,000 shares authorized, none issued	—	—
Common stock, $0.10 par value; 145,000 shares authorized; issued and outstanding – 35,669 and 35,992, respectively	3,567	3,599
Additional paid-in capital	537,048	534,945
Retained earnings	568,163	587,269
Accumulated other comprehensive loss	(8,975)	(21,241)
Total shareholders' equity	1,099,803	1,104,572
Total liabilities and shareholders' equity	$ 2,071,715	$ 2,134,444

See accompanying notes to the consolidated financial statements.

BENCHMARK ELECTRONICS, INC. AND SUBSIDIARIES
Consolidated Statements of Income

	Year Ended December 31,		
(in thousands, except per share data)	**2025**	**2024**	**2023**
Sales	$ 2,659,108	$ 2,656,105	$ 2,838,976
Cost of sales	2,389,044	2,386,081	2,567,906
Gross profit	270,064	270,024	271,070
Selling, general and administrative expenses	159,658	149,460	147,025
Amortization of intangible assets	4,817	4,817	5,979
Restructuring charges and other costs	29,540	6,336	8,402
Income from operations	76,049	109,411	109,664
Interest expense	(20,158)	(26,922)	(31,875)
Interest income	9,552	10,208	6,256
Other expense, net	(3,909)	(8,802)	(2,825)
Income before income taxes	61,534	83,895	81,220
Income tax expense	36,682	22,769	12,277
Net income	$ 24,852	$ 61,126	$ 68,943
Earnings per share:			
Basic	$ 0.69	$ 1.70	$ 1.94
Diluted	$ 0.68	$ 1.66	$ 1.92
Weighted-average number of shares outstanding:			
Basic	35,879	35,970	35,566
Diluted	36,300	36,759	35,973

See accompanying notes to the consolidated financial statements.

BENCHMARK ELECTRONICS, INC. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income

	Year Ended December 31,		
(in thousands)	**2025**	**2024**	**2023**
Net income	$ 24,852	$ 61,126	$ 68,943
Other comprehensive income (loss):			
Foreign currency translation adjustments	10,334	(4,533)	2,964
Unrealized gain (loss) on derivatives, net of tax	3,741	(3,044)	(628)
Other	(1,809)	196	37
Total other comprehensive income (loss)	12,266	(7,381)	2,373
Comprehensive income	$ 37,118	$ 53,745	$ 71,316

See accompanying notes to the consolidated financial statements.

BENCHMARK ELECTRONICS, INC. AND SUBSIDIARIES
Consolidated Statements of Shareholders' Equity

(in thousands)	Shares		Common Stock		Additional Paid-in Capital		Retained Earnings		Accumulated Other Comprehensive Loss		Total Shareholders' Equity
Balances, December 31, 2022	35,164	$	3,516	$	519,238	$	508,727	$	(16,233)	$	1,015,248
Net income	—		—		—		68,943		—		68,943
Other comprehensive income	—		—		—		—		2,373		2,373
Dividends declared	—		—		—		(23,673)		—		(23,673)
Stock-based compensation expense	—		—		15,286		—		—		15,286
Stock options exercised	8		1		128		—		—		129
Vesting of restricted stock units	732		73		(73)		—		—		—
Shares withheld for taxes	(240)		(24)		(5,737)		—		—		(5,761)
Balances, December 31, 2023	35,664	$	3,566	$	528,842	$	553,997	$	(13,860)	$	1,072,545
Net income	—		—		—		61,126		—		61,126
Other comprehensive loss	—		—		—		—		(7,381)		(7,381)
Dividends declared	—		—		—		(24,175)		—		(24,175)
Shares repurchased and retired	(127)		(13)		(1,408)		(3,679)		—		(5,100)
Stock-based compensation expense	—		—		13,366		—		—		13,366
Stock options exercised	23		2		480		—		—		482
Vesting of restricted stock units	638		65		(64)		—		—		1
Shares withheld for taxes	(206)		(21)		(6,271)		—		—		(6,292)
Balances, December 31, 2024	35,992	$	3,599	$	534,945	$	587,269	$	(21,241)	$	1,104,572
Net income	—		—		—		24,852		—		24,852
Other comprehensive income	—		—		—		—		12,266		12,266
Dividends declared	—		—		—		(24,369)		—		(24,369)
Derecognition of subsidiary equity due to divestiture	—		—		—		(622)		—		(622)
Shares repurchased and retired	(702)		(70)		(7,811)		(18,967)		—		(26,848)
Stock-based compensation expense	—		—		17,198		—		—		17,198
Stock options exercised	1		—		4		—		—		4
Vesting of restricted stock units	556		56		(56)		—		—		—
Shares withheld for taxes	(178)		(18)		(7,232)		—		—		(7,250)
Balances, December 31, 2025	35,669	$	3,567	$	537,048	$	568,163	$	(8,975)	$	1,099,803

See accompanying notes to the consolidated financial statements.

BENCHMARK ELECTRONICS, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows

(in thousands)	Year Ended December 31, 2025	2024	2023
Cash flows from operating activities:			
Net income	$ 24,852	$ 61,126	$ 68,943
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation	37,433	35,911	34,368
Amortization	10,197	10,233	11,042
Stock-based compensation expense	17,198	13,366	15,286
Provision for doubtful accounts	298	671	1,321
Deferred income taxes	(5,735)	(3,810)	(13,009)
Asset impairments	11,102	—	1,075
Loss (gain) on the sale of property, plant and equipment	36	—	(101)
Gain on business divestiture	(2,657)	—	—
Changes in operating assets and liabilities:			
Accounts receivable	25,667	33,953	42,050
Contract assets	(15,292)	7,401	8,634
Inventories	75,167	127,840	45,071
Prepaid expenses and other assets	(28,452)	(8,159)	(4,648)
Accounts payable	32,397	(18,283)	(35,320)
Advance payments from customers	(28,068)	(61,269)	6,946
Accrued liabilities	(13,323)	(9,858)	(13,093)
Operating leases	1,897	131	2,414
Income taxes	(18,753)	(28)	3,315
Net cash provided by operating activities	123,964	189,225	174,294
Cash flows from investing activities:			
Additions to property, plant and equipment	(35,613)	(31,306)	(73,479)
Additions to capitalized purchased software	(2,931)	(1,947)	(4,260)
Cash received from business divestiture	5,056	—	—
Proceeds from the disposal of property, plant and equipment	791	2,007	649
Other, net	(1)	(1,521)	(48)
Net cash used in investing activities	(32,698)	(32,767)	(77,138)
Cash flows from financing activities:			
Borrowings under credit agreement	891,094	600,000	749,500
Principal payments on credit agreement	(936,016)	(674,102)	(743,602)
Dividends paid	(24,425)	(23,913)	(23,455)
Employee taxes paid with shares withheld	(7,250)	(6,292)	(5,761)
Proceeds from stock options exercised	4	482	129
Debt issuance costs	(2,289)	—	(216)
Principal payments on finance leases	(174)	(181)	(173)
Share repurchases	(26,848)	(5,100)	—
Net cash used in financing activities	(105,904)	(109,106)	(23,578)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	9,011	(2,538)	2,205
Net (decrease) increase in cash, cash equivalents and restricted cash	(5,627)	44,814	75,783
Cash, cash equivalents and restricted cash at the beginning of the year	328,027	283,213	207,430
Cash, cash equivalents and restricted cash at the end of the year	$ 322,400	$ 328,027	$ 283,213
Supplemental cash flow information:			
Interest paid	$ 19,422	$ 28,032	$ 30,551
Non-cash investing activities:			
Unpaid purchases of property, plant and equipment at the end of the year	11,831	5,025	1,558
Unpaid purchases of capitalized purchased software costs at the end of the year	1,830	1,320	—

See accompanying notes to the consolidated financial statements.

BENCHMARK ELECTRONICS, INC.
Notes to the Consolidated Financial Statements
(Amounts in thousands, except per share data, unless otherwise noted)

Note 1—Summary of Significant Accounting Policies

Business

Benchmark Electronics, Inc. (Benchmark or the Company) is a Texas corporation that provides advanced manufacturing services, which include design and engineering services and technology solutions. From initial product concept to volume production, including direct order fulfillment and aftermarket services, the Company has been providing integrated services and solutions to original equipment manufacturers (OEMs) since 1979. The Company serves the following market sectors: advanced computing and communications (AC&C), aerospace and defense (A&D), industrial, medical, and semiconductor capital equipment (semi-cap). The Company has manufacturing operations located in the United States and Mexico (the Americas), Asia and Europe.

Immaterial Correction of an Error

During the fourth quarter of fiscal 2025, we identified immaterial errors related to our income tax calculation. We evaluated the effects of these errors and concluded that they were not material to any previously issued annual or interim financial statements. Accordingly, prior year amounts presented herein for 2024 have been adjusted to correct the immaterial error, which as of December 31, 2024 and for the year then ended (i) understated income tax expense by $2.2 million, income tax receivable by $2.2 million, current taxes payable by less than $0.1 million, deferred tax liabilities by $3.7 million, and (ii) overstated deferred tax assets by $7.2 million. Prior year amounts presented herein for 2023 have been adjusted to correct the immaterial error, which as of December 31, 2023 and for the year then ended (i) understated income tax receivable by $3.2 million, current taxes payable by $1.0 million, deferred tax liabilities by $2.5 million, and (ii) overstated income tax expense by $4.6 million and deferred tax assets by $6.3 million. Opening retained earnings for the period ended December 31, 2023 were overstated by $11.2 million. See Note 8 for additional information.

Principles of Consolidation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) and include the financial statements of Benchmark Electronics, Inc. and its wholly owned and majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash, Cash Equivalents and Restricted Cash

The Company considers all highly liquid debt instruments with an original maturity at the date of purchase of three months or less to be cash equivalents. Cash equivalents of $100.6 million and $144.2 million at December 31, 2025 and 2024, respectively, consisted primarily of money-market funds and time deposits with an initial term of less than three months. Restricted cash primarily represents cash received from customers to settle invoices sold under trade accounts receivable sale program purchase agreements that is contractually required to be set aside until the cash is remitted to the purchaser.

Allowance for Doubtful Accounts

Accounts receivable are recorded net of allowances for amounts not expected to be collected. In estimating the allowance, management considers a specific customer's financial condition, payment history, current conditions, and various information or disclosures by the customer or other publicly available information. Accounts receivable are charged against the allowance after all reasonable efforts to collect the full amount (including litigation, where appropriate) have been exhausted.

The following table summarizes the activity of the Company's allowance for doubtful accounts:

(in thousands)	Balance as of the Beginning of the Year		Charges to Operations		Deductions		Balance as of the End of the Year
Year ended December 31, 2025:							
Allowance for doubtful accounts [1]	$	241	$	298	$	(101)	$	438
Year ended December 31, 2024:							
Allowance for doubtful accounts [1]		470		671		(900)		241
Year ended December 31, 2023:							
Allowance for doubtful accounts [1]		514		1,321		(1,365)		470

[1] Deductions in the allowance for doubtful accounts represent write-offs, net of recoveries, of amounts determined to be uncollectible.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) and net realizable value. Costs included in inventories consist of materials, labor and overhead. The carrying amounts of inventories are adjusted for excess and obsolete inventory. Evaluation of excess inventory includes considering factors such as anticipated usage, inventory turnover, inventory levels and product demand levels. Evaluation for obsolete inventory includes considering factors such as the age of on-hand inventory, reduction in value due to damage and design changes. The Company also takes into consideration whether customer agreements specify for the customer to pay for such inventory.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, which include 5 to 40 years for buildings and building improvements, 2 to 15 years for machinery and equipment, 2 to 12 years for furniture and fixtures and 2 to 8 years for vehicles. Leasehold improvements are amortized using the straight-line method over the shorter of the useful life of the improvement or the remainder of the lease term.

Leases

Lease assets and liabilities are initially recognized based on the present value of lease payments over the lease term calculated using the Company's incremental borrowing rate unless the implicit rate is readily determinable. Our incremental borrowing rate represents the rate of interest that the Company would have to pay to borrow on a collateralized basis over a similar term in a similar economic environment. Lease assets also include any upfront lease payments made and exclude lease incentives. Lease terms include options to extend or terminate the lease when it is reasonably certain that those options will be exercised. Leases are classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the consolidated statement of income. Management elected the short-term lease recognition exemption for all of the Company's leases that qualify, in addition to the practical expedient, to not separate lease and non-lease components.

Goodwill and Other Intangible Assets

Goodwill represents the excess of purchase price over fair value of net assets acquired. Goodwill and intangible assets acquired in a business combination and determined to have an indefinite useful life are not amortized, but instead are assessed for impairment at least annually.

Other assets, net, primarily consist of acquired identifiable intangible assets and capitalized purchased software costs. Intangible assets, including those acquired in a business combination, with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values. Customer relationships are amortized on a straight-line basis over a period of 10 to 14 years. Capitalized purchased software costs are amortized on a straight-line basis over the estimated useful life of the related software, which ranges from 2 to 14 years. Technology licenses are amortized over their estimated useful lives in proportion to the economic benefits consumed.

Impairment of Long-Lived Assets and Goodwill

Long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or estimated fair value less costs to sell and are no longer depreciated.

The Company evaluates goodwill for impairment on an annual basis, during the fourth quarter, and whenever events and changes in circumstances suggest that the carrying amount may be impaired. Circumstances that may lead to the impairment of goodwill include unforeseen decreases in future performance or industry demand or the restructuring of our operations as a result of a change in our business strategy. A qualitative assessment is allowed to determine if goodwill is potentially impaired. Based on this qualitative assessment, if the Company determines that it is more likely than not that the reporting unit's fair value is less than its carrying value, then it performs a quantitative assessment, otherwise no further analysis is required. In connection with its annual qualitative goodwill impairment assessments as of December 31, 2025 and 2024, the Company concluded that goodwill was not impaired.

Earnings Per Share

Basic earnings per share is computed using the weighted-average number of common shares outstanding. Diluted earnings per share is computed using the weighted-average number of shares outstanding adjusted for the incremental shares attributed to outstanding stock equivalents. Stock equivalents include common shares issuable upon the exercise of stock options, vesting of restricted stock units and other equity instruments and are computed using the treasury stock method. Under the treasury stock method, the exercise price of a share and the amount of compensation cost, if any, for future service that the Company has not yet recognized are assumed to be used to repurchase shares in the current period.

The following table sets forth the calculation of basic and diluted earnings per share:

	Year Ended December 31,		
(in thousands, except per share data)	2025	2024	2023
Net income	$ 24,852	$ 61,126	$ 68,943
Denominator for basic earnings per share	35,879	35,970	35,566
Incremental common shares attributable to outstanding restricted stock units	421	786	403
Incremental common shares attributable to exercise of dilutive options	—	3	4
Denominator for diluted earnings per share	36,300	36,759	35,973
Earnings per share:			
Basic	$ 0.69	$ 1.70	$ 1.94
Diluted	$ 0.68	$ 1.66	$ 1.92

There were no anti-dilutive stock options excluded from the computation of diluted earnings per share in 2025, 2024 and 2023. Restricted stock units totaling less than 0.1 million common share equivalents for 2025 and 2024 were excluded from the computation of diluted earnings per share because their effect would have been anti-dilutive. There were no anti-dilutive restricted stock units in 2023.

Revenue Recognition

The Company recognizes revenue as the customer takes control of the manufactured products built to customer specifications. Under the majority of the Company's manufacturing contracts with customers, the customer controls all of the work-in-progress as products are being built. Revenue under these contracts is recognized progressively based on the cost-to-cost method. For other manufacturing contracts, the customer does not take control of the product until it is completed. Under these contracts, the Company recognizes revenue upon transfer of control of the product to the customer, which is generally when the goods are shipped. Revenue from design, development and engineering services is generally recognized over time as the services are performed.

The Company's performance obligations generally have an expected duration of one year or less. The Company applies the practical expedient related to short-term performance obligations and does not disclose information about remaining performance obligations that have original expected durations of one year or less or any significant financing components in the contracts.

The Company recognizes the incremental costs, if any, of obtaining contracts as an expense when incurred since the amortization period of the assets that the Company otherwise would have recognized is one year or less.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. The Company records a valuation allowance to reduce its deferred tax assets to the amounts that are more likely than not to be realized in the future. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in assessing the need for a valuation allowance.

The Company recognizes tax benefits from uncertain tax positions only if (based on the technical merits of the position) it is more likely than not the tax positions will be sustained on examination by the tax authority. The tax benefits recognized in the financial statements from such positions are measured based on the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company recognizes interest and penalties related to unrecognized tax benefits within income tax expense.

The Company recognizes the tax impact of global intangible low-taxed income (GILTI) in U.S. taxable income as a period cost.

Stock-Based Compensation

All share-based payments to employees of the Company, including grants of employee stock options (last awarded in 2015), are recognized in the consolidated financial statements based on their grant date fair values. The total compensation costs recognized for stock-based awards were $17.2 million, $13.4 million and $15.3 million for 2025, 2024 and 2023, respectively. The future tax benefit of these stock-based awards as of the grant date was $2.5 million, $3.0 million and $3.5 million for 2025, 2024 and 2023, respectively. The fair value of stock option grants is estimated on the date of grant using the Black-Scholes option pricing model. The fair values of restricted stock units and performance-based restricted stock units are determined based on the closing market price of the Company's common stock on the date of grant. For performance-based restricted stock units, compensation cost is calculated taking into consideration the probability that the underlying performance goals will be achieved, which is monitored by management throughout the requisite service period. When it becomes probable, based on management's expectation of the Company's performance during the measurement period, that more or less than the previous estimate of the awarded shares will vest, an adjustment to compensation cost is recognized as a change in accounting estimate in the period the change is determined.

As of December 31, 2025, the unrecognized compensation costs and remaining weighted-average amortization periods related to stock-based awards were as follows:

(in thousands)	Time-Based Restricted Stock Units	Performance-Based Restricted Stock Units[1]
Unrecognized compensation cost	$ 23,424	$ 4,275
Remaining weighted-average amortization period	1.7 years	2.1 years

[1] Based on the probable achievement of the performance goals identified in each award.

The total cash received as a result of stock option exercises in 2025, 2024 and 2023 was less than $0.1 million, $0.5 million and $0.1 million, respectively. The actual tax benefit realized as a result of stock option exercises and the vesting of other share-based awards during 2025, 2024 and 2023 was $3.3 million, $3.7 million and $2.7 million, respectively. For 2025, 2024 and 2023, the total intrinsic value of stock options exercised was less than $0.1 million, $0.3 million and $0.1 million, respectively.

The Company awarded performance-based restricted stock units to employees during 2025, 2024 and 2023. The number of performance-based restricted stock units that will ultimately be earned will not be determined until the end of the corresponding performance periods and may vary from as low as zero to as high as 2.5 times the target number depending on the level of achievement of certain performance goals. The level of achievement of these goals is based upon the financial results of the Company for the last full calendar year within the performance period. The performance goals consist of certain levels of achievement using the following financial metrics: revenue, operating income margin, and return on invested capital. If the performance goals are not met based on the Company's financial results, the applicable performance-based restricted stock units will not vest and will be forfeited. Shares subject to forfeited performance-based restricted stock units will become available for issuance under the Company's 2019 Omnibus Incentive Compensation Plan (the 2019 Plan).

Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in accordance with U.S. GAAP. However, actual results could differ materially from these estimates. On an ongoing basis, management evaluates these estimates, including those related to accounts receivable, inventories, income taxes, long-lived assets, leases, goodwill, stock-based compensation expense, contingencies and litigation. Actual results could differ from those estimates.

Fair Values of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

A three-tier fair value hierarchy of inputs is employed to determine fair value measurements as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets and liabilities;

- Level 2 inputs are observable prices that are not quoted on active exchanges, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; and model-derived valuations in which inputs are observable or in which significant value drivers are observable; and

- Level 3 inputs are unobservable inputs employed for measuring the fair value of assets or liabilities.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

The Company's financial instruments include cash equivalents, accounts receivable, other receivables, accounts payable, accrued liabilities, long-term debt, interest rate swaps and foreign currency hedges. For cash equivalents, accounts receivable, other receivables, accounts payable and accrued liabilities, the Company believes that the carrying values of its financial instruments approximate the fair values because of their short-term nature. For borrowings under the credit facility in long-term debt, the Company believes that the fair value approximates the carrying value because the interest rates are variable. As of December 31, 2025, the fair value estimates for the Company's interest rate swap agreement and foreign currency hedges were based on Level 2 inputs of the fair value hierarchy. See Note 12.

Foreign Currency

For foreign subsidiaries of the Company using the local currency as their functional currency, assets and liabilities are translated at exchange rates in effect at the balance sheet date and income and expenses are translated at average exchange rates. The effects of these translation adjustments are recognized in other comprehensive income (loss). Exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved are included in other (expense) income, net. For 2025, 2024 and 2023, the Company recognized a loss of $1.3 million, a loss of $5.2 million and a loss of $3.4 million, respectively. These amounts include the gain (loss) recognized due to forward currency exchange contracts.

Derivative Instruments

All derivative instruments are recorded on the balance sheet at fair value. The Company uses derivative instruments to manage the variability of foreign currency obligations and interest rates. The Company does not enter into derivative arrangements for speculative purposes. Generally, if a derivative instrument is designated as a cash flow hedge, the change in fair value of the derivative is recognized in other comprehensive income (loss) to the extent the derivative is effective and recognized in the consolidated statement of income when the hedged item affects earnings. Changes in the fair value of derivatives that are not designated as cash flow hedges are recognized in the consolidated statement of income. Cash receipts and cash payments related to derivative instruments are recorded in the same category as the cash flows from the items being hedged on the consolidated statement of cash flows.

Government Assistance Programs and Incentives

The operation of our business is impacted by various government programs, incentives, and other arrangements. Government incentives are recorded in our consolidated financial statements in accordance with their purpose as a reduction of expense or an offset to the related capital asset. The benefit is generally recognized when all conditions attached to the incentive have been met or are expected to be met and there is reasonable assurance of their receipt. The Company records capital-related incentives as a reduction to property, plant and equipment, net on the consolidated balance sheets and recognizes a reduction to depreciation expense over the useful life of the related acquired asset. The Company records operating grants as a reduction to expense in the same line item on the consolidated statements of operations as the expenditure for which the grant is intended to compensate.

For 2025, 2024 and 2023, the Company recognized government incentives of $2.1 million, $2.3 million and $1.7 million, respectively.

For 2025, $0.5 million was recorded to selling, general and administrative expenses, $0.4 million was recorded to cost of sales, and $0.3 million was recorded as a reduction to depreciation expense, of which the substantial majority reduced cost of sales. For 2024, $0.5 million was recorded to selling, general and administrative expenses, $0.1 million was recorded to cost of sales, and $0.1 million was recorded as a reduction to depreciation expense, of which the substantial majority reduced cost of sales. For 2023, $0.6 million was recorded to selling, general and administrative expenses and $1.1 million was recorded to cost of sales.

As of December 31, 2025 and 2024, the Company had government incentives of $2.9 million and $1.7 million, respectively, recognized in income tax receivable related to capital-related incentives.

Concentrations of Business Risk

Substantially all of the Company's sales are derived from manufacturing services in which the Company purchases components specified by its customers. The Company uses numerous suppliers of electronic components and other materials for its operations. Some components used by the Company have been subject to industry-wide shortages, and suppliers have been forced to allocate available quantities among their customers. The Company's inability to obtain needed components during periods of allocation could cause delays in manufacturing and could adversely affect the results of operations.

New Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2023-09, Improvements to Income Tax Disclosures (Topic 740) (ASU 2023-09), which improves the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the rate reconciliation and income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. The Company adopted the guidance for the year ended December 31, 2025 on a prospective basis in Note 8. The adoption of ASU 2023-09 did not have a material impact to the Company's financial statements or financial position.

The Company has determined that other recently issued accounting standards will either not have a material impact on its consolidated financial position, results of operations or cash flows, or will not apply to its operations.

Not Yet Adopted

In December 2025, the FASB issued ASU 2025-10, Accounting for Government Grants (ASU 2025-10), which adds guidance to ASC Topic 832. It requires business entities to recognize government grants when it is probable that conditions will be met and the grant will be received. It applies to for-profit entities, requiring recognition of income-related grants systematically over related costs and asset-related grants via deferred income or net reduction methods. The guidance is effective for fiscal years beginning after December 15, 2028, and interim periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the guidance and its impact to the financial statements.

In September 2025, the FASB issued ASU 2025-06, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software (ASU 2025-06), which removes references to project stages, and requires capitalization of software costs to begin when management has authorized and committed to funding the software project, and it is probable that the project will be completed and the software will be used to perform the intended function. The guidance is effective for fiscal years beginning after December 15, 2027, and interim periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the guidance and its impact to the financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (ASU 2024-03), which requires public entities to disclose specified information about certain costs and expenses. ASU 2024-03 is effective for annual periods beginning after December 15, 2026. Early adoption is permitted. The Company is currently evaluating the guidance and its impact to the financial statements.

Note 2—Inventories

Inventory costs are summarized as follows:

(in thousands)	December 31, 2025		December 31, 2024	
Raw materials	$	461,134	$	528,424
Work in process		17,193		18,761
Finished goods		4,217		6,469
Total inventories	$	482,544	$	553,654

Note 3—Property, Plant and Equipment

Property, plant and equipment consists of the following:

(in thousands)	December 31, 2025	December 31, 2024
Land	$ 5,867	$ 5,867
Buildings and building improvements	101,169	92,371
Machinery and equipment	548,937	547,658
Furniture and fixtures	12,733	13,812
Vehicles	1,290	947
Leasehold improvements	61,871	68,817
Construction in progress	16,127	10,180
Total property and equipment, at cost	747,994	739,652
Less: accumulated depreciation	(524,210)	(514,555)
Total property, plant and equipment, net	$ 223,784	$ 225,097

Note 4—Goodwill and Other Intangible Assets

Goodwill allocated to the Company's reportable operating segments follows:

(in thousands)	Americas	Asia	Total
Goodwill as of December 31, 2025 and December 31, 2024	$ 154,014	$ 38,102	$ 192,116

A summary of the Company's acquired identifiable intangible assets and capitalized purchased software costs follows:

(in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$ 100,176	$ (81,603)	$ 18,573
Capitalized purchased software costs	42,105	(30,121)	11,984
Technology licenses	15,500	(15,500)	—
Trade names and trademarks	7,800	—	7,800
Other	868	(452)	416
Total intangible assets as of December 31, 2025	$ 166,449	$ (127,676)	$ 38,773

(in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$ 100,041	$ (76,675)	$ 23,366
Capitalized purchased software costs	44,316	(31,525)	12,791
Technology licenses	15,500	(15,500)	—
Trade names and trademarks	7,800	—	7,800
Other	868	(428)	440
Total intangible assets as of December 31, 2024	$ 168,525	$ (124,128)	$ 44,397

During 2025, 2024 and 2023, additions to capitalized purchased software costs were $2.9 million, $1.9 million and $4.3 million, respectively.

A summary of the components of amortization expense, as presented in the consolidated statements of cash flows, follows:

(in thousands)	Year Ended December 31, 2025	2024	2023
Amortization of intangible assets	$ 4,817	$ 4,817	$ 5,979
Amortization of capitalized purchased software costs	4,613	4,897	4,564
Amortization of debt costs	767	519	499
Total amortization expense	$ 10,197	$ 10,233	$ 11,042

A summary of the future amortization expense related to the Company's intangible assets held as of December 31, 2025 for each of the next five years follows (in thousands):

Year ending December 31,		Amortization Expense
2026	$	4,817
2027		4,817
2028		4,817
2029		4,218
2030		23

Note 5—Borrowing Facilities

A summary of the Company's long-term debt outstanding follows:

		December 31,		
(in thousands)		2025		2024
Revolving credit facility	$	65,000	$	135,000
Term loan		148,125		123,047
Less: unamortized debt issuance costs		(2,549)		(1,027)
Total long-term debt, including current installments	$	210,576	$	257,020

On June 27, 2025, the Company entered into a $700 million second amended and restated credit agreement (the Credit Agreement) by and among the Company, certain of its subsidiaries (the Guarantors), the lenders party thereto and Bank of America, N.A., as Administrative Agent, Swingline Lender and an L/C Issuer (Bank of America). The Credit Agreement is comprised of a five-year $550 million revolving credit facility (the Revolving Credit Facility) and a five-year $150 million term loan facility (the Term Loan Facility), both with a maturity date of June 27, 2030. In addition, the Credit Agreement permits the Company's Malaysian subsidiary to enter into a term loan facility in the future for an additional principal aggregate amount not to exceed $50 million.

The Credit Agreement amended and restated in its entirety the Company's previous $681.25 million amended and restated credit agreement, dated as of December 21, 2021, by and among the Company, the Guarantors, the lenders party thereto and Bank of America, as amended by Amendment No. 1, dated as of May 20, 2022, Amendment No. 2, dated as of February 3, 2023, and Amendment No. 3, dated as of May 1, 2023. As part of the debt refinancing transaction, the Company repatriated net distributions of $136.4 million to the United States from its operations in China and Thailand. This amount represents gross distributions of $151.6 million, less $15.2 million in withholding taxes paid in those jurisdictions. See Note 8 for further discussion about the repatriated distributions and impact on income tax expense. Such net distributions were used to reduce outstanding borrowings under the Company's prior revolving credit facility.

The Credit Agreement includes an accordion feature pursuant to which the Company is permitted to add one or more incremental term loans and/or increase commitments under the Revolving Credit Facility in an aggregate amount not exceeding $175 million, subject to the satisfaction of certain conditions and exceptions.

The Revolving Credit Facility is available for general corporate purposes. Principal under the Term Loan Facility will amortize in equal quarterly installments of 0.625% of the initial aggregate term loan advances, beginning on September 30, 2025, through June 30, 2028. Thereafter, quarterly installments will increase to 1.25% of the initial aggregate term loan advances, continuing until the maturity date.

Interest on outstanding borrowings under the Credit Agreement (other than swingline loans) will accrue, at the Company's option, at (a) Term Secured Overnight Financing Rate (Term SOFR) plus the Applicable Rate (as defined in the Credit Agreement, approximately 1.00% to 2.125% per annum depending on various factors) or (b) for U.S. dollar denominated loans, the base rate (which is the highest of (i) the federal funds rate plus 0.50%, (ii) the Bank of America, N.A. prime rate, (iii) Term SOFR plus 1.00% and (iv) 1.00%).

As of December 31, 2025, the $148.1 million outstanding debt under the Credit Agreement is effectively at a fixed interest rate of 3.965% as a result of a $148.1 million notional interest rate swap contract, which is discussed in Note 12. A commitment fee of 0.15% to 0.30% per annum (based on the debt to EBITDA ratio) on the unused portion of the Revolving Credit Facility is payable quarterly in arrears.

The Credit Agreement is generally secured by a pledge of (a) all the capital stock of the Company's domestic subsidiaries and 65% of the capital stock of its directly owned foreign subsidiaries, (b) all or substantially all other personal property of Benchmark and its domestic subsidiaries (including, but not limited to, accounts receivable, contract assets, inventory, intellectual property and fixed assets of Benchmark and its domestic subsidiaries), in each case, subject to customary exceptions and limitations, and (c) all proceeds and products of the property and assets described in (a) and (b) above.

The Credit Agreement contains certain financial covenants related to interest coverage and debt leverage, and certain customary affirmative and negative covenants, including restrictions on the Company's ability to incur additional debt and liens, pay dividends, repurchase shares, sell assets and merge or consolidate with other persons. Amounts due under the Credit Agreement could be accelerated upon specified events of default, including a failure to pay amounts due, breach of a covenant, material inaccuracy of a representation, or occurrence of bankruptcy or insolvency, subject, in some cases, to cure periods. As of December 31, 2025, the Company was in compliance with all of these covenants and restrictions.

As of December 31, 2025, the Company had $148.1 million in borrowings outstanding under the Term Loan Facility, $65.0 million in borrowings outstanding under the Revolving Credit Facility and $4.4 million in letters of credit outstanding under the Revolving Credit Facility. As of December 31, 2025, the Company had $480.6 million available for future borrowings under the Revolving Credit Facility subject to compliance with financial covenants as to interest coverage and debt leverage, in addition to other debt covenant restrictions.

As of December 31, 2025, the Company's long-term debt matures as follows: $3.8 million in 2026, $3.8 million in 2027, $5.6 million in 2028, $7.5 million in 2029, and $192.5 million in 2030. The Company has no maturities after 2030.

Note 6 – Leases

The Company determines if a contract is or contains a lease at inception. The Company leases certain facilities, vehicles and other equipment. The Company's leases primarily consist of operating leases which expire at various dates through 2036. Variable lease payments are generally expensed as incurred and primarily include certain index-based changes in rent and certain non-lease components, such as maintenance and other services provided by the lessor.

The components of lease expense were as follows:

(in thousands)	Year Ended December 31,		
	2025	2024	2023
Finance lease costs:			
Amortization of right-of-use assets (included in depreciation expense)	$ —	$ —	$ 48
Interest on lease liabilities	4	12	21
Operating lease costs	21,941	22,264	19,280
Short-term lease costs	724	704	618
Variable lease costs	1,957	1,924	1,770
Total lease costs	$ 24,626	$ 24,904	$ 21,737

A summary of cash flow information related to leases follows:

(in thousands)	Year Ended December 31,		
	2025	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows used for operating leases	$ 22,257	$ 22,018	$ 17,702
Operating cash flows used for finance leases	3	12	21
Financing cash flows used for finance leases	174	181	173
Right-of-use assets obtained in exchange for new operating lease liabilities	882	4,921	56,834

A summary of other information about our leases follows:

(dollars in thousands)	December 31, 2025		December 31, 2024	
Operating lease right-of-use assets	$	102,664	$	117,995
Finance lease liabilities, current (included in current installments of long-term debt)	$	—	$	174
Operating lease liabilities, current (included in accrued liabilities)	$	14,042	$	17,170
Operating lease liabilities, noncurrent	$	98,689	$	108,997
Weighted average remaining lease term – finance leases		—		0.9 yrs
Weighted average remaining lease term – operating leases		8.4 yrs		8.9 yrs
Weighted average discount rate – finance leases		—		4.8%
Weighted average discount rate – operating leases		4.6%		4.6%

A summary of the Company's future annual minimum lease payments as of December 31, 2025 follows (in thousands):

Year ending December 31,	Operating Leases	
2026	$	16,282
2027		15,486
2028		15,012
2029		15,193
2030 and thereafter		56,026
Total minimum lease payments		117,999
Less: imputed interest		(5,268)
Total present value of lease liabilities	$	112,731

As of December 31, 2025, the Company had no significant lease commitments that had not yet commenced.

Note 7—Common Stock and Stock-Based Awards

Dividends

The Company began declaring and paying quarterly dividends during the first quarter of 2018. The Company declared dividends per share of common stock of $0.165 in 2023 and the first and second quarters of 2024, and $0.17 in the third and fourth quarters of 2024 and every quarter of 2025. During 2025, 2024 and 2023, cash dividends paid totaled $24.4 million, $23.9 million and $23.5 million, respectively. In July 2024, the Board of Directors approved a quarterly dividend increase, raising the quarterly dividend from $0.165 to $0.17 per common share. On December 15, 2025, the Company announced that the Board of Directors declared a quarterly cash dividend of $0.17 per share of the Company's common stock to shareholders of record as of December 31, 2025. The dividend of $6.1 million was paid on January 13, 2026.

The Board of Directors currently intends to continue paying quarterly dividends. However, the Company's future dividend policy is subject to the Company's compliance with applicable laws, and depends on, among other things, the Company's results of operations, financial condition, level of indebtedness, capital requirements, contractual restrictions, restrictions in the Company's debt agreements, and other factors that the Board of Directors may deem relevant. Dividend payments are not mandatory or guaranteed and no assurance is made that the Company will continue to pay a dividend in the future.

Share Repurchase Authorization

On February 19, 2020, the Board approved an expanded share repurchase authorization, allowing the Company to buy back another $150 million in common stock.

Share purchases may be made in the open market, in privately negotiated transactions or block transactions, at the discretion of the Company's management and as market conditions warrant. Purchases will be funded from available cash and may be commenced, suspended or discontinued at any time without prior notice. Shares repurchased under the program are retired.

During 2025, the Company repurchased 0.7 million shares for an aggregate of $26.8 million, at an average price of $38.22 per share. During 2024, the Company repurchased 0.1 million shares for an aggregate of $5.1 million, at an average price of $40.27. The Company did not repurchase shares in 2023. As of December 31, 2025, the Company had $122.7 million remaining under share its repurchase authorization.

Stock-Based Compensation

Under the 2019 Plan, the Company, upon approval of the Human Capital and Compensation Committee of the Board of Directors, may grant stock options, restricted shares, restricted stock units (both time-based and performance-based) and certain other forms of equity awards, or any combination thereof, to any director, officer, employee or consultant (including any prospective director, officer, employee or consultant) of the Company. Stock options (which have not been awarded since 2015) are granted to employees with an exercise price equal to the market price of the Company's common stock on the date of grant, generally vest over a three-year or four-year period from the date of grant and typically have a term of 10 years. Time-based restricted stock units granted prior to 2024 to employees generally vest over a four-year period from the date of grant and are generally subject to continued employment with the Company. Beginning in 2024, time-based restricted stock units granted to employees generally vest over a three-year period from the date of grant and are generally subject to continued employment with the Company. Performance-based restricted stock units generally vest over a three-year performance cycle, which includes the year of the grant, and are based upon the Company's achievement of specified performance metrics. Awards under the 2019 Plan to non-employee directors have historically been in the form of restricted stock units, which vest annually, starting on the grant date. As of December 31, 2025, the Company had 1.3 million common shares available for issuance under the 2019 Plan.

The following table summarizes the activities related to the Company's stock options:

(in thousands, except per share data and years)	Number of Options		Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding as of December 31, 2022	57	$	21.85		
Exercised	(17)		19.52		
Forfeited or expired	(3)		20.11		
Outstanding as of December 31, 2023	37	$	23.07		
Exercised	(34)		23.07		
Forfeited or expired	(2)		22.99		
Outstanding as of December 31, 2024	1	$	23.14		
Exercised	(1)		23.14		
Forfeited or expired	—				
Outstanding and exercisable as of December 31, 2025	—	$	—	—	$ —

The following table summarizes the activities related to the Company's time-based restricted stock units:

(in thousands, except per share data)	Number of Units		Weighted-Average Grant Date Fair Value
Non-vested awards outstanding as of December 31, 2022	1,185	$	26.93
Granted	724		24.13
Vested	(490)		26.92
Forfeited	(173)		25.91
Non-vested awards outstanding as of December 31, 2023	1,246	$	25.43
Granted	633		31.39
Vested	(499)		25.72
Forfeited	(192)		26.82
Non-vested awards outstanding as of December 31, 2024	1,188	$	28.30
Granted	475		41.81
Vested	(509)		28.85
Forfeited	(67)		31.54
Non-vested awards outstanding as of December 31, 2025	1,087	$	34.14

The following table summarizes the activities related to the Company's performance-based restricted stock units:

(in thousands, except per share data)	Number of Units		Weighted-Average Grant Date Fair Value
Non-vested awards outstanding as of December 31, 2022	545	$	27.62
Granted[1]	244		25.30
Vested	(242)		28.30
Forfeited	(105)		26.98
Non-vested awards outstanding as of December 31, 2023	442	$	26.12
Granted[1]	214		30.78
Vested	(139)		28.60
Forfeited	(103)		26.57
Non-vested awards outstanding as of December 31, 2024	414	$	25.82
Granted[1]	141		42.21
Vested	(47)		25.97
Forfeited	(60)		25.97
Non-vested awards outstanding as of December 31, 2025	448	$	32.50

[1] Represents target number of awards that can vest based on the achievement of the performance goals.

Note 8—Income Taxes

Income tax expense (benefit) consisted of the following:

(in thousands)	Year Ended December 31,		
	2025	2024	2023
Current:			
U.S. Federal	$ (6,698)	$ (873)	$ 2,989
State and local	2,482	(895)	587
Foreign	46,633	28,347	21,710
Total current taxes	42,417	26,579	25,286
Deferred:			
U.S. Federal	(7,717)	(7,958)	(6,497)
State and local	(3)	205	(1,669)
Foreign	1,985	3,943	(4,843)
Total deferred taxes	(5,735)	(3,810)	(13,009)
Total income tax expense	$ 36,682	$ 22,769	$ 12,277

Income (loss) before income taxes consisted of the following:

(in thousands)	Year Ended December 31,		
	2025	2024	2023
United States	$ (57,620)	$ (32,871)	$ (31,534)
Foreign	119,154	116,766	112,754
Total income before income taxes	$ 61,534	$ 83,895	$ 81,220

Income tax expense differed from the amounts computed by applying the U.S. Federal statutory income tax rate to income (loss) before income taxes, as presented in conformity with ASU 2023-09 as follows:

(in thousands)	Year Ended December 31, 2025	
Tax at statutory rate	$ 12,922	21.0%
State and local income taxes, net of federal effect[1]	2,221	3.6%
Domestic federal tax effects		
Cross-border tax laws		
GILTI and other foreign income inclusion	9,556	15.5%
Refund relating to foreign income taxes deemed paid with repatriated distributions	(15,159)	(24.6)%
Tax credits		
R&D tax credits	(2,353)	(3.8)%
Non-taxable and non-deductible items		
Non-deductible officer compensation	1,136	1.9%
Changes in valuation allowances	—	—
Changes in tax laws or rates enacted in the current period	—	—
Other	(809)	(1.3)%
Foreign tax effects		
China		
Tax incentives	(1,629)	(2.7)%
Statutory income tax rate differential	652	1.1%
Withholding tax[2]	7,742	12.6%
Other	(239)	(0.4)%
Malaysia		
Statutory income tax rate differential	1,780	2.9%
Other	(217)	(0.4)%
Mexico		
Statutory income tax rate differential	(2,370)	(3.9)%
Foreign exchange	4,252	6.9%
Inflation adjustments	1,409	2.3%
Capital Gains Tax	652	1.1%
Non-deductible customs penalties	2,510	4.1%
Other non-deductible expenses	1,581	2.6%
Changes in valuation allowances	(172)	(0.3)%
Other	1,145	1.9%
Netherlands		
Statutory tax rate difference	793	1.3%
Foreign exchange	835	1.4%
Other	134	0.2%
Thailand		
Tax incentives	(5,947)	(9.7)%
Withholding tax[3]	10,140	16.5%
Other	1,007	1.6%
Other foreign jurisdictions	(462)	(0.8)%
Worldwide changes in unrecognized tax benefits	5,572	9.0%
Total income tax expense	$ 36,682	59.6%

[1] The states that contribute to the majority (greater than 50%) of the tax effect in this category include California and New Hampshire for 2025.
[2] Includes current expense of $5,019 (8.2%) for withholding tax paid on repatriated distributions during 2025 and deferred expense of $2,723 (4.4%) for withholding tax accrued on undistributed earnings.
[3] Represents current expense for withholding tax paid on repatriated distributions during 2025.

Income tax expense differed from the amounts computed by applying the U.S. Federal statutory income tax rate to income (loss) before income taxes, as presented prior to the adoption of ASU 2023-09 are as follows:

| | Year Ended December 31, | |
(in thousands)	2024	2023
Tax at statutory rate	$ 17,618	$ 17,056
State taxes, net of federal tax effect	923	(809)
Effect of foreign operations and tax incentives	(3,110)	(11,153)
Permanent differences	(3,439)	5,818
Change in valuation allowance	7,656	(241)
Global minimum tax	1,038	—
GILTI and other foreign income inclusion	1,429	(450)
Stock-based compensation	(423)	623
Non-deductible compensation	1,370	1,883
Change in uncertain tax benefit reserve	—	370
Other	(293)	(820)
Total income tax expense	$ 22,769	$ 12,277

Certain jurisdictions in which the Company operates has enacted legislation implementing the Organization for Economic Cooperation and Development's (OECD) Pillar Two global minimum tax framework, effective for the Company beginning in 2024. The Company evaluated the impact of enacted legislation and reflected appropriate accruals in its consolidated financial statements. The impact was not material to the Company's financial statements for the year ended December 31, 2025, primarily due to withholding taxes incurred on distributions during the year. For the year-ended December 31, 2024, the Company recorded approximately $1.0 million of incremental income tax expense related to enacted Pillar Two legislation.

During 2025, 2024 and 2023, the Company repatriated $182.5 million, $55.0 million and $70.0 million, respectively, of foreign earnings to the United States. As of December 31, 2025, the Company has approximately $633.1 million in cumulative undistributed foreign earnings related to its foreign subsidiaries. These earnings would not be subject to U.S. federal income tax if distributed to the United States. A certain amount of earnings from specific foreign subsidiaries are permanently reinvested, and certain foreign earnings from other specific foreign subsidiaries are considered to be non-permanently reinvested and are available for immediate distribution to the United States. In 2025, the Company changed its assertion with respect to unremitted earnings in China after determining that current and projected cash balances in China exceeded the levels required to fund local business activities. As a result, management changed its assertion with respect to remaining unremitted earnings from China to consider them now available for distribution and has accrued $3.6 million of deferred tax liabilities in relation to these undistributed earnings in China. The Company estimates that it has approximately $10.4 million of unrecognized deferred tax liabilities related to any remaining undistributed permanently reinvested foreign earnings that have not already been subject to applicable foreign income tax or local withholding tax on distributions.

Cash paid for income taxes (net of refunds) were as follows:

| | Year Ended December 31, |
(in thousands)	2025
US Federal	$ 20,121
State and local	1,877
Foreign	
China	7,200
Malaysia	17,100
Thailand	13,993
Other foreign	6,225
Total Foreign	44,518
Total income taxes paid, net	$ 66,516

The amount of cash income taxes paid by the Company during the years ended December 31, 2024 and 2023 was $46.7 million and $37.7 million, respectively.

The tax effects of temporary differences that give rise to significant portions of the Company's deferred tax assets and liabilities were as follows:

(in thousands)	December 31,			
	2025		**2024**	
Deferred tax assets:				
Inventory	$	3,518	$	2,509
Accruals and allowances		8,663		11,196
Stock-based compensation		2,283		2,015
Operating lease liabilities		15,358		18,547
Net operating loss carryforwards		29,147		25,726
Research and other tax credit carryforwards		7,231		5,247
Capitalized research and development		19,844		18,580
Foreign currency and derivatives		177		1,326
Interest carryforward		3,372		230
Other		—		—
Total gross deferred tax assets		89,593		85,376
Less: valuation allowance		(26,864)		(26,158)
Total net deferred assets	$	62,729	$	59,218
Deferred tax liabilities				
Property, plant and equipment		(9,815)		(10,448)
Operating lease right-of-use assets		(13,468)		(16,540)
Intangible assets		(6,290)		(7,577)
Foreign withholding taxes		(3,621)		(898)
Revenue recognition (ASC 606)		(2,112)		(806)
Other		—		—
Total gross deferred tax liabilities		(35,306)		(36,269)
Total net deferred tax assets	$	27,423	$	22,949
The net deferred tax assets are classified as follows:				
Long-term assets		34,936		26,664
Long-term liabilities		(7,513)		(3,715)
Total net deferred tax assets	$	27,423	$	22,949

All of the Company's deferred tax assets and liabilities are classified as long-term on the consolidated balance sheets as of December 31, 2025 and 2024. Deferred tax assets and liabilities are offset for each tax jurisdiction and presented as a single net long-term amount on the consolidated balance sheet.

Changes to U.S. tax law enacted on July 4, 2025, allow for immediate expensing of domestic research and experimentation expenses, accelerated depreciation on eligible capital expenditures, and other tax law changes impacting 2025 with certain changes effective in 2026. These changes are reflected in our results for the year ended December 31, 2025.

As of December 31, 2025, the Company has $27.2 million of U.S. state operating loss carryforwards expiring from 2029-2045, and $0.5 million with no expiration. Foreign operating loss carryforwards total $84.6 million expiring through 2035, plus $13.0 million with indefinite lives. Use of all loss carryforwards is limited to the income in their respective jurisdictions. The Company also has $0.5 million of state tax credits expiring beginning in 2034, $8.6 million of federal R&D credits expiring from 2039-2045, and $13.7 million of Section 163(j) interest carryforwards with no expiration.

The net change in the Company's valuation allowance for 2025, 2024 and 2023 was a $0.7 million increase, $7.7 million increase, and a $0.2 million decrease, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company maintains a partial valuation allowance of $1.5 million, on certain of its U.S. state deferred tax assets relating to operating loss and credit carryforwards, and a full valuation of $25.4 million on the Company's foreign operating loss carryforwards. For all remaining deferred tax assets, as of December 31, 2025, based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

The Company has been granted certain tax incentives, including tax holidays, for its subsidiaries in Thailand and China that expire at various dates, unless extended or otherwise renegotiated and are subject to certain conditions with which the Company expects to comply. The tax incentives in Thailand will expire on December 31, 2030. The tax incentives in China will expire on December 31, 2026. In the fourth quarter of 2024, the Company was awarded a China tax holiday retroactive to January 1, 2024 through December 31, 2026. The tax holiday reduces the statutory tax rate from 25% to 15%. The net impact of the current tax incentives was to lower income tax expense for 2025, 2024, and 2023 by approximately $7.6 million (approximately $0.21 per diluted share), $5.8 million (approximately $0.16 per diluted share) and $6.3 million (approximately $0.17 per diluted share), respectively, as follows:

| | Year Ended December 31, | | |
(in thousands)	2025	2024	2023
Thailand	$ 5,947	$ 4,110	$ 4,923
China	1,629	1,663	1,338
Total tax incentives	$ 7,576	$ 5,773	$ 6,261

The Company must determine whether it is "more-likely-than-not" that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the more-likely-than-not recognition threshold, the position is measured to determine the amount of benefit to recognize in the consolidated financial statements. As of December 31, 2025, the total amount of the reserve for uncertain tax benefits, including interest and penalties, was $13.9 million.

A reconciliation of the beginning and ending amount of unrecognized tax benefits, excluding interest and penalties, is as follows:

| | December 31, | | |
(in thousands)	2025	2024	2023
Balances as of the beginning of the year	$ 7,286	$ 9,061	$ 9,061
Additions related to current year tax positions	5,209	—	—
Additions related to prior year tax positions	1,437	—	—
Decreases related to prior year tax positions	—	(1,775)	—
Decreases related to lapse of statutes	—	—	—
Balances as of the end of the year	$ 13,932	$ 7,286	$ 9,061

During 2025, there were increases of current year tax positions due to a new reserve related to foreign income taxes deemed paid with distributions and the current year federal research and development credit generated. There were also increases of prior year tax positions due to the completion of an R&D Study that resulted in an increase in the overall R&D Credit generated for prior years. During 2024, there were decreases of prior year tax positions due to settlements of tax examinations. During 2023, there were no uncertain tax position changes.

The reserves are classified as either a reduction to income tax receivable or deferred tax assets on the consolidated balance sheet because the underlying uncertain tax positions relate to amounts that would otherwise decrease tax refunds or deferred tax assets. The Company records interest expense and penalties accrued in relation to uncertain tax benefits as a component of current income tax expense. As of December 31, 2025, the Company did not have any accrued interest on unrecognized tax benefits included in the reserves.

The Company is currently under IRS examination for the 2018 tax year. Other than for 2018, tax years prior to 2022 are generally not subject to examination by the IRS. For state tax returns, the Company is generally not subject to income tax examinations for tax years prior to 2021. With respect to jurisdictions outside the U.S., the Company is generally not subject to tax examination for tax years prior to 2015.

Note 9 – Revenue

The Company's revenues are generated primarily from its manufacturing services, which entails the sale of manufactured products built to customer specifications. The Company also generates revenue from design, development and engineering services, in addition to the sale of other inventory.

Revenue is measured based on the consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a manufactured product to a customer. The Company's contracts with customers are generally short-term in nature. Customers are generally billed when the product is shipped or as services are performed. Under the majority of the Company's manufacturing contracts with customers, the customer controls all of the work-in-progress as products are being built. Revenues under these contracts are recognized progressively based on the cost-to-cost method. For other manufacturing contracts, the customer does not take control of the product until it is completed. Under these contracts, the Company recognizes revenue upon transfer of control of the product to the customer, which is generally when goods are shipped. Revenue from design, development and engineering services is recognized over time as the services are performed. The Company assumes no significant obligations after shipment as it typically warrants workmanship only. Therefore, the warranty provisions are generally not significant.

If the Company records revenue, but does not issue an invoice, a contract asset is recognized. The contract asset is transferred to trade accounts receivable when the entitlement to payment becomes unconditional.

Taxes assessed by governmental authorities that are imposed on and concurrent with a specific revenue-producing transaction and collected by the Company from a customer, are excluded from revenue.

Shipping and handling costs associated with outbound freight after control over a product has transferred to a customer are accounted for as fulfillment costs and are included in cost of sales.

Disaggregation of Revenue

The following tables provide a summary of the Company's revenue disaggregated by market sector and a reconciliation of the disaggregated revenue to the Company's revenue by reportable operating segment:

(in thousands)	Americas	Asia	Europe	Total
Year Ended December 31, 2025				
Market sector:				
Semi-Cap	$ 180,984	$ 454,935	$ 105,310	$ 741,229
Industrial	110,006	348,076	116,608	574,690
Medical	267,349	163,750	52,797	483,896
A&D	419,233	26,256	68,868	514,357
AC&C	207,179	137,757	—	344,936
External revenue	1,184,751	1,130,774	343,583	2,659,108
Elimination of intersegment sales	44,688	35,983	8,963	89,634
Segment revenue	$ 1,229,439	$ 1,166,757	$ 352,546	$ 2,748,742

(in thousands)	Americas	Asia	Europe	Total
Year Ended December 31, 2024				
Market sector:				
Semi-Cap	$ 212,466	$ 389,630	$ 121,139	$ 723,235
Industrial	130,280	331,222	111,769	573,271
Medical	236,070	167,617	46,996	450,683
A&D	370,486	15,468	48,014	433,968
AC&C	328,400	146,478	70	474,948
External revenue	1,277,702	1,050,415	327,988	2,656,105
Elimination of intersegment sales	52,659	40,734	11,349	104,742
Segment revenue	$ 1,330,361	$ 1,091,149	$ 339,337	$ 2,760,847

(in thousands)	Americas	Asia	Europe	Total
Year Ended December 31, 2023				
Market sector:				
Semi-Cap	$ 262,117	$ 283,870	$ 100,305	$ 646,292
Industrial	127,491	345,465	123,522	596,478
Medical	329,816	182,532	44,204	556,552
A&D	304,932	29,153	27,446	361,531
AC&C	509,631	168,436	56	678,123
External revenue	1,533,987	1,009,456	295,533	2,838,976
Elimination of intersegment sales	77,796	46,482	4,302	128,580
Segment revenue	$ 1,611,783	$ 1,055,938	$ 299,835	$ 2,967,556

The timing of revenue recognition, billings and cash collections result in billed accounts receivable, contract assets and advance payments from customers. During 2025, 2024 and 2023, 88.2%, 86.8% and 87.9%, respectively, of the Company's revenue was recognized as products and services were transferred over time.

Contract assets primarily relate to the Company's right to consideration for work completed but not billed to the customer as of period end. Contract asset balances are transferred to trade accounts receivable when the rights become unconditional.

A summary of activity related to the Company's contract assets follows:

	Year Ended December 31,	
(in thousands)	2025	2024
Balance as of the beginning of the year	$ 167,578	$ 174,979
Revenue recognized	2,347,166	2,304,221
Amounts collected or invoiced	(2,331,874)	(2,311,622)
Balance as of the end of the period	$ 182,870	$ 167,578

As of December 31, 2025 and 2024, the Company had $115.5 million and $143.6 million, respectively, in advance payments from customers. Of those amounts $97.0 million and $132.5 million, respectively, were related to both customer deposits and prepayments of inventory and $18.5 million and $11.1 million, respectively, were related to the contractual timing of payments. The advance payments are not considered a significant financing component because they are used to meet working capital demands of a contract, offset inventory risks and protect the Company from the failure of other parties to fulfill obligations under a contract.

Note 10—Segment, Geographic Information and Major Customer

The Company's Chief Executive Officer is our Chief Operating Decision Maker (CODM) who evaluates how resources are allocated, assesses performance and makes strategic and operational decisions. The Company currently has manufacturing facilities in the Americas, Asia and Europe to serve its customers. The Company is operated and managed geographically, and management evaluates performance and allocates the Company's resources on a geographic basis. We provide manufacturing services, design and engineering services, and technology solutions in the Americas, Asia and Europe. Intersegment sales are generally recorded at prices that approximate arm's length transactions. Operating segments' measure of profitability is based on income from operations. Corporate and intersegment eliminations include (1) corporate expenses not allocated to the Company's three reporting segments, which are primarily general and administrative expenses such as corporate employee payroll and benefit costs and corporate facility costs, and (2) income from operations on intersegment sales between reporting segments. Corporate functions include legal, finance, tax, treasury, information technology, risk management, human resources, business development and other administrative functions. The accounting policies for the reportable operating segments are the same as for the Company taken as a whole. The Company has three reportable operating segments: Americas, Asia, and Europe.

Information about the Company's operating segments follows:

(in thousands)	Americas		Asia		Europe		Total	
Year Ended December 31, 2025								
2025								
Sales from external customers	$	1,184,751	$	1,130,774	$	343,583	$	2,659,108
Intersegment sales		44,688		35,983		8,963		89,634
	$	1,229,439	$	1,166,757	$	352,546	$	2,748,742
Reconciliation of sales								
Elimination of intersegment sales								(89,634)
Sales							$	2,659,108
Less:								
Cost of sales		1,104,497		973,635		298,095		
Selling, general and administrative expenses		29,190		15,482		9,655		
Other[1]		26,240		864		71		
Segment income from operations	$	24,824	$	140,793	$	35,762	$	201,379
Reconciliation of income before income taxes								
Other - corporate and eliminations[2]								(125,330)
Interest expense								(20,158)
Interest income								9,552
Other expense, net								(3,909)
Income before income taxes							$	61,534

(in thousands)	Americas		Asia		Europe		Total	
2024								
Sales from external customers	$	1,277,702	$	1,050,415	$	327,988	$	2,656,105
Intersegment sales		52,659		40,734		11,349		104,742
	$	1,330,361	$	1,091,149	$	339,337	$	2,760,847
Reconciliation of sales								
Elimination of intersegment sales								(104,742)
Sales							$	2,656,105
Less:								
Cost of sales		1,201,073		895,842		292,115		
Selling, general and administrative expenses		31,064		13,878		9,601		
Other[1]		5,350		387		4		
Segment income from operations	$	40,215	$	140,308	$	26,268	$	206,791
Reconciliation of income before income taxes								
Other - corporate and eliminations[2]								(97,380)
Interest expense								(26,922)
Interest income								10,208
Other expense, net								(8,802)
Income before income taxes							$	83,895

(in thousands)		Americas		Asia		Europe		Total
2023								
Sales from external customers	$	1,533,987	$	1,009,456	$	295,533	$	2,838,976
Intersegment sales		77,796		46,482		4,302		128,580
	$	1,611,783	$	1,055,938	$	299,835	$	2,967,556
Reconciliation of sales								
Elimination of intersegment sales								(128,580)
Sales							$	2,838,976
Less:								
Cost of sales		1,431,551		871,882		269,878		
Selling, general and administrative expenses		30,905		13,096		8,108		
Other[1]		8,047		199		167		
Segment income from operations	$	63,484	$	124,279	$	17,380	$	205,143
Reconciliation of income before income taxes								
Other - corporate and eliminations[2]								(95,479)
Interest expense								(31,875)
Interest income								6,256
Other (expense) income, net								(2,825)
Income before income taxes							$	81,220

[1] Includes expenses for amortization of intangible assets and restructuring charges and other costs.

[2] Includes corporate expenses for unallocated expenses, amortization of intangible assets and restructuring charges and other costs and elimination of intersegment cost of sales.

		Year Ended December 31,				
(in thousands)		2025		2024		2023
Depreciation and amortization:						
Americas	$	20,720	$	21,136	$	20,940
Asia		11,680		10,277		9,746
Europe		4,105		3,596		3,226
Corporate		11,125		11,135		11,498
Total depreciation and amortization	$	47,630	$	46,144	$	45,410
Capital expenditures:						
Americas	$	10,311	$	13,692	$	38,627
Asia		19,252		14,049		25,286
Europe		5,991		3,585		7,098
Corporate		2,990		1,927		6,728
Total capital expenditures	$	38,544	$	33,253	$	77,739

		December 31, 2025		December 31, 2024
(in thousands)				
Assets:				
Americas	$	819,820	$	866,595
Asia		752,962		821,252
Europe		269,728		225,872
Corporate		229,205		220,725
Total assets	$	2,071,715	$	2,134,444

Geographic sales information about the Company's sales is determined based on the destination of the product shipped. Long-lived assets information is determined based on the physical location of the assets and includes property, plant and equipment, net, operating lease right-of-use assets and other long-term assets, net.

A summary of the Company's geographic sales and long-lived assets follows:

(in thousands)	Year Ended December 31,		
	2025	2024	2023
Geographic sales:			
United States	$ 1,416,664	$ 1,488,297	$ 1,737,144
Singapore	504,301	463,553	383,914
Other Asia	240,631	215,898	210,927
Europe	433,896	406,514	402,514
Other	63,616	81,843	104,477
Total sales	$ 2,659,108	$ 2,656,105	$ 2,838,976

(in thousands)	December 31, 2025	December 31, 2024
Long-lived assets:		
United States	$ 195,317	$ 215,536
Asia	101,206	89,249
Europe	41,629	39,936
Other	58,370	64,506
Total long-lived assets	$ 396,522	$ 409,227

The Company's customers operate in industries that are, to a varying extent, subject to rapid technological change, vigorous competition and short product life cycles. Developments adverse to the electronics industry, the Company's customers or their products could impact the Company's overall credit risk.

The Company extends credit based on evaluation of its customers' financial condition and generally does not require collateral or other security from its customers and would incur a loss equal to the carrying value of the accounts receivable if its customer failed to perform according to the terms of the credit arrangement.

Sales to the Company's ten largest customers represented 51%, 50% and 52% of our consolidated sales for 2025, 2024 and 2023, respectively.

The Company had sales to the following customer that exceeded 10% of the Company's consolidated sales:

	Year Ended December 31,		
	2025	2024	2023
Applied Materials, Inc. and subsidiaries	14%	14%	12%

Sales attributable to this customer were reported in the Americas and Asia operating segments.

As of December 31, 2025 and 2024 the Company had one customer whose gross accounts receivable exceeded 10% of consolidated gross accounts receivable. This customer represented 10% and 12% of consolidated gross accounts receivable as of December 31, 2025 and 2024, respectively.

Note 11—Accounts Receivable Sale Program

As of December 31, 2025, in connection with a trade accounts receivable sale program with unaffiliated financial institutions, the Company may elect to sell, at a discount, on an ongoing basis, up to a maximum of $200.0 million of specific accounts receivable at any one time.

During 2025, 2024 and 2023, the Company sold $627.4 million, $600.0 million and $565.4 million, respectively, of accounts receivable under this program, and in exchange, the Company received cash proceeds of $623.6 million, $595.9 million and $560.9 million, respectively, net of the discount. The Company recognizes the loss on sale resulting from the discount in other (expense) income, net in its consolidated statements of income.

Note 12—Financial Instruments

The Company's financial instruments include cash equivalents, accounts receivable, other receivables, accounts payable, accrued liabilities, long-term debt, interest rate swaps and foreign currency hedges. For cash equivalents, accounts receivable, other receivables, accounts payable and accrued liabilities, the Company believes that the carrying values of its financial instruments approximate the fair values because of their short-term nature. For borrowings under the credit facility in long-term debt, the Company believes that the fair value approximates the carrying value because the interest rates are variable. The Company uses derivative instruments to manage the variability of foreign currency obligations and interest rates. The Company does not enter into derivatives for speculative purposes.

The Company utilizes forward currency exchange contracts to manage its foreign currency exposure. These instruments are designated as cash flow hedges and the changes in fair value of the derivatives are recorded in accumulated other comprehensive loss on the consolidated balance sheet until earnings are affected by the variability of the cash flows. During 2025, the Company recorded an unrealized gain of $7.3 million ($5.5 million net of tax) on the forward currency exchange contracts in other comprehensive income (loss) and transferred unrealized gains of $0.3 million to cost of sales. During 2024, the Company recorded an unrealized loss of $6.4 million ($4.8 million net of tax) on the forward currency exchange contracts in other comprehensive income (loss) and transferred unrealized gains of $0.6 million to cost of sales. During 2023, the Company recorded an unrealized gain of $2.3 million ($1.7 million net of tax) on the forward currency exchange contracts in other comprehensive income (loss) and transferred unrealized gains of $3.1 million to cost of sales. The Company also has forward currency exchange contracts in place as of December 31, 2025 that have not been designated as accounting hedges and, therefore, changes in fair value are recorded in other (expense) income, net in the consolidated statements of income.

As of December 31, 2025, the fair value estimates for the Company's forward currency exchange contracts were based on Level 2 inputs of the fair value hierarchy, which includes obtaining directly or indirectly observable values from third parties active in the relevant markets. Inputs in the fair value of the foreign currency forward contracts include prevailing forward and spot prices for currencies. The Company enters into forward currency exchange contracts for its operations in Mexico, Europe and Asia.

The Company utilizes an interest rate swap agreement to hedge a portion of its interest rate exposure on outstanding borrowings under the Credit Agreement. The Company entered into an interest rate swap agreement on August 1, 2025 and as of December 31, 2025, the notional amount of this interest rate swap agreement was $148.1 million. Under the interest rate swap agreement, the Company receives variable rate interest payments based on the one-month SOFR rate and pays fixed rate interest payments. The fixed interest rate for the contract is 3.965%. The effect of the swap is to convert the floating rate interest expense to fixed interest rate expense. Based on the terms of the interest rate swap contract and the underlying borrowings outstanding under the Credit Agreement, the interest rate contract was determined to be highly effective, and thus qualifies and has been designated as a cash flow hedge. As such, changes in the fair value of the interest rate swap are recorded in accumulated other comprehensive loss on the consolidated balance sheet until earnings are affected by the variability of cash flows. As of December 31, 2024, the notional amount of the Company's previous interest rate swap agreement was $123 million and the fixed interest rate for the contract was 4.039%.

During 2025, the Company recorded an unrealized loss of $2.3 million ($1.8 million net of tax) on interest rate swaps in other comprehensive income (loss). During 2024, the Company recorded an unrealized gain of $2.3 million ($1.8 million net of tax) on the previous interest rate swap in other comprehensive income (loss). During 2023, the Company recorded an unrealized loss of $3.1 million ($2.3 million net of tax) on the previous interest rate swap in other comprehensive income (loss). See Note 13.

As of December 31, 2025 and 2024, the fair value estimates for the Company's respective interest rate swap agreements were based on Level 2 inputs of the fair value hierarchy, as the Company obtained the valuation from a third party active in relevant markets. The valuation of the interest rate swap agreements is primarily measured through various pricing models and discounted cash flow analysis that incorporate observable market parameters, such as interest rate yield curves and volatility.

The fair values of the Company's derivative instruments were as follows:

(in thousands)	Balance Sheet Location	December 31, 2025	December 31, 2024
Derivatives designated as hedging instruments:			
Forward currency exchange contracts	Other long-term assets	$ 3,584	$ —
Forward currency exchange contracts	Other long-term liabilities	—	3,745
Interest rate swap agreement	Other long-term liabilities	2,441	114

Financial instruments that subject the Company to credit risk consist of cash and cash equivalents, restricted cash and trade accounts receivable. The Company maintains cash and cash equivalents with recognized financial institutions. One of the most significant credit risks is the ultimate realization of accounts receivable. This risk is mitigated by (i) sales generally are to well established companies, (ii) performing ongoing credit evaluation of customers, and (iii) engaging in frequent contact with customers, thus enabling management to monitor current changes in their business operations and respond accordingly. Management believes its allowance for doubtful accounts is adequate as of December 31, 2025. Concentrations of credit risk related to trade accounts receivable resulting from sales to major customers are discussed in Note 10.

Note 13—Accumulated Other Comprehensive Loss

The changes in accumulated other comprehensive loss by component were as follows:

(in thousands)	Foreign Currency Translation Adjustments		Derivative Instruments, Net of Tax		Other		Total	
Balances, December 31, 2022	$	(15,877)	$	788	$	(1,144)	$	(16,233)
Other comprehensive gain (loss) before reclassifications		2,119		2,444		37		4,600
Amounts reclassified from accumulated other comprehensive loss		845		(3,072)		—		(2,227)
Total other comprehensive income (loss)		2,964		(628)		37		2,373
Balances, December 31, 2023	$	(12,913)	$	160	$	(1,107)	$	(13,860)
Other comprehensive gain (loss) before reclassifications		(4,533)		(2,459)		196		(6,796)
Amounts reclassified from accumulated other comprehensive loss		—		(585)		—		(585)
Total other comprehensive income (loss)		(4,533)		(3,044)		196		(7,381)
Balances, December 31, 2024	$	(17,446)	$	(2,884)	$	(911)	$	(21,241)
Other comprehensive gain (loss) before reclassifications		10,334		4,034		(1,270)		13,098
Amounts reclassified from accumulated other comprehensive loss		—		(293)		(539)		(832)
Total other comprehensive income (loss)		10,334		3,741		(1,809)		12,266
Balances, December 31, 2025	$	(7,112)	$	857	$	(2,720)	$	(8,975)

See Note 12 for further discussion about the Company's derivative instruments.

Note 14—Employee Benefit Plans

The Company has defined contribution plans qualified under Section 401(k) of the Internal Revenue Code for the benefit of all its U.S. employees. The Company's contributions to the plans are based on employee contributions and compensation. During 2025, 2024 and 2023, the Company made contributions to the U.S. plans of approximately $6.7 million, $7.0 million and $7.3 million, respectively. The Company also has defined contribution plans for certain of its international employees primarily dictated by the customs of the regions in which it operates. During 2025, 2024 and 2023 the Company made contributions to the international plans of approximately $0.3 million, $0.3 million, and $0.1 million, respectively.

Note 15—Contingencies

On January 7, 2025, our Guadalajara subsidiary Benchmark Electronics de Mexico S. de R.L. de C.V. (Benchmark Guadalajara) received a tax assessment from the Jalisco, Mexico office of customs and taxing authorities (Servicio de Administracion Tributaria (SAT)) asserting that Benchmark Guadalajara owed approximately $12.0 million in import duties, customs penalties, fees and surcharges relating to goods imported by Benchmark Guadalajara into Mexico in the first quarter of 2016. Benchmark Guadalajara challenged the findings in the tax assessment by taking an administrative appeal with the SAT on February 19, 2025. In April 2025, Benchmark Guadalajara and SAT reached an agreement to reduce the amount levied in the tax assessment to approximately $10.1 million, and the Company accrued the expected settlement during the first quarter of 2025. Additionally, $0.6 million and $0.3 million of other related costs were incurred in connection with the matter during the second and third quarters of 2025, respectively. Benchmark Guadalajara plans to continue pursuing all available reimbursement opportunities pertaining to the assessment such as recoverable value add taxes.

On December 31, 2025, the Company's subsidiaries Benchmark Electronics Phoenix, Inc. and Benchmark electronics Tijuana S. de R.L. C.V. ("Claimants") commenced an arbitration action against CommScope Holding Company, Inc., CommScope, Inc., CommScope, LLC, ARRIS Technology, Inc. and their affiliated entities ("Respondents"). The Claimants contend that Respondents are liable for excess and obsolete inventory for electronic components procured at Respondents' request and for their benefit under the parties' manufacturing services agreement. Efforts to settle the dispute amicably were unsuccessful and demand was made for payment for the excess and obsolete inventory the Claimants procured on Respondents' behalf, plus carrying charges, prejudgment and post judgment interest, interim, preliminary or provisional remedies, declaratory relief, and costs. Respondents filed their answer and a counterclaim for breach of contract on January 14, 2026 and Claimants filed a motion to dismiss Respondents' counterclaim on February 2, 2026. This dispute is in its initial legal stages. No discovery has been conducted, and thus the nature and extent of any potential recoveries, counterclaims, defenses or set offs are unknown at this time. While the Company is unable to provide any assurances as to the ultimate outcome of this matter, the Claimants intend to vigorously prosecute their claims against the Respondents.

The Company is involved in various legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

Note 16—Restructuring Charges and Other Costs

The Company has undertaken initiatives to restructure its business operations to improve utilization and realize cost savings. These initiatives have included changing the number and location of production facilities, largely to align capacity and infrastructure with current and anticipated customer demand. This alignment includes transferring programs from higher cost geographies to lower cost geographies. The Company's restructuring process entails moving production between facilities, reducing staff levels, realigning business processes, reorganizing management and other activities.

During 2025, 2024 and 2023, the Company recognized $7.4 million, $6.3 million and $7.3 million of restructuring charges. In 2025, these charges primarily related to closures of our site in Fremont, California and our old facility in Guadalajara, Mexico in the Americas, the exit of a business in the Americas, and other smaller activities involving capacity reductions and reductions in workforce in certain facilities across various regions. Fremont, California operations ceased during the third quarter of 2025 and all restructuring activity was fully complete as of December 31, 2025 upon the disposition of the facility. Operations at our new facility in Guadalajara, Mexico commenced in 2024 with customer programs continuing to transition into 2025. Operations at our old facility in Guadalajara, Mexico operations ceased during the third quarter of 2025 and all restructuring activity is expected to be fully complete in 2026. Additionally, the Company agreed to an $11.0 million settlement related to an indirect tax assessment in the Americas for the year ended December 31, 2025. See Note 15 for further information on the tax assessment.

In 2024, these changes primarily related to capacity and workforce reductions at its sites in the Americas. In 2023, these charges primarily related to the previously announced closure of its site in Moorpark, California in the Americas, and other smaller activities involving capacity reductions and reductions in workforce in certain facilities across various regions. Moorpark, California operations ceased as of March 31, 2023 with restructuring activity substantially complete by the end 2023.

Accrued restructuring costs are included in accrued liabilities on the consolidated balance sheet.

The following table summarizes the 2025 activity in accrued restructuring costs:

(in thousands)	Balances as of December 31, 2024	Restructuring Charges	Cash Payments	Non-Cash Activity	Balances as of December 31, 2025
Severance costs	$ 209	$ 6,126	$ (4,760)	$ —	$ 1,575
Lease facility costs	—	1,723	(1,723)	—	—
Other exit costs	—	(406)	406	—	—
Total accrued restructuring costs	$ 209	$ 7,443	$ (6,077)	$ —	$ 1,575

The components of restructuring charges during 2025 were as follows:

(in thousands)	Year Ended December 31, 2025			
	Americas	Asia	Europe	Total
Severance costs	$ 5,520	$ 437	$ 169	$ 6,126
Lease facility costs	1,723	—	—	1,723
Other exit costs	(406)	—	—	(406)
Total restructuring charges	$ 6,837	$ 437	$ 169	$ 7,443

The following table summarizes the 2024 activity in accrued restructuring costs:

(in thousands)	Balances as of December 31, 2023	Restructuring Charges	Cash Payments	Non-Cash Activity	Balances as of December 31, 2024
Severance costs	$ 35	$ 4,844	$ (4,670)	$ —	$ 209
Lease facility costs	9	(9)	—	—	—
Other exit costs	81	1,501	(1,582)	—	—
Total accrued restructuring costs	$ 125	$ 6,336	$ (6,252)	$ —	$ 209

The components of restructuring charges during 2024 were as follows:

(in thousands)	Year Ended December 31, 2024			
	Americas	Asia	Europe	Total
Severance costs	$ 4,473	$ 371	$ —	$ 4,844
Lease facility costs	—	(9)	—	(9)
Other exit costs	1,501	—	—	1,501
Total restructuring charges	$ 5,974	$ 362	$ —	$ 6,336

The following table summarizes the 2023 activity in accrued restructuring costs:

(in thousands)	Balances as of December 31, 2022	Restructuring Charges	Cash Payments	Non-Cash Activity	Balances as of December 31, 2023
Severance costs	$ 3,683	$ 4,508	$ (8,156)	$ —	$ 35
Lease facility costs	17	176	(184)	—	9
Other exit costs	81	2,643	(2,643)	—	81
Total accrued restructuring costs	$ 3,781	$ 7,327	$ (10,983)	$ —	$ 125

The components of restructuring charges during 2023 were as follows:

(in thousands)	Year Ended December 31, 2023			
	Americas	Asia	Europe	Total
Severance costs	$ 4,226	$ —	$ 282	$ 4,508
Lease facility costs	176	—	—	176
Other exit costs	2,640	—	3	2,643
Total restructuring charges	$ 7,042	$ —	$ 285	$ 7,327

During the year ended December 31, 2025, the Company identified an impairment triggering event related the performance of a manufacturing site in the Americas. In connection with that analysis, the Company assessed the facility and equipment assets used in that manufacturing site using valuation information from third parties and recorded $11.1 million of impairment charges as a result of that assessment. The asset impairment charges are included in the restructuring charges and other costs line item on the consolidated statements of income as of December 31, 2025.

During the year ended December 31, 2023, the Company made the decision to no longer continue certain manufacturing capabilities in the Americas. In connection with that decision, the Company assessed the facility and equipment assets used in those manufacturing capabilities and recorded $1.1 million of impairment charges as a result of that assessment. The asset impairment charges are included in restructuring charges and other costs in the consolidated statement of income for 2023.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Benchmark Electronics, Inc.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Benchmark Electronics, Inc. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025 based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of income tax expense

As discussed in Notes 1 and 8 to the consolidated financial statements, the Company has recorded income tax expense of $36.7 million for the year ended December 31, 2025. The Company serves international markets and is subject to income taxes in the United States and foreign jurisdictions, which affect the Company's income tax expense. Income tax expense is an estimate based on the Company's understanding of current enacted tax laws and tax rates of each tax jurisdiction.

We identified the evaluation of income tax expense as a critical audit matter. Complex auditor judgment was required in evaluating the Company's interpretation and application of tax laws and the related impacts to income tax expense. There is complexity in the evaluation of the U.S. income tax expense due to the impact of U.S. tax reform on multinational operations such as the U.S. tax on global intangible low-taxed income (GILTI) and foreign tax credits. There is also complexity in evaluating the impact of changing foreign tax laws on income tax expense.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's income tax expense process. This included controls over the identification of changes to tax laws in the jurisdictions in which the Company operates and the Company's evaluation of the determination of GILTI and foreign tax credits. We involved tax professionals with specialized skills and knowledge who assisted in evaluating the application of the relevant tax laws and regulations in the determination of the Company's tax expense. In addition, we evaluated the Company's methodology used in the determination of GILTI and foreign tax credits.



KPMG LLP

We have served as the Company's auditor since 1986.

Phoenix, Arizona
February 23, 2026

Management's Report

Benchmark's management has prepared and is responsible for the consolidated financial statements and related financial data contained in this Report. The consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles and necessarily include certain amounts based upon management's best estimates and judgments. The financial information contained elsewhere in this Report is consistent with that in the consolidated financial statements.

The Company maintains internal accounting control systems that are adequate to prepare financial records and to provide reasonable assurance that the assets are safeguarded from loss or unauthorized use. We believe these systems are effective, and the cost of the systems does not exceed the benefits obtained.

The Audit Committee of the Board of Directors, composed exclusively of independent, outside directors, has reviewed all financial data included in this Report and recommended to the full Board the inclusion of the audited financial statements contained in the Report. The committee meets periodically with the Company's management and independent registered public accountants on financial reporting matters. The independent registered public accountants have complete access to the Audit Committee and may meet with the committee, without management present, to discuss their audit results and opinions on the quality of financial reporting.

The role of independent registered public accountants is to render a professional, independent opinion on management's financial statements to the extent required by the standards of the Public Company Accounting Oversight Board (United States). Benchmark's responsibility is to conduct its affairs according to the highest standards of personal and corporate conduct.

Item 9. *Changes in and Disagreements With Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

We maintain "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and (2) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2025. Based upon the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at a reasonable assurance level.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rule 13a-15(f) or Rule 15d-15(f) of the Exchange Act). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control-Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under the framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2025 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report included in Part II, Item 8 of this Report.

Changes in Internal Control Over Financial Reporting

During the quarter ended December 31, 2025, there has been no change in the Company's internal control over financial reporting that occurred that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

We are currently upgrading our enterprise resource planning system (ERP), which is expected to occur in phases over the next several years. We have completed the implementation of the upgrades at certain of the Company's locations and have revised and updated the related controls. These changes did not materially affect our internal control over financial reporting. As we implement the upgrades of this ERP system at the remaining locations over the next several years, we will continue to assess the impact on our internal control over financial reporting.

Management recognizes that any disclosure controls and procedures and internal control over financial reporting, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and management necessarily applies its judgment in designing such control systems, evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in a cost-effective control system, misstatements may occur and not be detected.

Item 9B. *Other Information*

Insider Trading Arrangement Adoptions and Modifications

During the three months ended December 31, 2025, no director or officer adopted or terminated any "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," each defined in Item 408 of Regulation S-K.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item can be found in the Company's Proxy Statement for the 2026 Annual Meeting of Shareholders (the 2026 Proxy Statement) to be filed with the SEC not later than 120 days after the end of the Company's fiscal year ended December 31, 2025 and is incorporated herein by reference.

Item 11. Executive Compensation

The information required by this item can be found in the 2026 Proxy Statement and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table sets forth certain information relating to our equity compensation plans as of December 31, 2025:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders	1,535,137	$ —	1,327,772
Equity compensation plans not approved by security holders	—	—	—
Total	1,535,137	—	1,327,772

The number of securities in the table above includes 1,535,137 restricted stock units and performance-based restricted stock units.

Additional information required by this item can be found in the 2026 Proxy Statement and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item can be found in the 2026 Proxy Statement and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

Our independent registered public accounting firm is KPMG LLP, Phoenix, Arizona, Auditor Firm ID: 185. The information required by this item can be found in the 2026 Proxy Statement and is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this Report:

(1) Financial Statements

See Part II, Item 8 of this Report for information concerning our financial statements and Report of Independent Registered Public Accounting Firm incorporated herein by reference.

(2) Financial Statement Schedules

All schedules have been omitted because the required information is not present or not present in amounts sufficient to require submission of the schedules or because the information is included in Part II, Item 8 of this Report.

(b) Exhibits

The list of exhibits filed with this Report is set forth in the Exhibit Index immediately below and is incorporated herein by reference.

BENCHMARK ELECTRONICS, INC.
Exhibit Index

Exhibit No.	Exhibit Description
2.1	Purchase Agreement dated October 20, 2015 (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K dated November 12, 2015 (Commission file number 1-10560))
3.1	Restated Articles of Incorporation dated May 17, 2016 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K dated May 17, 2016) (Commission file number 1-10560)
3.2	Amended and Restated Bylaws of the Company dated December 2, 2020 (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K dated December 7, 2020 (Commission file number 1-10560))
4.1	Specimen form of certificate evidencing the Common Shares (incorporated by reference to Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2014) (Commission file number 1-10560)
4.2	Description of Company's securities (incorporated by reference to Exhibit 4.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 2019 (Commission file number 1-10560))
10.1 (1)	Form of Indemnity Agreement between the Company and its directors and senior officers (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed for the quarter ended June 30, 2017 (Commission file number 1-10560))
10.2 (1)	Benchmark Electronics, Inc. 2000 Stock Awards Plan (2000 Plan) (incorporated by reference to Exhibit 4.8 to the Company's Registration Statement on Form S-8 (Registration Number 333-54186))
10.3 (1)	Form of nonqualified stock option agreement for use under the 2000 Plan (incorporated by reference to Exhibit 10.10 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008 (Commission file number 1-10560))
10.4 (1)	Benchmark Electronics, Inc. 2002 Stock Option Plan for Non-Employee Directors (2002 Plan) (incorporated by reference to Appendix A to the Company's Definitive Proxy Statement on Schedule 14A filed April 15, 2002 (Commission file number 1-10560))
10.5 (1)	Amendment No. 1 to the 2002 Plan (incorporated by reference to Exhibit 99.3 to the Company's Current Report on Form 8-K dated May 19, 2006 (Commission file number 1-10560))
10.6 (1)	Benchmark Electronics, Inc. 2010 Omnibus Incentive Compensation Plan (2010 Plan) (incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8 (Registration Number 333-168427))
10.7 (1)	First Amendment to the 2010 Plan (incorporated by reference to Annex A to the Company's Definitive Proxy Statement on Schedule 14A filed March 28, 2014 (Commission file number 1-10560))
10.8 (1)	Form of option award agreement for use under the 2010 Plan (incorporated by reference to Exhibit 4.10 to the Company's Registration Statement on Form S-8 (Registration Number 333-168427))
10.9 (1)	Form of restricted share award agreement for use under the 2010 Plan (incorporated by reference to Exhibit 4.11 to the Company's Registration Statement on Form S-8 (Registration Number 333-168427))
10.10 (1)	Form of restricted stock unit award agreement for use under the 2010 Plan (incorporated by reference to Exhibit 4.12 to the Company's Registration Statement on Form S-8 (Registration Number 333-168427))
10.11 (1)	Amended form of restricted stock unit award agreement for use under the 2010 Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2017 (Commission file number 1-10560))
10.12 (1)	Form of performance-based restricted stock unit award agreement for use under the 2010 Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on May 10, 2016 (Commission file number 1-10560))
10.13 (1)	Amended form of performance-based restricted stock unit award agreement for use under the 2010 Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2017 (Commission file number 1-10560))

Exhibit No.	Exhibit Description
10.14 [1]	Benchmark Electronics, Inc. Deferred Compensation Plan dated as of December 16, 2008 (incorporated by reference to Exhibit 99.1 to the Company's Form S-8 (Registration Number 333-156202))
10.15 [1]	Form of Executive Severance Agreement (incorporated by referent to Exhibit 10.15 to the Company's Annual Report on Form 10-K for the year ended December 31, 2015 (Commission file number 1-10560))
10.16 [4]	Amended and Restated Credit Agreement, dated December 21, 2021, by and among Benchmark Electronics, Inc., certain of its subsidiaries, the lenders party thereto and Bank of America, N.A. as Administrative Agent, Swingline Lender and L/C Issuer (incorporated by reference to Exhibit 10.1 to the Company's Current Report of Form 8-dated December 28, 2021 (Commission file number 1-10560))
10.16.1 [4]	Amendment No. 1 to Amended and Restated Credit Agreement, dated May 20, 2022, by and among Benchmark Electronics, Inc., certain of its subsidiaries, the lenders party thereto and Bank of America, N.A. as Administrative Agent, Swingline Lender and L/C Issuer (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated May 24, 2022 (Commission file number 1-10560))
10.16.2	Amendment No. 2 to Amended and Restated Credit Agreement, dated February 3, 2023, by and among Benchmark Electronics, Inc., certain of its subsidiaries, the lenders party thereto and Bank of America, N.A. as Administrative Agent, Swingline Lender and L/C Issuer (incorporated by reference to Exhibit 10.16.2 to the Company's Annual Report on Form 10-K for year ended December 31, 2022 (Commission file number 1-10560))
10.16.3 [4]	Amendment No. 3 to Amended and Restated Credit Agreement, dated May 1, 2023, by and among Benchmark Electronics, Inc., certain of its subsidiaries, the lenders party thereto and Bank of America, N.A. as Administrative Agent, Swingline Lender and L/C Issuer (incorporated by reference to Exhibit 10.1 to the Company's Current Report of Form 8-K dated May 3, 2023 (Commission file number 1-10560)
10.16.4 [4]	Second Amended and Restated Credit Agreement, dated June 27, 2025, by and among Benchmark Electronics, Inc., certain of its subsidiaries, the lenders party thereto and Bank of America, N.A., as Administrative Agent, Swingline Lender and an L/C Issuer (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 30, 2025 (Commission file number 1-10560))
10.18 [1]	Form of Key Management Severance Agreement (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated December 11, 2017 (Commission file number 1-10560))
10.19 [1]	Employment Agreement, dated February 26, 2019, between the Company and Jeffrey W. Benck (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated February 28, 2019 (Commission file number 1-10560))
10.20 [1]	Benchmark Electronics, Inc. 2019 Omnibus Incentive Compensation Plan (incorporated by reference to Annex A to the Company's Definitive Proxy Statement on Schedule 14A filed April 5, 2019) (Commission file number 1-10560)
10.20.1 [1]	First Amendment to the Benchmark Electronics, Inc. 2019 Omnibus Incentive Compensation Plan (incorporated herein by reference to Annex A to the Company's Revised Definitive Proxy Statement on Schedule 14A filed on April 15, 2022 (Commission file number 1-10560))
10.21 [1]	Form of restricted stock unit award agreement for use under the 2019 Plan (incorporated by reference to Exhibit 10.23 to the Company's Annual Report on Form 10-K for the year ended December 31, 2020 (Commission file number 1-10560))
10.22 [1]	Form of performance-based restricted stock unit award agreement for use under the 2019 Plan (incorporated by reference to Exhibit 10.24 to the Company's Annual Report on Form 10-K for the year ended December 31, 2020 (Commission file number 1-10560))
10.24 [1]	Transition Agreement, dated September 2, 2025, by and between Benchmark Electronics, Inc. and Jeffrey W. Benck (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 2, 2025 (Commission file number 1-10560))
14.1	Code of Conduct (incorporated by reference to Exhibit 10.20 to the Company's Annual Report on Form 10-K for the year ended December 31, 2009 (Commission file number 1-10560))
19.1 [2]	Benchmark Electronics, Inc. Securities Trading Policy
21.1 [2]	Subsidiaries of Benchmark Electronics, Inc.

Exhibit No.	Exhibit Description
23.1 [2]	Consent of Independent Registered Public Accounting Firm
31.1 [2]	Section 302 Certification of Chief Executive Officer
31.2 [2]	Section 302 Certification of Chief Financial Officer
32.1 [3]	Section 1350 Certification of Chief Executive Officer
32.2 [3]	Section 1350 Certification of Chief Financial Officer
97.1 [2]	Benchmark Electronics, Inc. Clawback Policy
101.INS [2]	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH [2]	Inline XBRL Taxonomy Extension Schema Document
104 [2]	Cover Page Interactive Data File - formatted in Inline XBRL and contained in Exhibit 101

[1] Indicates management contract or compensatory plan or arrangement

[2] Filed herewith

[3] Furnished herewith

[4] Certain exhibits and schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company will furnish supplementally to the SEC a copy of any omitted exhibits or schedules upon request.

Item 16. *Form 10-K Summary*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


BENCHMARK ELECTRONICS, INC.


By: /s/ Jeffrey W. Benck
 Jeffrey W. Benck
 Chief Executive Officer
Date: February 23, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant, in the capacities and on the dates indicated.

Name	Position	Date
/s/ David W. Scheible David W. Scheible	Chairman of the Board	February 23, 2026
/s/ Jeffrey W. Benck Jeffrey W. Benck	Chief Executive Officer and Director (principal executive officer)	February 23, 2026
/s/ Bryan R. Schumaker Bryan R. Schumaker	Chief Financial Officer (principal financial officer)	February 23, 2026
/s/ Douglas M. Britt Douglas M. Britt	Director	February 23, 2026
/s/ Glynis A. Bryan Glynis A. Bryan	Director	February 23, 2026
/s/ Anne De Greef-Safft Anne De Greef-Safft	Director	February 23, 2026
/s/ Kenneth T. Lamneck Kenneth T. Lamneck	Director	February 23, 2026
/s/ Michael D. Slessor Michael D. Slessor	Director	February 23, 2026
/s/ Charles M. Swoboda Charles M. Swoboda	Director	February 23, 2026
/s/ Lynn A. Wentworth Lynn A. Wentworth	Director	February 23, 2026

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Benchmark

Corporate and Shareholder Data

Stock Trading

The common shares of Benchmark Electronics, Inc. trade on the New York Stock Exchange under the symbol BHE.

Stock Transfer Agent & Registrar

Communications concerning stock transfer requirements, lost certificates or changes of address should be directed to:

Computershare Trust Company, N.A.
P.O. Box 43006
Providence, RI 02940-3006
800-962-4284

SEC Form 10-K

Our annual report on Form 10-K that has been filed with the Securities and Exchange Commission (excluding exhibits) is included as part of this Annual Report. A copy of exhibits will be provided without charge upon written request to:

Investor Relations
Benchmark Electronics, Inc.
56 South Rockford Drive
Tempe, Arizona 85288

Available Information

We make available free of charge through our internet website (www.bench.com) our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file them with, or furnish them to, the Securities and Exchange Commission.

Financial Mailing List

Shareholders whose stock is held in trust or by a brokerage firm may receive timely financial mailings directly from Benchmark by writing to Investor Relations.

Annual Meeting

Shareholders are invited to attend the Benchmark Electronics, Inc. Annual Meeting, which will be held at:

Benchmark Electronics, Inc.
56 South Rockford Drive
Tempe, Arizona 85288
Thursday, May 28, 2026
8:00 a.m. Arizona time

Executive Officers

Jeffrey W. Benck [1]*
Chief Executive Officer

David A. Moezidis [1]
President and Chief Executive Officer

Bryan R. Schumaker [1]
Executive Vice President, Chief Financial Officer

David A. Valkanoff [1]
Executive Vice President, Chief Operating Officer

Stephen J. Beaver, Esq. [1]
Senior Vice President, General Counsel and Chief Legal Officer, Corporate Secretary

Rhonda R. Buseman
Senior Vice President, Chief Human Resources Officer

David A. Clark
Senior Vice President, Chief Procurement Officer

David L. Cummings
Senior Vice President, Chief Commercial Officer

Josh T. Hollin
Senior Vice President, Chief Technology Officer

Bipan Jayaraj
Senior Vice President, Chief Digital and Information Officer

Legal Counsel

Snell & Wilmer L.L.P.
Phoenix, Arizona

Independent Registered Public Accountants

KPMG LLP
Phoenix, Arizona

Directors

David W. Scheible [2] [4] [5]
Chairman of the Board of the Company and Current Operating Advisor to the funds of Clayton, Dubilier & Rice

Douglas M. Britt [3]
Executive Chairman of Boyd Corporation

Glynis A. Bryan [4]
Former Executive Vice President and Advisor and former Chief Financial Officer, Insight Enterprises, Inc.

Anne De Greef-Safft [4] [5]
Advisor to Private Equity Firms and Their Portfolio Companies through ADS Consulting

Kenneth T. Lamneck [4] [5]
Retired President and Chief Executive Officer, Insight Enterprises, Inc.

Dr. Michael D. Slessor [3]
Chief Executive Officer, FormFactor, Inc.

Charles M. Swoboda [3]
Former Chairman, President and Chief Executive Officer, Cree, Inc.

Lynn. A. Wentworth [3] [5]
Retired Chief Financial Officer and Treasurer, Blue Linx Holdings, Inc.

David A. Moezidis [1]
President and Chief Executive Officer, Benchmark Electronics, Inc.

(1) Named Executive Officer
(2) Chairman of the Board
(3) Member of Audit Committee
(4) Member of Human Capital and Compensation Committee
(5) Member of Nominating, Sustainability, and Governance Committee

*Jeff Bencks' last day as Chief Executive Officer was March 31, 2026.

Benchmark

When It Matters®

Corporate Headquarters
Benchmark Electronics, Inc.
56 S Rockford Dr.
Tempe, AZ 85288 USA

833-BENCH-00 (833.236.2400)
info@bench.com | www.bench.com